Exhibit 99.1

SHAREHOLDERS’ REPORT	For the period ended September 30, 2011	sunlife.com

CANADIAN RESIDENTS PARTICIPATING IN THE SHARE ACCOUNT

Shareholders holding shares in the Canadian Share Account can sell their shares for $15 plus 5 cents per share.

Complete Form A on the front of your Share Ownership Statement, tear it off and return it by mail to Canadian Stock Transfer Company Inc.

For more information call Canadian Stock Transfer Company Inc. at 1 877 224-1760.

Sun Life Financial Reports Third Quarter 2011 Results

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited financial results for the period ended September 30, 2011.

Third Quarter 2011 Financial Highlights

•

Operating loss(1) of $572 million, compared to operating net income of $403 million in the third quarter of 2010. Reported loss of $621 million, compared to reported net income of $416 million in the same period a year ago

•

Operating loss per share of $0.99, compared to operating earnings per share of $0.71 in the third quarter of 2010. Reported loss per share of $1.07, compared to earnings per share of $0.73 in the same period last year

•	Operating return on equity of negative 16.0%, compared to 11.6% in the same period one year ago. Reported return on equity of negative 17.4%, compared to 12.0% in the third quarter of 2010
•	Quarterly dividend of $0.36 per share

TORONTO (November 2, 2011) – Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) recorded an operating loss of $572 million for the third quarter of 2011, compared with operating net income of $403 million in the same period last year. Our operating loss per share was $0.99 in the third quarter of 2011, compared to operating net income of $0.71 in the third quarter of 2010. The reported loss was $621 million or $1.07 per share in the third quarter of 2011, compared to net income of $416 million or $0.73 per share in the same period last year.

Our operating loss in the third quarter of 2011 was driven by net reserve increases of $684 million related to steep declines in both equity markets and interest rate levels, which were reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to our actuarial methods and assumptions, which generally occur in the third quarter of each year, further reduced net income by $203 million.

The third quarter was a period of exceptional market volatility. North American equity markets dropped by 12% – 14%, while yields on fixed income securities fell amid economic uncertainty in the European Union and U.S. monetary policy actions aimed at lowering interest rates on long-term treasuries. In the United States, treasury rates reached historic lows, with 30-year yields down 146 basis points to 2.91%. Under the Canadian insurance accounting model, the future impact of September 30, 2011 market conditions is reflected in our current period results.

Reported revenue was $7.5 billion in the quarter, down from $7.7 billion in the same period last year. The year-over-year decline includes the impact of currency movements, which reduced third quarter revenue by approximately $250 million relative to the same period last year. Adjusted revenue(1), which excludes the impact of currency, certain reinsurance arrangements and fair value changes, was $5.8 billion for the quarter ended September 30, 2011, compared to $5.4 billion one year ago.

The Board of Directors of Sun Life Financial Inc. today declared a quarterly shareholder dividend of $0.36 per common share, maintaining the current quarterly dividend.

“Our financial results reflect the severe volatility experienced during the third quarter, including interest rate levels that reached historic lows and a significant decline in equity markets. Despite the relative resilience of the Canadian economy, the financial turmoil in the global economy has been far reaching,” Donald A. Stewart, Chief Executive Officer, said. “Global economic uncertainty and U.S. monetary policy actions have increased demand for fixed income securities, putting downward pressure on bond yields, which have a direct impact on the financial performance of Canadian life insurers and defined benefit pension plans.”

“Our hedging programs performed well, providing significant offsets to market declines. We continue to take action to improve our product mix, increase prices and de-risk products. Our business is strong despite economic uncertainties and we remain a well-capitalized financial institution with a strong foundation and balanced business model. We are looking through current market disruptions to focus on customer service, and seek opportunities to grow and diversify our business.”

In the fourth quarter of 2011, we plan to make a change related to the valuation of our variable annuity and segregated fund insurance contract liabilities whereby we will provide for the estimated future lifetime hedging costs of these contracts in our liabilities. The impact of this change on our net income in the fourth quarter will depend on the level of interest rates and other market conditions as at December 31, 2011, as well as further refinements to the valuation methodology. If this change was made using September 30, 2011 market conditions, the expected one-time reduction in net income is estimated to be in the range of $550 million to $650 million. Our net income sensitivity to interest rates is expected to increase substantially as a result of this change. The impact of this valuation change on the MCCSR ratio of Sun Life Assurance Company of Canada is expected to be positive, as the increase in variable annuity and segregated fund liabilities will reduce the amount of required regulatory capital for these products.

Our estimate of the one-time impact of this valuation change on our net income reflects market conditions as at September 30, 2011. Our October 17, 2011 news release, “Sun Life Financial Provides Update on 2011 Results”, provided an estimate of $500 million for the one-time unfavourable net income impact of this change, which was reflective of the higher level of interest rates in effect at that time. As noted above, the amount of this one-time impact will be dependent on the level of interest rates at the time of implementation, and other factors.

(1)

Operating net income (loss) and financial information based on operating net income (loss), such as operating earnings (loss) per share and operating return on equity, are non-IFRS financial measures. Adjusted revenue is also a non-IFRS financial measure. Information on non-IFRS financial measures can be found in our management’s discussion and analysis for the quarter ended September 30, 2011.

Sun Life Financial Inc.	Third Quarter 2011	1

Operational Highlights

Sun Life strengthens its asset management business

Sun Life entered into agreements to purchase the minority shares in its McLean Budden investment management subsidiary and transfer the business to MFS Investment Management. The transaction benefits clients of both firms through an expanded global research platform, a broader range of investment solutions and increased scale to service clients. As of September 30, 2011, the combined assets under management of MFS and McLean Budden were $248 billion.

Sun Life Global Investments (Canada) marks its first year with new products, strong performance

SLGI (Canada), our new Canadian investment management company, continues to focus on the expansion of its product shelf with the launch of three new mutual funds in the quarter. Fund performance in the growing line-up of funds has been very strong. Ten of the 11 long-term funds performed above their respective category medians, while eight of those 11 funds were in the top quartile for the one-year period. Two funds were ranked #1 in their respective categories against several hundred others, for periods ended September 30, 2011.

MFS funds deliver strong performance

MFS’s retail fund performance remains strong with 80% and 86% of fund assets ranked in the top half of their respective Lipper categories based on three- and five-year performance, respectively. Performance in the Global/International equity style continues to be especially strong, with 100% and 98% of fund assets ranking in the top half of their three- and five-year Lipper averages, respectively, as of September 30, 2011.

Growth in the Philippines

Third quarter sales were the highest quarterly sales results in our 116-year history in the Philippines. Growth in the agency force was almost 30% over the comparable period in 2010. Subsequent to quarter end, Sun Life Financial completed the acquisition of 49% of Grepalife Financial, Inc., a Philippine life insurance company. The new joint venture includes an exclusive bancassurance relationship with the Yuchengco-owned Rizal Commercial Banking Corporation, which serves two million customers in more than 350 branches nationwide.

New mobile app contributes to growth in e-claims

Sun Life Financial introduced a new mobile app during the quarter that provides existing group benefits and group retirement and savings plan members across Canada the ability to submit benefit claims, check plan balances and find ways to save for the future in a single mobile app. SLF Canada’s Group Benefits reported year-to-date e-claims totaling 1.7 million, up 73% over the comparable period in 2010.

Sun Life maintains position on key sustainability index

For the fifth consecutive year, Sun Life Financial has been selected as a member of the Dow Jones Sustainability North America Index ("DJSI"). Sun Life is one of only two Canadian life insurers to be named to the index and one of only five life insurers overall. The DJSI tracks the stock market performance of the leading sustainability companies in North America.

About Sun Life Financial

Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth accumulation products and services to individuals and corporate customers. Chartered in 1865, Sun Life Financial and its partners today have operations in key markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China and Bermuda. As of September 30, 2011, the Sun Life Financial group of companies had total assets under management of $459 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

2	Sun Life Financial Inc.	Third Quarter 2011

Management’s Discussion and Analysis

For the period ended September 30, 2011

Dated November 2, 2011

How We Report Our Results

Sun Life Financial Inc.(1) manages its operations and reports its results in five business segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial U.S. (“SLF U.S.”), MFS Investment Management (“MFS”), Sun Life Financial Asia (“SLF Asia”) and Corporate. Information concerning these segments is included in Note 5 to our interim unaudited financial statements and accompanying notes (“Consolidated Financial Statements”) for the period ended September 30, 2011. Financial information concerning SLF U.S. and MFS is presented in Canadian and U.S. dollars to facilitate the analysis of underlying business trends. We prepare our interim Consolidated Financial Statements using International Financial Reporting Standards (“IFRS”), and in accordance with International Accounting Standard 34, Interim Financial Reporting.

We use certain non-IFRS financial measures, including operating net income as key metrics in our financial reporting to enable our stakeholders to better assess the underlying performance of our businesses. Operating net income and other financial information based on operating net income, such as operating earnings per share (“EPS”) and operating return on equity (“ROE”), are non-IFRS financial measures. We believe that operating net income provides information useful to investors in understanding the Company’s performance and facilitates the comparison of the quarterly and full year results of our ongoing operations. Operating net income excludes: (i) the impact of certain hedges that do not qualify for hedge accounting in SLF Canada; (ii) fair value adjustments on share-based payment awards at MFS; and (iii) other items that are non-operational or ongoing in nature. Operating EPS excludes the dilutive impact of convertible securities. Other non-IFRS financial measures that we use include adjusted revenue, administrative services only (“ASO”) premium and deposit equivalents, mutual fund assets and sales, managed fund assets and sales, total premiums and deposits and assets under management (“AUM”). Additional information about non-IFRS financial measures and reconciliations to the closest IFRS measure can be found in this management’s discussion and analysis (“MD&A”) under the heading Use of Non-IFRS Financial Measures.

The information contained in this document is in Canadian dollars unless otherwise noted and is based on our interim unaudited financial results for the period ended September 30, 2011. All EPS measures in this document refer to fully diluted EPS, unless otherwise stated.

Additional information about Sun Life Financial Inc. can be found in our annual and interim Consolidated Financial Statements, annual and interim MD&A and Annual Information Form (“AIF”). These documents are filed with securities regulators in Canada and are available at www.sedar.com. Our annual MD&A, annual Consolidated Financial Statements and AIF are filed with the United States Securities and Exchange Commission (“SEC”) in our annual report on Form 40-F and our interim MD&As and interim financial statements are furnished to the SEC on Form 6-Ks and are available at www.sec.gov.

(1)	Together with its subsidiaries and joint ventures, collectively referred to as “the Company”, “Sun Life Financial”, “we”, “our” and “us”.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2011	3

Financial Summary

	Quarterly Results					Year to date
($ millions, unless otherwise noted)	Q3’11	Q2’11	Q1’11	Q4’10	Q3’10	2011	2010
Net income (loss)
SLF Canada	11	222	250	181	246	483	609
SLF U.S.	(569)	110	180	294	18	(279)	12
MFS	59	66	62	57	55	187	151
SLF Asia	26	30	44	28	36	100	64
Corporate(1)	(99)	(3)	(64)	(75)	48	(166)	156
Operating net income (loss)	(572)	425	472	485	403	325	992
Items excluded from operating net income:
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	(53)	9	(9)	43	37	(53)	(33)
Fair value adjustments on share-based payment awards at MFS	4	(26)	(25)	(24)	(24)	(47)	(57)
Reported net income (loss)	(621)	408	438	504	416	225	902
Diluted EPS ($)
Operating(2)	(0.99)	0.73	0.82	0.85	0.71	0.56	1.74
Reported	(1.07)	0.68	0.73	0.84	0.70	0.39	1.55
Basic EPS ($)
Operating	(0.99)	0.74	0.82	0.85	0.71	0.56	1.75
Reported	(1.07)	0.71	0.76	0.88	0.73	0.39	1.59
Return on equity (%)
Operating	(16.0)%	12.0%	13.5%	13.9%	11.6%	3.1%	9.8%
Reported	(17.4)%	11.5%	12.5%	14.4%	12.0%	2.1%	8.9%
Avg. common shares outstanding (millions)	580.5	578.2	574.7	572.0	569.2	577.8	566.9
Closing common shares outstanding (millions)	582.8	580.4	578.1	574.3	571.9	582.8	571.9
Dividends per common share ($)	0.36	0.36	0.36	0.36	0.36	1.08	1.08
MCCSR ratio(3)	210%	231%	229%	228%	208%	210%	208%

Premiums & deposits(4)
Net premium revenue	2,335	2,240	2,434	3,543	3,431	7,009	10,227
ASO premium and deposit equivalents	1,362	1,450	1,458	2,576	1,077	4,270	3,215
Segregated fund deposits	2,298	2,406	2,566	2,699	2,389	7,270	7,542
Mutual fund sales	7,120	6,570	7,917	6,834	7,022	21,607	21,634
Managed fund sales	5,446	8,188	5,703	9,246	5,212	19,337	18,874
Total premiums & deposits	18,561	20,854	20,078	24,898	19,131	59,493	61,492

Assets under management(5)
General fund assets	130,413	121,618	120,971	122,301	127,024	130,413	127,024
Segregated funds	85,281	89,116	89,513	87,946	84,585	85,281	84,585
Mutual funds, managed funds and other AUM	243,132	262,902	258,912	254,478	243,678	243,132	243,678
Total AUM	458,826	473,636	469,396	464,725	455,287	458,826	455,287
Capital
Subordinated debt and other capital(6)	4,396	4,382	4,383	4,385	4,690	4,396	4,690
Participating policyholders’ equity	123	120	117	115	113	123	113
Total shareholders’ equity(7)	16,368	16,248	16,040	15,932	15,973	16,368	15,973
Total capital	20,887	20,750	20,540	20,432	20,776	20,887	20,776

(1)	For periods prior to the first quarter of 2011, Corporate includes the results from our life reinsurance operations that were sold on December 31, 2010.
(2)	Operating EPS excludes the dilutive impact of convertible securities. For additional information, see Use of Non-IFRS Financial Measures.
(3)	Represents the Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio of Sun Life Assurance Company of Canada (“Sun Life Assurance”); 2010 ratios appear as reported under Canadian GAAP.
(4)

ASO premium and deposit equivalents, mutual fund sales, managed fund sales and total premiums and deposits are non-IFRS financial measures. ASO premium and deposit equivalents represent group contracts where we provide administrative services for a fee. For additional information, see Use of Non-IFRS Financial Measures.

(5)	AUM, mutual fund assets, managed fund assets, other AUM and total AUM are non-IFRS financial measures. For additional information, see Use of Non-IFRS Financial Measures.
(6)

Other capital refers to Sun Life ExchangEable Capital Securities (“SLEECS”), which qualify as capital for Canadian regulatory purposes. Additional information is available in the section Capital Management and Liquidity.

(7)	Excludes non-controlling interests.

4	Sun Life Financial Inc.	Third Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Q3 2011 vs. Q3 2010

Our operating loss was $572 million for the quarter ended September 30, 2011. Our operating loss in the third quarter of 2011 was driven by reserve increases (net of increases in asset values including hedges) of $684 million after-tax related to steep declines in both equity markets and interest rate levels, and reflected primarily in the individual life and variable annuity businesses in SLF U.S. Updates to our actuarial methods and assumptions, which generally occur in the third quarter of each year, further reduced net income by $203 million. Updates to our actuarial estimates and assumptions included unfavourable impacts related primarily to mortality and policyholder behaviour in SLF Canada and SLF U.S., which were partially offset by changes related to investment income tax on universal life insurance policies in SLF Canada.

Losses from equity market and interest rate movements were at the high end of the estimated ranges previously disclosed in our MD&A for the second quarter of 2011. Key drivers that contributed to this result included uneven movements across the yield curve, increased volatility, including large, simultaneous downward movements in both interest rates and equity markets, and fund underperformance relative to market indices.

The following table summarizes the impact that certain key economic factors had on our net income in the third quarter of 2011.

Increase/(Decrease) ($ millions, after-tax)	Q3’11
Economic impacts
Net equity market impact	(404)
Net interest rate impact	(280)
Net credit impact	(8)

The net equity market impact includes the effect of changes in equity markets, net of hedging, that differ from our liability best estimate assumption of approximately 2% growth per quarter in equity markets. Our key equity benchmarks include the S&P 500 and the S&P/TSX Composite Index and the TSX 60. Net interest rate impact includes changes in interest rates that impact the investment returns that differ from those assumed, as well as the impact of changes in interest rates on the value of derivative instruments employed as part of our hedging programs. Our exposure to interest rates varies by product type, line of business and geography. Given the long-term nature of our business we have a higher degree of sensitivity towards interest rates with long durations.

Operating net income in the third quarter of 2010 of $403 million was favourably impacted by $156 million from improved equity market conditions, and $49 million from assumption changes and management actions. These favourable impacts in 2010 were partially offset by the adverse impact of a $57 million increase in the mortgage sectoral allowance, which reduced net income by $40 million.

Operating ROE for the third quarter of 2011 was negative 16.0%, compared to 11.6% in the third quarter of 2010. The decrease in operating ROE in the third quarter of 2011 was primarily the result of losses in the third quarter, which were $0.99 per share in the third quarter of 2011, compared to net income of $0.71 per share in the third quarter of 2010.

Our reported loss in the third quarter of 2011 was $621 million, compared to net income of $416 million in the third quarter of 2010. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based awards at MFS increased the reported loss by $49 million in the third quarter of 2011, compared to an increase in net income of $13 million in the third quarter of 2010. Reported ROE was negative 17.4%, compared with 12.0% for the third quarter of 2010.

Q3 2011 vs. Q3 2010 (year-to-date)

Operating net income for the first nine months of 2011 was $325 million, compared to $992 million for the same period in 2010. Operating net income for the first nine months of 2011 was unfavourably impacted by declines in equity markets and interest rate levels, updates to actuarial estimates and assumptions, higher levels of investment in growth and service initiatives in our business and losses in our Corporate segment. This was partially offset by increases in the fair value of real estate classified as investment properties and the favourable impact of investment activity on insurance contract liabilities.

Operating net income for the nine months ended September 30, 2010, benefited from the favourable impact of assumption changes and management actions, partially offset by unfavourable interest rate experience.

Reported net income for the first nine months of 2011 was $225 million, compared to $902 million for the same period one year ago. The net impact of certain hedges that do not qualify for hedge accounting in SLF Canada and fair value adjustments on share-based awards at MFS reduced reported net income by $100 million in the first nine months of 2011, compared to a reduction of $90 million in the first nine months of 2010. Reported ROE was 2.1% for the first nine months of 2011, compared with 8.9% for the first nine months of 2010.

Assumption Changes and Management Actions

Management makes judgments involving assumptions and estimates relating to the Company’s obligations to policyholders, some of which relate to matters that are inherently uncertain. The determination of these assumptions and estimates is fundamental to the Company’s financial results and requires management to make assumptions about equity market performance, interest rates, asset default, mortality and morbidity rates, policy terminations, expenses and inflation, and other factors over the life of its products.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2011	5

During the third quarter of 2011 the net impact of assumption changes and management actions resulted in a decrease in net income of $203 million.

Q3 2011 assumption changes and management actions by type
($ millions)	Impact on net income (after-tax)	Comments
Lapse and other policyholder behaviour	(298)	Reflects higher lapse rates on term insurance renewals in SLF Canada, as well as updates for premium persistency in Individual Insurance in SLF U.S.
Mortality/morbidity	(114)	Primarily due to updates to reflect new industry guidance relating to mortality improvement from the Canadian Institute of Actuaries (“CIA”)
Investment returns	(68)	Largely due to updates to a number of investment assumptions including updates to real estate assumptions and the impact of a lower interest rate environment, partially offset by changes to asset default assumptions
Expense	(36)	Impact of reflecting recent experience studies across the Company (i.e. higher unit costs)
Investment income tax	204	Reflects changes related to investment income tax on universal life contracts in SLF Canada
Model enhancements	109	Modelling enhancements to improve the projection of future cash flows across a number of our businesses
Total	(203)

Fourth Quarter Actuarial Method and Assumption Change

In the fourth quarter of 2011, we plan to make a change related to the valuation of our variable annuity and segregated fund insurance contract liabilities. While we generally update our actuarial methods and assumptions in the third quarter of each year, we will reflect this change to our valuation method in the fourth quarter due to its complexity and additional analysis and preparation required prior to implementation.

To date, the Canadian actuarial profession has not prescribed a single approach to the valuation of dynamic hedging programs for variable annuity and segregated fund contracts. In particular, the CIA has been examining approaches that would reflect the future cost of hedging guarantees in insurance contract liabilities, and guidance is emerging. The CIA work, as well as our own internal actuarial work, has progressed sufficiently in 2011, such that we believe it would be appropriate to reflect the cost of our dynamic hedging program in the determination of our insurance contract liabilities. Upon transition to this revised valuation methodology in the fourth quarter of 2011, we expect to increase our insurance contract liabilities related to our in-force contracts for variable annuities and segregated funds, resulting in a one-time reduction in net income. The impact of this change in methodology on our fourth quarter results is dependent on December 31, 2011 market conditions, primarily the level of interest rates (including swap rates), as well as further refinements to the valuation methodology.

The table below summarizes the estimated impact of the change in our valuation methodology on our net income and capital levels using market conditions as at September 30, 2011.

Metric	Estimated Impact as at September 30, 2011
Net income (transition impact)	Approximately $(550) million to $(650) million
MCCSR(1) (transition impact)	Small increase
Net income sensitivity to changes in equity markets (post transition)	Substantively unchanged
Net income sensitivity to a 1% change in interest rates (post transition)	Significantly increased

(1)	Represents the MCCSR ratio of Sun Life Assurance

The net income impact from this change in our valuation methodology is a non-cash charge. The amount of this charge is expected to be sufficient to provide for the cost of hedging our existing variable annuity and segregated fund contracts over their remaining lifetime. Under our current valuation method, these costs are expensed in the period in which they are incurred. This methodology change will provide for the expected future costs, together with a provision for adverse deviations. This will result in a higher level of future net income from in-force contracts than would be the case using the current methodology. For new business in future periods, hedge costs associated with product guarantees will be reflected in net income at the time of sale, resulting in increased new business strain.

Our estimate of the one-time impact of this valuation change on our net income reflects market conditions as at September 30, 2011. Our October 17, 2011 news release, “Sun Life Financial Provides Update on 2011 Results”, provided an estimated unfavourable net income impact of $500 million related to this change, which was reflective of the higher level of interest rates in effect at that time.

6	Sun Life Financial Inc.	Third Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

The estimated impact of actuarial method and assumption changes that are expected to occur in the fourth quarter of 2011 is forward-looking information. It is based on interest rate and equity market levels as at September 30, 2011. Actual results can differ materially from these estimates for a variety of reasons including changes in capital market levels, management actions, effective tax rates, model error, legal and regulatory changes and currency exchange rates. Changes in accounting, or other actuarial valuation methods, models or assumptions could result in material changes to the reported impact on net income.

The estimate of our net income sensitivity to changes in interest rates is subject to management actions, interest rate levels and other market conditions.

Impact of Currency

We have operations in key markets worldwide, including the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Indonesia, India, China and Bermuda, and generate earnings in local currencies in these jurisdictions, which are translated into Canadian dollars. The bulk of our exposure to movements in foreign exchange rates is to the U.S. dollar.

Items impacting our Consolidated Statement of Operations are translated to Canadian dollars using average exchange rates for the respective period. For items impacting our Consolidated Balance Sheets, period end rates are used for currency translation purposes. The following table provides the most relevant foreign exchange rates over the past several quarters.

Exchange rate	Quarterly					Year to date
	Q3’11	Q2’11	Q1’11	Q4’10	Q3’10	2011	2010
Average
U.S. Dollar	0.978	0.968	0.986	1.013	1.040	0.977	1.037
U.K. Pounds	1.576	1.578	1.579	1.602	1.611	1.578	1.590
Period end
U.S. Dollar	1.050	0.963	0.970	0.997	1.029	1.050	1.029
U.K. Pounds	1.636	1.546	1.555	1.555	1.616	1.636	1.616

In general, our net income benefits from a weakening Canadian dollar and is adversely affected by a strengthening Canadian dollar as net income from the Company’s international operations is translated back to Canadian dollars. In a period of net losses, the weakening of the Canadian dollar can exacerbate losses. The relative impact of currency in any given period is driven by the movement of currency rates as well as the proportion of earnings generated in our foreign operations. We generally express the impact of currency on net income on a year-over-year basis. During the third quarter of 2011 our net loss decreased by $33 million as a result of movements in foreign exchange rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2011	7

Performance by Business Group

SLF Canada

	Quarterly results					Year to date
($ millions)	Q3’11	Q2’11	Q1’11	Q4’10	Q3’10	2011	2010
Operating net income (loss)(1)
Individual Insurance & Investments	(82)	125	127	79	136	170	300
Group Benefits	73	64	66	63	81	203	195
Group Wealth	20	33	57	39	29	110	114
Total operating net income (loss)	11	222	250	181	246	483	609

Common shareholders’ net income (loss)	(42)	231	241	224	283	430	576

(1)

Operating net income in SLF Canada excludes the impact of certain hedges that do not qualify for hedge accounting and is a non-IFRS financial measure. Reconciliations of operating net income by business unit are included in our supplementary information package, which is available in the Investor Relations section of our corporate website at www.sunlife.com.

Q3 2011 vs. Q3 2010

SLF Canada reported a loss of $42 million in the third quarter of 2011, compared to net income of $283 million in the third quarter of 2010. The impact of certain hedges that do not qualify for hedge accounting reduced net income by $53 million in the third quarter of 2011. The impact of these hedges increased net income by $37 million in the third quarter of 2010.

Operating net income was $11 million in the third quarter of 2011, compared to $246 million for the same period a year ago. Operating net income in the third quarter of 2011 reflected substantial declines in equity markets and the net unfavourable impact of updates to actuarial estimates and assumptions in Individual Insurance & Investments. Updates to actuarial estimates and assumptions included unfavourable impacts related primarily to lapses on term insurance renewals and mortality. This was partially offset by changes related to investment income tax on universal life insurance policies and modelling enhancements.

Operating net income in the third quarter of 2010 benefited from improved equity market conditions, favourable movement in interest rate swaps used for asset-liability management and credit experience. SLF Canada also benefited from net favourable changes to actuarial estimates and assumptions including the positive impact of equity- and interest rate-related updates in Individual Insurance & Investments and morbidity in Group Benefits. This was partially offset by the unfavourable impact of updated assumptions for policyholder behaviour.

In the third quarter of 2011, sales of Individual life and health insurance increased by 9% compared to third quarter 2010 due to the continued success of the Sun Par product. Sales of Individual Investments decreased by 13% from the third quarter of 2010 primarily due to lower segregated fund sales partially offset by higher mutual fund sales which increased by 35% to $307 million. Group Benefits sales were down 25% from the third quarter of 2010 to $79 million primarily due to lower sales in the medium-sized case markets. In Group Wealth, Group Retirement Services sales were down 6% due to lower defined contribution sales, partially offset by an increase in payout annuity sales. Pension rollover sales remained strong, with a four-quarter average retention rate of 49%.

Q3 2011 vs. Q3 2010 (year-to-date)

Net income for the first nine months of 2011 was $430 million, compared to $576 million for the nine months ended September 30, 2010. The impact of certain hedges that do not qualify for hedge accounting reduced net income by $53 million in the first nine months of 2011, compared to a $33 million decrease in the first nine months of 2010.

Operating net income for the first nine months of 2011 was $483 million, compared to $609 million for the same period one year ago. Operating net income for the nine months ended September 30, 2011, reflected declining equity markets and the net unfavourable impact of updates to actuarial estimates and assumptions. This was partially offset by changes related to investment income tax on universal life insurance policies, the favourable impact of investment activity on insurance policies and gains from increases in the value of real estate properties.

Operating net income for the nine months ended September 30, 2010 was favourably impacted by the net impact of updates to actuarial estimates and assumptions in the third quarter of 2010, and improved credit experience partially offset by less favourable equity market experience.

8	Sun Life Financial Inc.	Third Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

SLF U.S.

	Quarterly results					Year to date
(US$ millions)	Q3’11	Q2’11	Q1’11	Q4’10	Q3’10	2011	2010

Operating net income(1) (loss)
Annuities	(272)	62	78	125	154	(132)	156
Individual Insurance	(318)	41	62	126	(171)	(215)	(218)
Employee Benefits Group	22	11	44	40	33	77	75
Total operating net income (loss) (US$ millions)	(568)	114	184	291	16	(270)	13
Total operating net income (loss) (C$ millions)	(569)	110	180	294	18	(279)	12

Common shareholders’ net income (loss) (US$ millions)	(568)	114	184	291	16	(270)	13
Common shareholders’ net income (loss) (C$ millions)	(569)	110	180	294	18	(279)	12

(1)	There have been no items that have given rise to differences between reported and operating net income in the quarterly and year-to-date results presented here.

Q3 2011 vs. Q3 2010

SLF U.S. reported a loss of C$569 million in the third quarter of 2011, compared to net income of C$18 million in the third quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010 decreased the reported loss in SLF U.S. by C$36 million.

The operating loss in the third quarter of 2011 was US$568 million, compared to net income of US$16 million in the third quarter of 2010. Results in the third quarter of 2011 reflected the adverse impact of substantial declines in equity markets and interest rates in Annuities and Individual Insurance, as well as unfavourable morbidity experience in Employee Benefits Group. The loss in the third quarter also included the net unfavourable impact of updates to actuarial estimates and assumptions related to mortality and policyholder behaviour in Individual Insurance.

Net income of US$16 million in the third quarter of 2010 reflected unfavourable interest rate movements, primarily in Individual Insurance, unfavourable morbidity experience, and a sectoral mortgage allowance in anticipation of continued pressure in the U.S. commercial mortgage market. Earnings in the third quarter of 2010 were also impacted by net unfavourable updates to actuarial estimates and assumptions. This was partially offset by improved equity market conditions as reflected in the Annuities business unit.

Variable annuity sales in the third quarter of 2011 were US$847 million, a decrease of 19% compared to the prior year. Employee Benefits Group sales in the third quarter of 2011 decreased 37% compared to the same period a year ago, with sales lower across all product lines. The decline in sales reflects our pricing discipline in a competitive environment. Domestic Individual Insurance sales in the third quarter of 2011 increased 17% compared to the prior year primarily due to an increase in corporate-owned life insurance sales.

Q3 2011 vs. Q3 2010 (year-to-date)

Losses for the first nine months of 2011 were US$270 million, compared to net income of US$13 million for the same period one year ago. The loss for the nine months ended September 30, 2011, reflected the unfavourable impact of interest rates and equity markets, and net unfavourable impact of updates to actuarial estimates and assumptions.

Results for the nine months ended September 30, 2010, reflected the net adverse impact of updates to actuarial estimates and assumptions and unfavourable interest rate movements and morbidity experience, partially offset by favourable credit experience.

MFS Investment Management

	Quarterly results					Year to date
	Q3’11	Q2’11	Q1’11	Q4’10	Q3’10	2011	2010

Operating net income(1) (US$ millions)	60	68	63	56	53	191	146
Operating net income(1) (C$ millions)	59	66	62	57	55	187	151
Common shareholders’ net income (US$ millions)	64	42	37	32	30	143	91
Common shareholders’ net income (C$ millions)	63	40	37	33	31	140	94
Pre-tax operating profit margin ratio(2)	32%	34%	33%	31%	31%	33%	30%
Average net assets (US$ billions)	225	239	228	214	195	230	192
Assets under management (US$ billions)(2)	208	240	232	222	204	208	204
Net sales (US$ billions)	–	3.2	2.1	5.1	2.3	5.3	9.1
Asset appreciation (depreciation) (US$ billions)	(31.5)	4.6	7.9	13.0	18.4	(19.0)	7.3
S&P 500 Index (daily average)	1,227	1,319	1,302	1,205	1,094	1,282	1,117

(1)	Operating net income excludes fair value adjustments on share-based payment awards at MFS, and is a non-IFRS financial measure.
(2)	Pre-tax operating profit margin ratio and assets under management are non-IFRS financial measures. See Use of Non-IFRS Financial Measures.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2011	9

Q3 2011 vs. Q3 2010

Net income in the third quarter of 2011 was C$63 million, compared to C$31 million for the same period one year ago. The impact of fair value adjustments on share-based payment awards at MFS increased net income by C$4 million in the third quarter of 2011, compared to a reduction of C$24 million in the third quarter of 2010.

MFS had operating net income of C$59 million in the third quarter of 2011, compared to operating net income of C$55 million in the third quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010 decreased operating net income by C$4 million.

In U.S. dollars, operating net income in the third quarter of 2011 was US$60 million, compared to operating net income of US$53 million in the third quarter of 2010. The increase in operating net income from the third quarter of 2010 was primarily due to higher net average assets. MFS’s pre-tax operating profit margin ratio increased to 32% in the third quarter of 2011 from 31% one year ago.

Total assets under management at September 30, 2011, were US$208 billion, compared to US$222 billion at December 31, 2010. The decrease of US$14 billion was driven by asset depreciation of US$19.0 billion, partially offset by net sales of US$5.3 billion. Retail fund performance remained strong with 80% and 86% of fund assets ranked in the top half of their respective Lipper categories based on three-year and five-year performance.

On September 29, 2011, Sun Life Financial announced that it has agreed to purchase the minority shares in its McLean Budden investment management subsidiary and transfer the business to MFS. The transaction is expected to close in November, and will add approximately $30 billion to MFS’s assets under management.

Q3 2011 vs. Q3 2010 (year-to-date)

Net income for the first nine months of 2011 was US$143 million, compared to US$91 million for the first nine months of 2010. The impact of fair value adjustments on share-based payment awards at MFS reduced net income by US$48 million in the first nine months of 2011, compared to a reduction of US$55 million in the same period last year.

Operating net income was US$191 million for the first nine months of 2011, an increase of US$45 million over the same period one year ago. The increase in operating net income over the first nine months of 2010 was primarily due to higher average net assets, which increased to US$230 billion as at September 30, 2011, from US$192 billion in the first nine months of 2010.

SLF Asia

	Quarterly results					Year to date
($ millions)	Q3’11	Q2’11	Q1’11	Q4’10	Q3’10	2011	2010

Operating net income(1)	26	30	44	28	36	100	64
Common shareholders’ net income	26	30	44	28	36	100	64

(1)	There have been no items that have given rise to differences between reported and operating net income in the quarterly and year-to-date results presented here.

Q3 2011 vs. Q3 2010

Net income in the third quarter of 2011 was $26 million, compared to net income of $36 million in the third quarter of 2010. Net income in the third quarter of 2010 included a net gain of $19 million from the restructuring of Sun Life Everbright in China. Excluding this one time gain, the net income in third quarter 2011 increased $9 million compared to the same quarter last year primarily due to lower levels of new business strain in India as a result of lower sales and change in product mix.

Q3 2011 vs. Q3 2010 (year-to-date)

Net income for the first nine months of 2011 was $100 million, compared to net income of $64 million in the same period one year ago. Net income for the first nine months of 2011 reflected business growth, the favourable impact of investment gains in the Philippines, and reduced levels of new business strain from lower sales and improved product mix in India. Net income in the first nine months of 2010 reflected a net gain of $19 million from the restructuring of Sun Life Everbright.

Individual life sales for the first nine months of 2011 were down 20% over the same period last year, mainly due to lower sales in India, which continue to be impacted by regulatory changes to unit-linked products introduced in September 2010. Excluding India, individual life sales were up 13%. Individual life sales in Indonesia and the Philippines were up 22% and 29%, respectively. Sales in China were up by 29% due to strong sales in the bancassurance and telemarketing channels.

On October 24, 2011, Sun Life Financial acquired a 49% interest in Grepalife Financial, Inc., a Philippine life insurance company. The new joint venture, called Sun Life Grepa Financial, Inc., includes an exclusive bancassurance relationship with the Yuchengco-owned Rizal Commercial Banking Corporation, which serves two million customers in more than 350 branches in the Philippines.

10	Sun Life Financial Inc.	Third Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Corporate

Corporate includes the results of our U.K. operations (“SLF U.K.”) and Corporate Support. Corporate Support includes our run-off reinsurance business as well as investment income, expenses, capital and other items that have not been allocated to our other business segments. For periods prior to the first quarter of 2011, Corporate Support also includes results from our life reinsurance operations that were sold on December 31, 2010.

	Quarterly results					Year to date
($ millions)	Q3’11	Q2’11	Q1’11	Q4’10	Q3’10	2011	2010

Operating net income(1) (loss)
SLF U.K.	(14)	56	43	(26)	42	85	203
Corporate Support	(85)	(59)	(107)	(49)	6	(251)	(47)
Total operating net income (loss)	(99)	(3)	(64)	(75)	48	(166)	156
Common shareholders’ net income (loss)	(99)	(3)	(64)	(75)	48	(166)	156

(1)	There have been no items that have given rise to differences between reported and operating net income in the quarterly and year-to-date results presented here.

Q3 2011 vs. Q3 2010

The Corporate segment reported a loss of $99 million in the third quarter of 2011, compared to net income of $48 million in the third quarter of 2010.

SLF U.K. reported a loss of $14 million in the third quarter of 2011, compared to net income of $42 million in the third quarter of 2010. SLF U.K.’s results in the third quarter of 2011 reflected declining equity markets and the unfavourable impact of fixed income investment activity on insurance contract liabilities. Net income for the third quarter of 2010 was favourably impacted by updates to actuarial estimates and assumptions.

Corporate Support reported a loss of $85 million in the third quarter of 2011, compared to a net income of $6 million one year earlier. Results in the third quarter of 2011 reflected increased losses in our run-off reinsurance business of $37 million as a result of the unfavourable impact of lower interest rates and declining equity markets and updates to actuarial estimates and assumptions. Results in the third quarter of 2010 included various tax benefits as well as the earnings from the life reinsurance business that was sold in the fourth quarter of 2010.

Q3 2011 vs. Q3 2010 (year-to-date)

The loss for the first nine months of 2011 in the Corporate segment was $166 million, compared to net income of $156 million for the same period one year ago.

Net income in SLF U.K. for the first nine months of 2011 was $85 million, compared to $203 million for the first nine months of 2010. Net income for the period ended September 30, 2011, reflected increased investment in regulatory initiatives such as Solvency II. Results for the first nine months of 2010 included a tax benefit associated with a favourable tax judgment received by the Company.

In Corporate Support, the loss for the first nine months of 2011 was $251 million, compared to a loss of $47 million in the first nine months of 2010. The loss in the first nine months of 2011 included the net cost of reinsurance for the insured business in SLF Canada’s Group Benefits operations, as well as higher losses in our run-off reinsurance business. Results for the first nine months of 2010 included earnings of $38 million from our life reinsurance business that was sold in the fourth quarter of 2010 as well as a higher level of tax benefits.

Additional Financial Disclosure

Revenue

Under IFRS, revenues include (i) regular premiums received on life and health insurance policies and fixed annuity products, net of premiums ceded to reinsurers; (ii) net investment income comprised of income earned on general fund assets, realized gains and losses on available-for-sale (“AFS”) assets and changes in the value of derivative instruments and assets designated as fair value through profit and loss (“FVTPL”); and (iii) fee income received for services provided. ASO premium and deposit equivalents, as well as deposits received by the Company on investment contracts such as segregated funds, mutual funds and managed funds are not included in revenue, however the Company does receive fee income from these contracts, which is included in revenue. These fee-based deposits and ASO premium and deposit equivalents are an important part of our business and as a result, revenue does not fully represent sales and other activity taking place during the respective periods.

Net investment income can experience volatility arising from the quarterly fluctuation in the value of FVTPL assets, which may in turn affect the comparability of revenue from period to period. The debt and equity securities that support insurance contract liabilities are designated as FVTPL and changes in fair values of these assets are recorded in net investment income in our Consolidated Statements of Operations. Changes in the fair values of the FVTPL assets supporting insurance contract liabilities are largely offset by a corresponding movement of the liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2011	11

We perform cash flow testing whereby asset and liability cash flows are projected under various scenarios. When assets backing insurance contract liabilities are written down in value to reflect impairments or defaults, the asset cash flows used in the valuation of the liabilities are also reassessed. Additional information concerning our accounting policies is provided in our annual and interim Consolidated Financial Statements.

Adjusted revenue is a non-IFRS financial measure and excludes the impacts of currency, reinsurance for the insured business in SLF Canada’s Group Benefits operations, the life reinsurance business that was sold in the fourth quarter of 2010 and fair value changes in FVTPL assets and derivative instruments. For additional information, see the section under the heading Use of Non-IFRS Financial Measures.

	Quarterly results					Year to date
($ millions)	Q3’11	Q2’11	Q1’11	Q4’10	Q3’10	2011	2010
Revenues
Net premium revenue	2,335	2,240	2,434	3,543	3,431	7,009	10,227
Net investment income	4,364	2,073	950	(123)	3,464	7,387	8,050
Fee income	807	844	819	851	776	2,470	2,253
Total as reported	7,506	5,157	4,203	4,271	7,671	16,866	20,530
Impact of currency, reinsurance and changes in the fair value of FVTPL assets and derivative instruments	1,659	(427)	(1,401)	(1,506)	2,248	(133)	4,184
Total adjusted revenue	5,847	5,584	5,604	5,777	5,423	16,999	16,346

Revenues for the third quarter of 2011 were $7.5 billion, compared to $7.7 billion in the third quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010 decreased revenue by $249 million. Adjusted revenue was $5.8 billion for the third quarter of 2011, compared to $5.4 billion in the same period one year ago primarily due to higher net investment income.

Revenues of $16.9 billion for the first nine months of 2011 were down $3.6 billion from revenues of $20.5 billion in the comparable period a year ago. The strengthening of the Canadian dollar relative to average exchange rates in the first nine months of 2010 decreased reported revenues by $545 million. Adjusted revenue of $17.0 billion for the first nine months of 2011 increased by $653 million from the same period one year ago primarily due to higher fee income attributable to higher net average asset levels at MFS and higher net investment income.

Premium Revenue

Net premium revenue was $2.3 billion in the third quarter of 2011, compared to $3.4 billion during the same period one year ago. The decrease in net premium revenue was primarily due to a decrease of $841 million associated with the reinsurance of the insured business in SLF Canada’s Group Benefits operations (the impact of which was offset in recovered claims and benefits), $123 million from the sale of our reinsurance business in the fourth quarter of 2010 and a reduction of $67 million from the strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010.

Net premium revenue for the first nine months of 2011 was $7.0 billion, compared to $10.2 billion for the same period last year. The decrease was mainly driven by a $2.5 billion reduction associated with the reinsurance of the insured business in SLF Canada’s Group Benefits operations and $367 million from the sale of our reinsurance business in the fourth quarter of 2010. The strengthening of the Canadian dollar relative to average exchange rates in the first nine months of 2010 decreased net premium revenue by $228 million.

Net Investment Income

Net investment income was $4.4 billion in the third quarter of 2011, compared to $3.5 billion for the same period one year ago. The increase in net investment income was primarily due to an increase in changes in FVTPL assets and liabilities of $695 million largely driven by an increase in the net gains in fair value of FVTPL assets and non-hedging derivatives and an increase in interest and other investment income of $311 million. This was partially offset by a reduction of $144 million from the strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010.

Net investment income was $7.4 billion for the first nine months in 2011, compared to $8.1 billion for the same period one year ago. The decrease in net investment income in the first nine months of 2011 was primarily due to a decrease in changes in FVTPL assets and liabilities of $686 million mainly attributable to a reduction in the net gains in fair value of FVTPL assets and non-hedging derivatives and a decrease of $208 million from the strengthening of the Canadian dollar relative to average exchange rates in the first nine months of 2010, partially offset by an increase of $185 million in interest and other investment income.

Fee Income

Fee income was $807 million in the third quarter of 2011, compared to $776 million during the same period one year ago. The increase in fee income was primarily attributable to an increase of $75 million from MFS and SLF U.S. due to higher asset levels resulting in higher fee income, partially offset by the impact from the strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010.

12	Sun Life Financial Inc.	Third Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Fee income was $2.5 billion for the nine months ended September 30, 2011, compared to $2.3 billion in the comparable period a year earlier. The increase was largely due to higher asset levels, partially offset by the strengthening of the Canadian dollar against foreign currencies in the first nine months of 2011.

Premiums and Deposits

Total premiums and deposits for the quarter ended September 30, 2011, were $18.6 billion, compared to $19.1 billion from the same period one year ago. Adjusted premiums and deposits of $20.5 billion for the three months ended September 30, 2011, increased by $1.3 billion primarily as a result of higher mutual and managed fund sales at MFS as well as higher sales at McLean Budden. Adjusted premiums and deposits adjusts for the impact of currency, reinsurance for the insured business in SLF Canada’s Group Benefits operations, and the life reinsurance business that was sold in the fourth quarter of 2010.

Total premiums and deposits for the first nine months of 2011 were $59.5 billion, compared to $61.5 billion in the same period a year ago. Adjusted premiums and deposits of $65.4 billion for the nine months ended September 30, 2011, increased by $3.8 billion primarily as a result of increased sales at MFS and higher managed fund sales from McLean Budden.

	Quarterly results					Year to date
($ millions)	Q3’11	Q2’11	Q1’11	Q4’10	Q3’10	2011	2010
Premiums & Deposits
Net premium revenue	2,335	2,240	2,434	3,543	3,431	7,009	10,227
Segregated fund deposits	2,298	2,406	2,566	2,699	2,389	7,270	7,542
Mutual fund sales	7,120	6,570	7,917	6,834	7,022	21,607	21,634
Managed fund sales	5,446	8,188	5,703	9,246	5,212	19,337	18,874
ASO premium & deposit equivalents	1,362	1,450	1,458	2,576	1,077	4,270	3,215
Total as reported	18,561	20,854	20,078	24,898	19,131	59,493	61,492
Impact of currency and reinsurance	(1,893)	(2,251)	(1,926)	(525)	(22)	(5,904)	(77)
Total adjusted Premiums & Deposits(1)	20,454	23,105	22,004	25,423	19,153	65,397	61,569

(1)	Adjusted premiums and deposits is a non-IFRS financial measure. For additional information, see Use of Non-IFRS Financial Measures.

Net life, health and annuity premiums were $2.3 billion in the third quarter of 2011, compared to $3.4 billion in the third quarter of 2010. The decrease of $1.1 billion was primarily related to the impact of reinsurance for the insured business in SLF Canada’s Group Benefits operations, the sale of our reinsurance business in the fourth quarter of 2010 and a reduction in net premiums from the strengthening of the Canadian dollar relative to average exchange rates in the third quarter of 2010. Net life, health and annuity premiums were $7.0 billion in the first nine months of 2011, compared to $10.2 billion in the same period last year. The decrease was largely related to the impact of reinsurance for the insured business in SLF Canada’s Group Benefits operations, the sale of our reinsurance business and the strengthening of the Canadian dollar relative to average exchange rates in the first nine months of 2010.

Segregated fund deposits were $2.3 billion in the third quarter of 2011, compared to $2.4 billion in the same period one year ago. Excluding the impact of currency, segregated fund deposits were down by $51 million. Segregated fund deposits for the nine months of 2011 were $7.3 billion, compared to $7.5 billion for the same period last year. The decrease was largely due to a decline in sales in SLF Canada as a result of pricing changes and the strengthening of the Canadian dollar relative to average exchange rates in the first nine months of 2010.

Mutual and managed fund sales increased 2.7% over the third quarter of 2010 to $12.6 billion. Excluding the impact of currency, mutual and managed fund sales were up 8.8% primarily as a result of higher sales from MFS and McLean Budden. Mutual and managed fund sales for the nine months of 2011 were $40.9 billion, compared to $40.5 billion for the same period last year.

Assets Under Management (AUM)

AUM were $458.8 billion as at September 30, 2011, compared to $464.7 billion as at December 31, 2010, and $455.3 billion as at September 30, 2010. The decrease in AUM of $5.9 billion between December 31, 2010, and September 30, 2011, resulted primarily from:

(i)	unfavourable market movements of $28.6 billion;
(ii)	a decrease of $3.9 billion from the reclassification of the assets in Hong Kong pension business to assets under administration in the third quarter of 2011; and
(iii)	a decrease of $923 million from the sale of our life reinsurance business in the fourth quarter of 2010; partially offset by
(iv)	an increase of $17.1 billion from the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(v)	net sales of mutual, managed and segregated funds of $6.8 billion; and
(vi)	an increase of $3.4 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2011	13

AUM increased $3.5 billion between September 30, 2010, and September 30, 2011. The increase in AUM related primarily to:

(i)	net sales of mutual, managed and segregated funds of $11.9 billion;
(ii)	an increase of $5.3 billion due to the weakening of the Canadian dollar against foreign currencies compared to the prior period exchange rates;
(iii)	an increase of $1.7 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives; and
(iv)	business growth of $1.6 billion; partially offset by
(v)	unfavourable market movements of mutual, managed and segregated funds totalling $11.2 billion;
(vi)	a decrease of $3.9 billion from the reclassification of the assets in Hong Kong pension business to assets under administration in the third quarter of 2011; and
(vii)	a decrease of $1.8 billion from the sale of our life reinsurance business in the fourth quarter of 2010.

Changes in the Balance Sheet and Shareholders’ Equity

Total general fund assets were $130.4 billion as at September 30, 2011, compared to $127.0 billion a year earlier and $122.3 billion as at December 31, 2010. The increase in general fund assets from December 31, 2010, was primarily the result of an increase of $5.3 billion due to the weakening of the Canadian dollar relative to foreign currencies compared to the prior period exchange rates and $3.4 billion from the change in value of FVTPL assets and liabilities and non-hedging derivatives. The increase was partially offset by a reduction of $923 million from the sale of our life reinsurance business in the fourth quarter of 2010.

Insurance contract liabilities (excluding other policy liabilities and assets) of $90.0 billion as at September 30, 2011, increased by $7.3 billion, compared to December 31, 2010, mainly due to changes in balances on in-force policies, and the weakening of the Canadian dollar relative to foreign currencies compared to the prior period exchange rates.

Shareholders’ equity, including preferred share capital, was $16.4 billion as at September 30, 2011, compared to $16.0 billion as at December 31, 2010. The $0.4 billion increase in shareholders’ equity was primarily due to:

(i)	shareholders’ net income of $298 million for the first nine months of the year, before preferred share dividends of $73 million;
(ii)	proceeds of $184 million from the issuance of common shares through the Canadian Dividend Reinvestment Plan and $52 million from stock-based compensation;
(iii)	proceeds of $195 million from the issuance of preferred shares; and
(iv)	an increase of $498 million from the weakening of the Canadian dollar relative to foreign currencies; partially offset by
(v)	net unrealized losses on available-for-sale assets in other comprehensive income (“OCI”) of $97 million; and
(vi)	common share dividend payments of $618 million.

As at November 1, 2011, Sun Life Financial had 582.8 million common shares and 90.2 million preferred shares outstanding.

Cash Flows

	Quarterly results
($ millions)	Q3’11	Q3’10
Cash and cash equivalents, beginning of period	5,376	5,929
Cash flows provided by (used in):
Operating activities	(428)	(243)
Investing activities	(104)	(168)
Financing activities	(50)	(204)
Changes due to fluctuations in exchange rates	193	(136)
Increase in cash and cash equivalents	(389)	(751)
Cash and cash equivalents, end of period	4,987	5,178
Short-term securities, end of period	3,803	3,955
Net cash, cash equivalents and short-term securities	8,790	9,133

Net cash, cash equivalents and short-term securities were $8.8 billion as at the end of the third quarter of 2011, compared to $9.1 billion at the end of the third quarter of 2010.

Cash used in operating activities was $185 million higher in the third quarter of 2011 than the same period one year ago, primarily due to net purchases of fixed income securities. Cash used in investing activities in the third quarter of 2011 was $104 million, down $64 million from the third quarter of 2010. Cash used in financing activities was $50 million in the third quarter of 2011, compared to $204 million in the third quarter of 2010. The change was driven primarily by net proceeds of $194 million from the issuance of preferred shares in the third quarter of 2011. The fluctuation of the Canadian dollar compared to foreign currencies increased cash balances by $193 million in the third quarter of 2011, compared to a decrease of $136 million in the comparable period a year ago.

14	Sun Life Financial Inc.	Third Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Income Taxes

During the third quarter of 2011, we reported an income tax recovery of $169 million on a reported loss before taxes of $764 million, resulting in an effective tax rate of 22.1%. This compares to an income tax expense of $116 million in the third quarter of 2010 on reported income before taxes of $562 million and an effective tax rate of 20.6%.

Our effective income tax rate in the third quarter of 2011 was impacted by losses in lower-tax jurisdictions and lower than expected benefits from tax-exempt investment income. These impacts reduced our income tax recovery to 22.1%, which is below the statutory income tax rate of 28% in 2011.

In the third quarter of 2010, the expected level of tax benefits, combined with higher pre-tax income recorded in the quarter, resulted in an effective tax rate of 20.6%, which was below the statutory income tax rate of 30.5% in 2010. With normal levels of pre-tax income, our sustainable stream of tax benefits (such as the benefit of lower tax rates applied to income in foreign jurisdictions, a range of tax exempt investment income sources and other items) reduces our effective tax rate below the statutory income tax rate.

Quarterly Financial Results

The following table provides a summary of our results for the eight most recently completed quarters. A more complete discussion of our historical quarterly results can be found in our interim and annual MD&As for the relevant periods. Periods prior to the first quarter of 2010 are presented on a Canadian GAAP basis (“CGAAP”).

Historical financial results ($ millions, unless otherwise noted)	IFRS							CGAAP
	Q3’11	Q2’11	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10	Q4’09
Operating net income (loss)	(572)	425	472	485	403	155	434	296
Adjustments to derive operating net income	(49)	(17)	(34)	19	13	(83)	(20)	–
Reported net income (loss)	(621)	408	438	504	416	72	414	296
Basic operating EPS ($)	(0.99)	0.74	0.82	0.85	0.71	0.27	0.77	0.53
Basic reported EPS ($)	(1.07)	0.71	0.76	0.88	0.73	0.13	0.73	0.53
Diluted operating EPS ($)	(0.99)	0.73	0.82	0.85	0.71	0.27	0.74	0.52
Diluted reported EPS ($)	(1.07)	0.68	0.73	0.84	0.70	0.13	0.70	0.52
Total revenue	7,506	5,157	4,203	4,271	7,671	6,665	6,194	4,993
Total AUM ($ billions)	459	474	469	465	455	435	435	433

Second Quarter 2011

Operating net income of $425 million for the quarter ended June 30, 2011, reflected growth in our in-force business, the favourable impact of investment results on insurance contract liabilities and favourable credit experience. Uneven movements across the yield curve and favourable spread movements more than offset lower yields on government securities, resulting in a net benefit from interest rates in the second quarter. These net gains were partially offset by investments in growth and service initiatives in our businesses and unfavourable policyholder experience.

First Quarter 2011

Operating net income of $472 million for the quarter ended March 31, 2011, reflected growth in assets under management, gains from increases in the fair value of real estate classified as investment properties, the favourable impact of investment activity on insurance contract liabilities, increases in equity markets and favourable mortality and morbidity experience. This was partially offset by increased losses in the Corporate segment.

Fourth Quarter 2010

Operating net income of $485 million for the quarter ended December 31, 2010, was favourably impacted by improvements in equity markets and increased interest rates. This was partially offset by the impact of changes to actuarial estimates and assumptions related primarily to mortality, higher levels of expenses, which included several non-recurring items, and the unfavourable impact of currency movements.

Third Quarter 2010

Operating net income of $403 million in the third quarter of 2010 was favourably impacted by improved equity market conditions and assumption changes and management actions. We increased our mortgage sectoral allowance in anticipation of continued pressure in the U.S. commercial mortgage market, however overall credit experience continued to show improvement over the prior year. The net impact from interest rates on third quarter results was not material as the unfavourable impact of lower interest rates was largely offset by favourable movement in interest rate swaps used for asset-liability management.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2011	15

Second Quarter 2010

Operating net income of $155 million in the second quarter of 2010 was adversely impacted by declining equity markets and unfavourable interest rate movements. These adverse impacts were partially offset by the favourable impact of fixed income investing activities on policy liabilities, and an overall tax recovery during the quarter.

First Quarter 2010

Operating net income of $434 million in the first quarter of 2010 benefited from positive equity market performance, favourable movements in interest rates and the positive impact of asset-liability re-balancing. Our acquisition in the fourth quarter of 2009 in the U.K. contributed to the improved performance in our U.K. operations. Higher costs associated with writing increased volumes of new business offset some of the gains from improved economic conditions.

Fourth Quarter 2009 (Canadian GAAP)

Net income of $296 million for the fourth quarter of 2009 reflected a return to more favourable market conditions, including the positive impact of asset-liability re-balancing, improvements in equity markets and increased interest rates, and benefited from an overall tax recovery. These impacts were partially offset by net impairments, downgrades on our investment portfolio and lower asset reinvestment gains from changes in credit spreads.

Investments

We had total general fund invested assets of $116.7 billion as at September 30, 2011. The majority of our general fund is invested in medium- to long-term fixed income instruments, such as debt securities, mortgages and loans. Our portfolio composition is conservative, with 85.9% of the general fund in cash and fixed income investments. Equity securities and investment properties comprised 3.8% and 4.3% of the portfolio, respectively. The remaining 6.0% of the portfolio is comprised of policy loans, derivative assets and other invested assets.

The following table shows the composition of our invested assets.

	September 30, 2011		December 31, 2010
($ millions)	Carrying value	% of carrying value	Carrying value	% of carrying value
Cash, cash equivalents and short-term securities	8,848	7.6%	8,462	7.8%
Debt securities – FVTPL	51,683	44.3%	47,982	44.0%
Debt securities – AFS	12,349	10.6%	10,631	9.8%
Equity securities – FVTPL	3,644	3.1%	4,449	4.1%
Equity securities – AFS	814	0.7%	782	0.7%
Mortgages and loans	27,287	23.4%	26,034	23.9%
Derivative assets	2,460	2.1%	1,648	1.5%
Policy loans	3,306	2.8%	3,277	3.0%
Investment properties	5,016	4.3%	4,544	4.2%
Other invested assets	1,281	1.1%	1,185	1.1%
Total invested assets	116,688	100%	108,994	100%

Debt Securities

As at September 30, 2011, we held $64.0 billion of debt securities, which constituted 55% of our overall investment portfolio. Debt securities with an investment grade of “A” or higher represented 69% of the total debt securities as at September 30, 2011, which is unchanged from December 31, 2010. Debt securities rated “BBB” or higher represented 97% of total debt securities as at September 30, 2011, 1% higher than at December 31, 2010.

Included in the $64.0 billion of debt securities were $7.9 billion of non-public debt securities, which constituted 12% of our total debt securities, compared with $6.7 billion, or 11%, as at December 31, 2010. Corporate debt securities that are not issued or guaranteed by sovereign, regional and municipal governments represented 68% of our total debt securities as at September 30, 2011, unchanged from December 31, 2010. Total government issued or guaranteed debt securities as at September 30, 2011, were $20.7 billion, compared to $18.8 billion as at December 31, 2010. Of this amount, $2.7 billion relates to debt securities issued by the U.S. Treasury and other U.S. agencies. As outlined in the table below, we have an immaterial amount of direct exposure to eurozone sovereign credits.

16	Sun Life Financial Inc.	Third Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Debt securities of governments and financial institutions by geography ($ millions)

	September 30, 2011		December 31, 2010
	Government issued or guaranteed	Financials	Government issued or guaranteed	Financials
Canada	12,791	1,552	10,891	1,732
United States	2,747	6,846	3,078	6,776
United Kingdom	2,422	1,354	2,182	1,556
Eurozone
France	17	125	15	145
Germany	183	41	178	50
Greece	–	–	–	–
Ireland	–	–	1	30
Italy	–	26	–	32
Netherlands	6	340	5	213
Portugal	–	–	–	–
Spain	4	57	3	123
Residual eurozone	2	209	27	140
Other	2,540	1,704	2,368	1,656
Total	20,712	12,254	18,748	12,453

Our gross unrealized losses as at September 30, 2011, for FVTPL and AFS debt securities were $1.2 billion and $0.2 billion, respectively, compared with $1.2 billion and $0.1 billion, respectively, as at December 31, 2010. Gross unrealized losses as at September 30, 2011 included $0.1 billion related to eurozone sovereign and financial debt securities.

Our debt securities as at September 30, 2011, included $12.3 billion in the financial sector, representing approximately 19.1% of our total debt securities, or 10.5% of our total invested assets. This compares to $12.5 billion, or 21% of our total debt securities as at December 31, 2010.

Asset-backed Securities

Our debt securities as at September 30, 2011, included $4.0 billion of asset-backed securities reported at fair value, representing approximately 6.3% of the debt securities portfolio, or 3.5% of our total invested assets. This was $104 million below the level reported as at December 31, 2010. Previously established reserves based on the lifetime expected losses of these assets mitigated substantially all of the changes in the asset quality of the portfolio during the quarter.

Asset-backed securities ($ millions)

	September 30, 2011			December 31, 2010
	Amortized cost	Fair value	BBB and higher	Amortized cost	Fair value	BBB and higher
Commercial mortgage-backed securities	1,827	1,788	85.1%	1,902	1,848	87.3%
Residential mortgage-backed securities
Agency	570	603	100.0%	654	685	100.0%
Non-agency	908	699	53.5%	1,000	730	65.4%
Collateralized debt obligations	135	107	21.6%	141	109	24.2%
Other(1)	945	832	83.8%	873	761	83.0%
Total	4,385	4,029	79.9%	4,570	4,133	83.1%

(1)	Other includes sub-prime, a portion of the Company’s exposure to Alternative-A and other asset-backed securities.

We determine impairments on asset-backed securities by using discounted cash flow models that consider losses under current and expected economic conditions, and a set of assumed default rates and loss-given-default expectations for the underlying collateral pools. Assumptions used include macroeconomic factors, such as commercial and residential property values and unemployment rates. Assumed default rates and loss-given-default expectations for the underlying collateral pool are assessed on a security-by-security basis based on factors such as the seasoning and geography of the underlying assets, whether the underlying assets are fixed or adjustable rate loans and the likelihood of refinancing at reset dates. If the cash flow modelling projects an economic loss and we believe the loss is more likely than not to occur, an impairment is recorded.

Our asset-backed portfolio is highly sensitive to fluctuations in macroeconomic factors, assumed default rates for the underlying collateral pool and loss-given-default expectations. Due to the complexity of these securities, different sets of assumptions regarding economic conditions and the performance of the underlying collateral pools can fall into a reasonable range but lead to significantly different loss estimates. In addition, a portion of our asset-backed portfolio has exposure to lower-rated securities that are highly leveraged, with relatively small amounts of subordination available below our securities to absorb losses in the underlying collateral pool. For these lower rated securities, if a relatively small percentage of the underlying collateral pool defaults, we may lose all of our principal investment in the security.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2011	17

Write-downs of our asset-backed securities may result from continued deterioration in economic factors, such as property values and unemployment rates, or changes in the assumed default rate of the collateral pool or loss-given-default expectations. In addition, foreclosure proceedings and the sale of foreclosed homes are taking longer than expected, caused by the large inventory of such properties. It is difficult to estimate the impact of these delays, but they could have an adverse impact on our residential mortgage-backed portfolio depending on their magnitude.

As at September 30, 2011, we had indirect exposure to residential sub-prime and Alternative-A (“Alt-A”) loans of $127 million and $100 million, respectively, together representing approximately 0.2% of our total invested assets. Of these investments, 90% either were issued before 2006 or have an “AAA” rating. Alt-A loans generally are residential loans made to borrowers with credit profiles that are stronger than sub-prime but weaker than prime.

Mortgages and Loans

As at September 30, 2011, we had a total of $27.3 billion in mortgages and loans. Our mortgage portfolio of $13.6 billion consists almost entirely of first mortgages.

Mortgages and loans by geography ($ millions)

	September 30, 2011			December 31, 2010
	Mortgages	Loans	Total	Mortgages	Loans	Total
Canada	7,560	9,263	16,823	7,439	8,902	16,341
United States	5,978	2,826	8,804	5,815	2,458	8,273
United Kingdom	25	234	259	48	183	231
Other	–	1,401	1,401	–	1,189	1,189
Total	13,563	13,724	27,287	13,302	12,732	26,034

In the United States, a gradual recovery of the commercial real estate market continues, but is fractured with a disparity between stabilized “core” properties within primary markets and lower quality assets or those located in secondary markets. Capitalization rates have stabilized for quality properties that are both well located and leased. Despite the improvement in the overall economy, a prolonged increase in real estate demand will be dependent upon job creation, which continues to lag. Due to the length of the downturn, many borrowers have exhausted their financial resources, resulting in an increase in defaults and problem loans. These loans are dispersed across property types and geographic locations.

The distribution of mortgages and loans by credit quality as at September 30, 2011, and December 31, 2010, is shown in the following tables. As at September 30, 2011, our mortgage portfolio consisted mainly of commercial mortgages with a carrying value of $13.3 billion, spread across approximately 3,800 loans, consistent with the December 31, 2010 levels. Commercial mortgages include retail, office, multi-family, industrial and land properties. Our commercial portfolio has a weighted average loan-to-value of approximately 60%. The estimated weighted average debt service coverage is 1.6 times, consistent with December 31, 2010. The Canada Mortgage and Housing Corporation insures 23% of the Canadian commercial mortgage portfolio.

Mortgages and loans past due or impaired ($ millions)

	September 30, 2011
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	13,129	13,665	26,794	–		–	–
Past due:
Past due less than 90 days	–	–	–	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	627	118	745	193	(1)	59	252
Total	13,756	13,783	27,539	193		59	252

(1)	Includes $70 million of sectoral provisions.

	December 31, 2010
	Gross carrying value			Allowance for losses
	Mortgages	Loans	Total	Mortgages		Loans	Total
Not past due	12,824	12,667	25,491	–		–	–
Past due:
Past due less than 90 days	73	–	73	–		–	–
Past due 90 to 179 days	–	–	–	–		–	–
Past due 180 days or more	–	–	–	–		–	–
Impaired	599	136	735	194	(2)	71	265
Total	13,496	12,803	26,299	194		71	265

(2)	Includes $76 million of sectoral provisions.

18	Sun Life Financial Inc.	Third Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impaired mortgages and loans, net of allowances for losses, amounted to $493 million as at September 30, 2011, $23 million higher than the December 31, 2010 level. The gross carrying value of impaired mortgages increased by $28 million to $627 million as at September 30, 2011. Approximately 90% of the impaired mortgage loans are in the United States.

In addition to allowances reflected in the carrying value of mortgages and loans, we have provided $3,105 million for possible future asset defaults over the lifetime of our insurance contract liabilities as at September 30, 2011, which increased from our December 31, 2010, level of $2,860 million, primarily as a result of the impact of lower interest rates and the weakening of the Canadian dollar against foreign currencies. To the extent that an asset is written off, or disposed of, any amounts set aside for possible future asset defaults in insurance contract liabilities in respect of that asset will be released into income. The $3,105 million for possible future asset defaults excludes the portion of the provision that can be passed through to participating policyholders and provisions for possible reductions in the value of equity and real estate assets supporting insurance contract liabilities.

Derivative Financial Instruments

The values of our derivative instruments are shown in the following table. The use of derivatives is measured in terms of notional amounts, which serve as the basis for calculating payments and are generally not actual amounts that are exchanged.

Derivative instruments ($ millions)

	September 30, 2011	December 31, 2010
Net fair value	1,071	930
Total notional amount	46,072	43,814
Credit equivalent amount	816	1,238
Risk-weighted credit equivalent amount	6	9

The total notional amount increased to $46.1 billion as at September 30, 2011, from $43.8 billion at the end of 2010, due to an increase in interest rate, foreign exchange and equity contracts. The net fair value increased to $1.1 billion as at September 30, 2011, from the 2010 year-end amount of $930 million. The change was primarily due to the impact of lower interest rates on interest rate contracts and increases in short equity futures as equity markets broadly declined.

The invested asset values and ratios presented in this section are based on the carrying value of the respective asset categories. Carrying values for FVTPL and AFS invested assets are generally equal to fair value. In the event of default, if the amounts recovered are insufficient to satisfy the related insurance contract liability cash flows that the assets are intended to support, credit exposure may be greater than the carrying value of the asset.

Capital Management and Liquidity

We have a policy designed to maintain a strong capital position and provide the flexibility necessary to take advantage of growth opportunities, to support the risk associated with our businesses and to optimize shareholder return. Our capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital-efficient structure and desired capital ratios. The capital of our subsidiaries is managed in a manner commensurate with their individual risk profiles.

We prepare a capital plan annually, which includes capital deployment options, fundraising alternatives and dividend policies. That capital plan is reviewed by our Board of Directors. Capital reviews are regularly conducted which consider the potential impacts under various business, interest rate and equity market scenarios. Relevant components of these capital reviews are presented to our Board on a quarterly basis.

We manage our capital on a consolidated basis under principles that consider all the risk associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates.

Our risk management framework includes a number of liquidity risk management procedures, including prescribed liquidity stress testing, active monitoring and contingency planning. We maintain an overall asset liquidity profile that exceeds requirements to fund potential demand liabilities under internally prescribed adverse liability demand scenarios. We also actively manage and monitor the matching of our asset positions against our commitments, together with the diversification and credit quality of our investments against established targets.

Our primary source of funds is cash provided by operating activities, including premiums, fee income on our asset-based businesses and net investment income. These funds are used primarily to pay policy benefits, dividends to policyholders, claims, commissions, operating expenses, interest expenses and shareholder dividends. Cash flows generated from operating activities are generally invested to support future payment requirements, including the payment of dividends to shareholders.

Sun Life Assurance, the Company’s principal operating subsidiary in Canada, is subject to the MCCSR capital rules of the Office of the Superintendent of Financial Institutions Canada (“OSFI”). The MCCSR ratio calculation involves using qualifying models or applying quantitative factors to specific assets and liabilities based on a number of risk components to arrive at required capital and comparing this requirement to available capital to assess capital adequacy. Sun Life Assurance’s MCCSR ratio as at September 30, 2011, was 210%, compared to 228% as at December 31, 2010. Sun Life Assurance’s MCCSR ratio in the third quarter of 2011 was unfavourably impacted by steep declines in both equity markets and interest rate levels.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2011	19

On July 11, 2011, Sun Life Financial Inc. redeemed all of the outstanding $300 million principal amount of Series C Senior Unsecured 5.00% Fixed/Floating Debentures due in 2031. On August 12, 2011, Sun Life Financial Inc. completed a Canadian public offering of $200 million of Class A Non-Cumulative Rate Reset Preferred Shares, Series 10R at a price of $25.00 per share and yielding 3.90% annually. On August 23, 2011, Sun Life Financial Inc. completed a public offering in Canada of $300 million principal amount of Series E Senior Unsecured 4.57% Debentures due 2021.

On December 31, 2011, Sun Life Financial intends to redeem all of the outstanding Sun Life ExchangEable Capital Securities Series A issued by Sun Life Capital Trust.

Financial Strength Ratings

Independent rating agencies assign credit ratings to securities issued by companies, as well as financial strength ratings. The credit ratings assigned to the securities issued by SLF Inc. and its subsidiaries are described in SLF Inc.’s 2010 AIF under the heading Security Ratings.

The financial strength ratings assigned are intended to provide an independent view of the creditworthiness and financial strength of an organization. Each rating agency has developed its own methodology for the assessment and rating of life insurance companies. The following table summarizes the financial strength ratings/claims paying ability for the two main operating subsidiaries of SLF Inc. as at September 30, 2011.

	Standard & Poor’s	Moody’s	A.M. Best	DBRS
Sun Life Assurance Company of Canada	AA-	Aa3	A+	IC-1
Sun Life Assurance Company of Canada (U.S.)	AA-	Aa3	A+

On October 18, 2011, Moody’s Investors Service placed the financial strength rating of Sun life Assurance Company of Canada (U.S.) on review for possible downgrade. Moody’s affirmed the Aa3 insurance financial strength rating of Sun Life Assurance Company of Canada, but changed its outlook on the subsidiary to negative from stable. On October 26, 2011, A.M. Best placed the financial strength and issuer credit ratings of Sun Life Assurance and Sun Life Assurance Company of Canada (U.S.) under review with negative implications. Other rating agencies listed in the table above have a stable outlook on the financial strength ratings of Sun Life Assurance and Sun Life Assurance Company of Canada (U.S.).

Enterprise Risk Management

The shaded text and table in the following section of this MD&A represents our disclosure on market risks in accordance with IFRS 7, Financial Instruments – Disclosures and is an integral part of our unaudited interim Consolidated Financial Statements for the quarter ended September 30, 2011.

We use an enterprise risk management framework to assist in categorizing, monitoring and managing the risks to which we are exposed. The major categories of risk are credit risk, market risk, insurance risk, operational risk and strategic risk. Operational risk is a broad category that includes legal and regulatory risks, people risks, and systems and processing risks.

Through our ongoing enterprise risk management procedures, we review the various risk factors identified in the framework and report to senior management and to the Risk Review Committee of the Board at least quarterly. Our enterprise risk management procedures and risk factors are described in our annual MD&A and AIF.

Market Risk Sensitivities

Our earnings are affected by the determination of policyholder obligations under our annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in our Consolidated Financial Statements, primarily as insurance contract liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of our products. Differences between our actual experience and our best estimate assumptions are reflected in the financial statements.

Net income and MCCSR sensitivities to changes in interest rates have increased from the prior quarter’s reported levels, reflecting the significant observed decline in interest rates, which has increased the relative exposure to minimum interest rate guarantees. Since these sensitivities are calculated based on a lower starting yield curve, the impact of a further 1% decrease in interest rates also increases due to the effect of discounting and convexity.

The market value of our fixed income and equity securities fluctuate based on movements in interest rates and equity markets. The market value of fixed income assets designated as AFS and held primarily in our surplus segment increases (decreases) with declining (rising) interest rates. Similarly, the market value of equities designated as AFS and held primarily in our surplus segment increases (decreases) with rising (declining) equity markets. Changes in the market value of AFS assets flow through OCI and are only recognized in net income when realized upon sale, or when considered impaired. The amount of realized gains (losses)

20	Sun Life Financial Inc.	Third Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

recorded in net income in any period is dependent upon the initial unrealized gains (losses) or OCI position at the start of the period and the change in market values in the current period up to the point of sale for those assets which were sold. The sale of AFS assets held in surplus can therefore have the effect of modifying our net income sensitivity.

During the third quarter, we realized $39 million (pre-tax) in net gains on the sale of AFS assets. At September 30, 2011 the net unrealized gains or OCI position on AFS fixed income and equity assets was $270 million and $39 million, respectively, after-tax.

The following table sets out the estimated immediate impact or sensitivity of the Company’s net income, OCI and Sun Life Assurance’s MCCSR ratio to certain instantaneous changes in interest rates and equity market prices as at September 30, 2011.

Interest rate and equity market sensitivities

As at September 30, 2011

	Net income(3) ($ millions)	Increase/(decrease) in after-tax OCI ($ millions)(4)	MCCSR(5)
Changes in interest rates(1)
1% increase	225 to 325	(300) to (400)	Up to 10 percentage points increase
1% decrease	(425) to (525)	325 to 425	Up to 15 percentage points decrease

Changes in equity markets(2)
10% increase	75 to 125	25 to 75	Up to 5 percentage points increase
10% decrease	(150) to (200)	(25) to (75)	Up to 5 percentage points decrease

25% increase	75 to 175	100 to 200	Up to 5 percentage points change
25% decrease	(575) to (675)	(100) to (200)	Up to 10 percentage points decrease

As at December 31, 2010

	Net income(3) ($ millions)	Increase/(decrease) in after-tax OCI ($ millions)(4)	MCCSR(5)

Changes in interest rates(1)
1% increase	50 to 150	(300) to (400)	Up to 8 percentage points increase
1% decrease	(150) to (250)	325 to 425	Up to 10 percentage points decrease

Changes in equity markets(2)
10% increase	25 to 75	25 to 75	Up to 5 percentage points increase
10% decrease	(125) to (175)	(25) to (75)	Up to 5 percentage points decrease

25% increase	50 to 150	100 to 200	Up to 5 percentage points increase
25% decrease	(475) to (575)	(100) to (200)	Up to 10 percentage points decrease

(1)  Represents a 1% parallel shift in assumed interest rates across the entire yield curve as at September 30, 2011, and December 31, 2010, respectively. Variations in realized yields based on different terms to maturity, asset class types, credit spreads and ratings may result in realized sensitivities being significantly different from those illustrated above.

(2)  Represents the change across all equity markets as at September 30, 2011, and December 31, 2010, respectively. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

(3)  The market risk sensitivities include the expected mitigation impact of our hedging programs in effect as at September 30, 2011, and December 31, 2010, respectively, and include new business added and product changes implemented in the respective periods.

(4)  A portion of assets designated as AFS are required to support certain policyholder liabilities and any realized gains (losses) on these securities would result in a commensurate increase (decrease) in actuarial liabilities.

(5)

The MCCSR sensitivities illustrate the impact on the MCCSR ratio for Sun Life Assurance as at September 30, 2011, and December 31, 2010, respectively. This excludes the impact on assets and liabilities that are included in Sun Life Financial, but not included in Sun Life Assurance.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2011	21

Variable Annuity and Segregated Fund Guarantees

Approximately 80% to 90% of our sensitivity to equity market risk is derived from segregated fund products in SLF Canada, variable annuities in SLF U.S. and run-off reinsurance in our Corporate business segment. These products provide benefit guarantees, which are linked to underlying fund performance and may be triggered upon death, maturity, withdrawal or annuitization.

The following table provides information with respect to the guarantees provided in our variable annuity and segregated fund businesses.

	September 30, 2011
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	11,456	849	11,508	552
SLF U.S.	24,459	3,910	28,039	1,558
Run-off reinsurance(4)	2,522	712	2,397	584
Total	38,437	5,471	41,944	2,694

	December 31, 2010
	Fund value	Amount at risk(1)	Value of guarantees(2)	Insurance contract liabilities(3)
SLF Canada	12,494	300	11,347	116
SLF U.S.	23,923	2,064	25,697	221
Run-off reinsurance(4)	3,070	642	2,614	403
Total	39,487	3,006	39,658	740

(1)

The “amount at risk” represents the excess of the value of the guarantees over fund values on all policies where the value of the guarantees exceeds the fund value. The amount at risk is not currently payable as the guarantees are only payable upon death, maturity, withdrawal or annuitization if fund values remain below guaranteed values.

(2)

For guaranteed lifetime withdrawal benefits, the “value of guarantees” is calculated as the present value of the maximum future withdrawals assuming market conditions remain unchanged from current levels. For all other benefits, the value of guarantees is determined assuming 100% of the claims are made at the valuation date.

(3)

The “insurance contract liabilities” represent management’s provision for future costs associated with these guarantees in accordance with accounting guidelines and include a provision for adverse deviation in accordance with valuation standards.

(4)

The run-off reinsurance business includes risks assumed through reinsurance of variable annuity products issued by various North American insurance companies between 1997 and 2001. This line of business has been discontinued and is part of a closed block of reinsurance, which is included in the Corporate business segment.

The movement of the items in the table above from December 31, 2010, to September 30, 2011, was primarily as a result of:

(i)	fund value decreased due to unfavourable equity market movements, partially offset by the weakening of the Canadian dollar against foreign currencies and new business written.
(ii)	the amount at risk increased due to unfavourable equity market movements.
(iii)	the value of guarantees increased as a result of net new business written and the weakening of the Canadian dollar against foreign currencies relative to prior period end exchange rates.
(iv)	insurance contract liabilities increased due to unfavourable equity market and interest rate movements.

The ultimate cost of providing for the guarantees in respect of our variable annuity and segregated fund contracts is uncertain and will depend upon a number of factors including general capital market conditions, policyholder behaviour and mortality experience, each of which may result in negative impacts on net income and capital.

Variable Annuity and Segregated Fund Equity Hedging

We have implemented hedging programs, involving the use of derivative instruments, to mitigate a portion of the equity market-related volatility in the cost of providing for these guarantees, thereby reducing our exposure to this particular class of equity market risk. As at September 30, 2011, over 90% of our total variable annuity and segregated fund contracts, as measured by associated fund values, were included in an equity hedging program. This hedging program reduces our net income sensitivity to equity market declines from variable annuity and segregated fund contracts by approximately 60% to 70%. While a large percentage of contracts are included in the equity hedging program, not all of our equity exposure related to these contracts is hedged. For those variable annuity and segregated fund contracts included in the equity hedging program, we generally hedge the fair value of expected future net claims costs and a portion of the policy fees as we are primarily focused on hedging the expected economic costs associated with providing segregated fund and variable annuity guarantees. The following table illustrates the impact of our hedging program related to our sensitivity to a 10% and 25% decrease in equity markets for variable annuity and segregated fund contracts.

Impact of variable annuity and segregated fund equity hedging ($ millions)

September 30, 2011

Net income(1)	10% decrease(2)	25% decrease(2)
Before hedging	(500) – (550)	(1,500) – (1,600)
Equity hedging impact	375 – 425	950 – 1,050
Net of equity hedging	(100) – (150)	(500) – (600)

22	Sun Life Financial Inc.	Third Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

(1)

Since the fair value of benefits being hedged will generally differ from the financial statement value (due to different valuation methods and the inclusion of valuation margins in respect of financial statement values), this approach will result in residual volatility to equity market shocks in reported income and capital. The general availability and cost of these hedging instruments may be adversely impacted by a number of factors, including volatile and declining equity and interest rate market conditions.

(2)

Represents the respective change across all equity markets as at September 30, 2011. Assumes that actual equity exposures consistently and precisely track the broader equity markets. Since in actual practice equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.

Real Estate Risk

We are exposed to real estate risk arising from fluctuations in the fair value or future cash flows on real estate classified as investment properties. We may experience financial losses resulting from the direct ownership of real estate investments or indirectly through fixed income investments secured by real estate property, leasehold interests, ground rents and purchase and leaseback transactions. Real estate price risk may arise from external market conditions, inadequate property analysis, inadequate insurance coverage, inappropriate real estate appraisals or from environmental risk exposures. We hold direct real estate investments that support general account liabilities and surplus, and fluctuations in fair value will impact our profitability and financial position. A 10% decrease in the value of our direct real estate investments would decrease net income by approximately $100 – $150 million. Conversely, a 10% increase in the value of our direct real estate investments would increase net income by $100 – $150 million.

Equity, Interest Rate and Real Estate Sensitivities – additional cautionary language and key assumptions

Our market risk sensitivities are forward-looking information. They are measures of our estimated net income and OCI sensitivity to changes in interest rate and equity market price levels described above, based on interest rates, equity market prices and business mix in place as at the respective calculation dates. These sensitivities are calculated independently for each risk factor, generally assuming that all other risk variables stay constant. The sensitivities do not take into account indirect effects such as potential impacts on goodwill impairment or the current valuation allowance on deferred tax assets. Actual results can differ materially from these estimates for a variety of reasons, including differences in the pattern or distribution of the market shocks, the interaction between these risk factors, model error, or changes in other assumptions such as business mix, effective tax rates, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the calculation of these sensitivities. The potential extent to which actual results may differ from the indicative ranges will generally increase with larger capital market movements. Our sensitivities as at December 31, 2010, have been included for comparative purposes only.

We have also provided measures of our net income sensitivity to real estate price levels and capital sensitivities to changes in interest rates and equity price levels. These sensitivities are also forward-looking information and MCCSR sensitivities are non-IFRS financial measures. The cautionary language which appears in this section is also applicable to the real estate and MCCSR sensitivities. In particular, these sensitivities are based on interest rate, equity market and real estate price levels as at the respective calculation dates and assume that all other risk variables remain constant. Changes in interest rates, equity market and real estate prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

The sensitivities reflect the composition of our assets and liabilities as at September 30, 2011, and December 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedge assets and programs in place as at the calculation dates. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.

The sensitivities are based on methods and assumptions in effect as at September 30, 2011, and December 31, 2010, as applicable. Changes in the regulatory environment, accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in other-than-proportionate impacts.

Our hedging programs may themselves expose us to other risks such as basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), derivative counterparty credit risk, and increased levels of liquidity risk, model risk and other operational risks as described in the Risk Factors section in our 2010 AIF. These factors may adversely impact the net effectiveness, costs and financial viability of maintaining these hedging programs and therefore adversely impact our profitability and financial position. While our hedging programs include various elements aimed at mitigating these effects (for example, hedge counterparty credit risk is managed by maintaining broad diversification, dealing primarily with highly rated counterparties and transacting through International Swaps and Derivatives Association, Inc. agreements that generally include applicable credit support annexes), residual risk and potential reported earnings and capital volatility remain.

For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of our future net income, OCI and capital sensitivities. Given the nature of these calculations, we cannot provide assurance that actual impacts will be within the indicated ranges.

Information related to market risk sensitivities and guarantees related to variable annuity and segregated fund products should be read in conjunction with the information contained in the Outlook, Critical Accounting Policies and Estimates and Risk Management sections in our annual MD&A and in the Risk Factors and Regulatory Matters sections in our AIF.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2011	23

Legal and Regulatory Matters

Information concerning legal and regulatory matters is provided in our 2010 Consolidated Financial Statements, annual MD&A and AIF.

Future Accounting Changes

In October 2010, the International Accounting Standards Board (“IASB”) issued amendments to IFRS 7 Financial Instruments: Disclosures. The amendments are related to the disclosures regarding transfers of financial assets and will provide transparency in the reporting of these transactions, such as those that involve securitization of financial assets. The amended disclosure requirements will be applicable in 2012 and we are currently evaluating the impact of these amendments on our Consolidated Financial Statements.

In December 2010, the IASB issued amendments to IAS 12 Income Taxes regarding deferred tax and the recovery of underlying assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. This amendment is effective on January 1, 2012. We are currently evaluating the impact that these amendments will have on our Consolidated Financial Statements.

In the first nine months of 2011, the IASB issued the following standards and amendments to existing standards that are effective for us for annual periods beginning on or after January 1, 2013: IAS 28 Investments in Associates and Joint Ventures, IAS 27 Consolidated and Separate Financial Statements (2008), IAS 19 Employee Benefits, IAS 1 Presentation of Financial Statements, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and IFRS 13 Fair Value Measurement. The IASB has issued an exposure draft proposing to defer the effective date of IFRS 9 Financial Instruments to annual periods beginning on or after January 1, 2015. We are currently evaluating the impact that these standards and amendments will have on our Consolidated Financial Statements.

Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of its financial statements in accordance with IFRS.

There were no changes in the Company’s internal control over financial reporting during the period beginning on July 1, 2011, and ended on September 30, 2011, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Use of Non-IFRS Financial Measures

Management evaluates the Company’s performance on the basis of financial measures prepared in accordance with IFRS and certain non-IFRS financial measures. Management believes that these non-IFRS financial measures provide information useful to investors in understanding our performance and facilitate the comparison of the quarterly and full year results of our ongoing operations. These non-IFRS financial measures do not have any standardized meaning and may not be comparable with similar measures used by other companies. For certain non-IFRS financial measures there are no directly comparable amounts under IFRS. They should not be viewed as an alternative to measures of financial performance determined in accordance with IFRS. Additional information concerning these non-IFRS financial measures and reconciliations to IFRS measures are included in our annual and interim MD&A and the Supplementary Financial Information packages that are available on www.sunlife.com under Investors – Financial Results and Reports.

Management measures the Company’s performance, in part, based on operating net income and financial measures based on operating net income, including operating EPS and operating ROE, which exclude the impact of certain hedges in SLF Canada that do not qualify for hedge accounting under IFRS, fair value adjustments on share-based payment awards at MFS and certain items that are non-operational or ongoing in nature. Operating EPS also excludes the dilutive impact of convertible securities.

24	Sun Life Financial Inc.	Third Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

The following table sets out the items that have been excluded from our operating net income, operating EPS and operating ROE, and provides a reconciliation to our earnings based on IFRS.

Reconciliation of net income to operating net income

	IFRS							CGAAP
	Q3’11	Q2’11	Q1’11	Q4’10	Q3’10	Q2’10	Q1’10	Q4’09
Net income ($ millions)	(621)	408	438	504	416	72	414	296
After-tax gain (loss) on adjustments:
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	(53)	9	(9)	43	37	(71)	1	–
Fair value adjustments on share-based payment awards at MFS	4	(26)	(25)	(24)	(24)	(12)	(21)	–
Operating net income (loss)	(572)	425	472	485	403	155	434	296

Reconciliation of EPS to operating EPS
Reported EPS (diluted) ($)	(1.07)	0.68	0.73	0.84	0.70	0.13	0.70	0.52
Less(1):
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	(0.09)	0.02	(0.02)	0.08	0.06	(0.12)	–	–
Fair value adjustments on share-based payment awards at MFS	0.01	(0.04)	(0.04)	(0.04)	(0.04)	(0.02)	(0.04)	–
Impact of SLEECS on diluted EPS	–	(0.02)	(0.03)	(0.04)	(0.03)	–	(0.03)	–
Operating EPS (diluted)	(0.99)	0.73	0.82	0.85	0.71	0.27	0.77	0.52

Reconciliation of ROE to operating ROE
Reported ROE (annualized)	(17.4% )	11.5%	12.5%	14.4%	12.0%	2.1%	12.4%	7.6%
Less:
Impact of certain hedges that do not qualify for hedge accounting in SLF Canada	(1.5% )	0.3%	(0.3% )	1.2%	1.1%	(2.1% )	–	–
Fair value adjustments on share-based payment awards at MFS	0.1%	(0.8% )	(0.7% )	(0.7% )	(0.7% )	(0.5% )	(0.6% )	–
Operating ROE (annualized)	(16.0% )	12.0%	13.5%	13.9%	11.6%	4.7%	13.0%	7.6%

(1)	Adjustments may not total due to rounding differences.

Management also used the following non-IFRS financial measures:

Adjusted revenue. This measure excludes the impact of currency, reinsurance for the insured business in SLF Canada’s Group Benefits operations, the life reinsurance business that was sold in the fourth quarter of 2010 and fair value changes in FVTPL assets and derivative instruments.

Pre-tax operating profit margin ratio for MFS. This ratio is used as a measure of the underlying profitability of MFS. It is calculated using a denominator which excludes certain investment income and includes certain commission expenses.

Impact of currency. Several IFRS financial measures are adjusted to exclude the impact of currency fluctuations.

MCCSR market sensitivities. Our MCCSR market sensitivities are non-IFRS financial measures, for which there are no directly comparable measures under IFRS. It is not possible to provide a reconciliation of these amounts to the most directly comparable IFRS measures on a forward-looking basis because we believe it is only possible to provide ranges of the assumptions used in determining those non-IFRS measures, as actual results can fluctuate significantly inside or outside those ranges and from period to period.

MANAGEMENT’S DISCUSSION AND ANALYSIS	Sun Life Financial Inc.	Third Quarter 2011	25

Other. Management also uses the following non-IFRS measures for which there are no comparable financial measures in IFRS:

(i)	premium equivalents, mutual fund sales, managed fund sales and total premiums and deposits;
(ii)	adjusted premiums and deposits, which adjusts for the impact of currency, reinsurance for the insured business in SLF Canada’s Group Benefits operations, and the life reinsurance business that was sold in the fourth quarter of 2010;
(iii)	AUM, mutual fund assets, managed fund assets and other AUM; and
(iv)	the value of new business (“VNB”), which is used to measure the lifetime profitability of new sales and is based on actuarial amounts.

Forward-Looking Information

Certain information in this document, including information relating to Sun Life Financial’s strategies and other statements (i) that are predictive in nature, (ii) that depend upon or refers to future events or conditions, including information set out in this document under the headings Fourth Quarter Actuarial Method and Assumption Change and Market Risk Sensitivities, and (iii) that includes words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking information is not a guarantee of future performance and involves risks and uncertainties that are difficult to predict. Future results and shareholder value may differ materially from those expressed in this forward-looking information due to, among other factors, the matters set out under Risk Factors in the Company’s 2010 AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual and interim MD&A, and annual and interim Consolidated Financial Statements.

Factors that could cause actual results to differ materially from expectations include, but are not limited to, changes in legislation and regulations including capital requirements and tax laws; investment losses and defaults and changes to investment valuations; the performance of equity markets; the cost, effectiveness and availability of risk-mitigating hedging programs; losses relating to real estate investments; the creditworthiness of guarantors and counterparties to derivatives; changes and volatility in interest rates and credit/swap spreads; other market risks including movement in credit spreads; risks relating to product design and pricing; market conditions that adversely affect the Company’s capital position or its ability to raise capital; possible sustained economic downturn; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks related to market liquidity; downgrades in financial strength or credit ratings; the ability to attract and retain employees; risks relating to financial modelling errors; the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds; the impact of mergers and acquisitions; insurance risks including mortality, morbidity, including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; adverse mortality and morbidity experience; uncertainty in the rate of mortality improvement; risks relating to policyholder behaviour; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; risks relating to operations in Asia including risks relating to joint ventures; the impact of competition; currency exchange rate fluctuations; business continuity risks; failure of information systems and Internet-enabled technology; breaches of computer security and privacy; dependence on third-party relationships including outsourcing arrangements; the impact of adverse results in the closed block of business; the potential for financial loss related to changes in the environment; the availability, cost and effectiveness of reinsurance; the ineffectiveness of risk management policies and procedures; the impact of higher-than-expected future expense cash flows; and the risks relating to the significant estimates and judgment in calculating taxes. The Company does not undertake any obligation to update or revise its forward-looking information to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

26	Sun Life Financial Inc.	Third Quarter 2011	MANAGEMENT’S DISCUSSION AND ANALYSIS

Consolidated Statements of Operations

		For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars except for per share amounts)		September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Revenue
Premiums:
Gross		$3,568	$3,771	$10,737	$11,265
Less: Ceded		1,233	340	3,728	1,038
Net		2,335	3,431	7,009	10,227
Net investment income (loss):
Interest and other investment income		1,498	1,217	3,873	3,774
Change in fair value through profit or loss assets and liabilities (Note 7)		2,827	2,245	3,400	4,205
Net gains (losses) on available-for-sale assets		39	2	114	71
Net investment income (loss)		4,364	3,464	7,387	8,050
Fee income		807	776	2,470	2,253
Total revenue		7,506	7,671	16,866	20,530

Benefits and expenses
Gross claims and benefits paid (Note 9)		3,016	3,334	9,589	10,007
Increase (decrease) in insurance contract liabilities (Note 9)		4,289	2,680	5,126	5,551
Decrease (increase) in reinsurance assets (Note 9)		631	(365)	578	(484)
Increase (decrease) in investment contract liabilities (Note 9)		(16)	86	(18)	191
Reinsurance expenses (recoveries) (Note 13)		(1,123)	(278)	(3,402)	(786)
Commissions		355	388	1,154	1,212
Net transfers to (from) segregated funds (Note 12)		140	230	502	689
Operating expenses		815	851	2,575	2,512
Premium taxes		59	59	176	176
Interest expense		104	124	322	361
Total benefits and expenses		8,270	7,109	16,602	19,429

Income (loss) before income taxes		(764)	562	264	1,101
Less: Income taxes expense (benefit)		(169)	116	(48)	118

Total net income (loss)		(595)	446	312	983
Less: Net income (loss) attributable to participating policyholders		(1)	2	6	5
Less: Net income (loss) attributable to non-controlling interests		2	3	8	8

Shareholders’ net income (loss)		(596)	441	298	970
Less: Preferred shareholder dividends		25	25	73	68
Common shareholders’ net income (loss)		$(621)	$416	$225	$902

Average exchange rates:	U.S. dollars	0.98	1.04	0.98	1.04
	U.K. pounds	1.57	1.61	1.58	1.59

Earnings (loss) per share (Note 4)
Basic		$(1.07)	$0.73	$0.39	$1.59
Diluted		$(1.07)	$0.70	$0.39	$1.55

Weighted average shares outstanding in millions (Note 4)
Basic		580	569	578	567
Diluted		580	610	579	610

Dividends per common share		$0.36	$0.36	$1.08	$1.08

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	27

Consolidated Statements of Comprehensive Income (Loss)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Total net income (loss)	$(595)	$446	$312	$983
Other comprehensive income (loss), net of taxes:
Change in unrealized foreign currency translation gains (losses):
Gross unrealized gains (losses) during the period	950	(313)	602	(248)
Unrealized gains (losses) in net investment hedges	(148)	68	(94)	–
Reclassification of foreign exchange losses (gains)	(22)	–	(8)	–
Change in unrealized gains (losses) on available-for-sale assets:
Unrealized gains (losses) during the period	(42)	280	41	487
Reclassifications to net income (loss)	(40)	(1)	(119)	(52)
Change in unrealized gains (losses) on cash flow hedges:
Unrealized gains (losses) during the period	(10)	(3)	(21)	(12)
Reclassifications to net income (loss)	5	–	2	1
Total other comprehensive income (loss)	693	31	403	176
Total comprehensive income (loss)	98	477	715	1,159
Less: Participating policyholders’ comprehensive income (loss)	3	–	8	4
Non-controlling interests in comprehensive income (loss)	2	3	8	8
Shareholders’ comprehensive income (loss)	$93	$474	$699	$1,147

Income Taxes Included in Other Comprehensive Income (Loss)

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Income tax benefit (expense):
Unrealized foreign currency translation gains / losses, including net investment hedges	$10	$(2)	$2	$11
Reclassification of foreign exchange losses / gains	(5)	–	(8)	–
Unrealized gains / losses on available-for-sale assets	36	(67)	19	(89)
Reclassifications to net income for available-for-sale assets	13	4	29	19
Unrealized gains / losses on cash flow hedging instruments	4	(1)	(5)	(4)
Reclassifications to net income for cash flow hedges	(2)	–	(1)	–
Total income taxes benefit (expense) included in other comprehensive income (loss)	$56	$ (66)	$36	$ (63)

The attached notes form part of these Interim Consolidated Financial Statements.

28	Sun Life Financial Inc.	Third Quarter 2011	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Balance Sheets

		As at
(unaudited, in millions of Canadian dollars)		September 30, 2011	December 31, 2010	January 1, 2010
Assets
Cash, cash equivalents and short-term securities (Note 7)		$8,848	$8,462	$11,934
Debt securities (Note 7)		64,032	58,613	53,915
Equity securities (Note 7)		4,458	5,231	4,969
Mortgages and loans		27,287	26,034	26,921
Derivative assets		2,460	1,648	1,455
Other invested assets (Note 7)		1,281	1,185	1,126
Policy loans		3,306	3,277	3,302
Investment properties		5,016	4,544	4,546
Invested assets		116,688	108,994	108,168
Other assets		3,439	2,884	2,916
Reinsurance assets (Note 9)		3,384	3,855	3,343
Deferred tax assets		1,186	980	1,312
Property and equipment		535	492	499
Intangible assets		911	896	926
Goodwill		4,270	4,200	4,590
Total general fund assets		130,413	122,301	121,754
Investments for account of segregated fund holders (Note 12)		85,281	87,946	80,548
Total assets		$215,694	$210,247	$202,302

Liabilities and equity
Liabilities
Insurance contract liabilities (Note 9)		$95,325	$88,056	$86,856
Investment contract liabilities (Note 9)		3,092	4,143	4,915
Derivative liabilities		1,389	718	1,294
Deferred tax liabilities		4	39	12
Other liabilities		7,548	6,738	6,693
Senior debentures		2,149	2,151	2,151
Innovative capital instruments		1,645	1,644	1,644
Subordinated debt		2,751	2,741	3,048
Total general fund liabilities		113,903	106,230	106,613
Insurance contracts for account of segregated fund holders (Note 12)		79,761	81,931	74,293
Investment contracts for account of segregated fund holders (Note 12)		5,520	6,015	6,255
Total liabilities		$199,184	$194,176	$187,161

Equity
Issued share capital and contributed surplus		$9,948	$9,517	$8,948
Retained earnings and accumulated other comprehensive income		6,543	6,530	6,169
Non-controlling interests		19	24	24
Total equity		$16,510	$16,071	$15,141
Total equity and liabilities		$215,694	$210,247	$202,302

Exchange rates at balance sheet date:	U.S. dollars	1.05	1.00	1.05
	U.K. pounds	1.64	1.55	1.70

The attached notes form part of these Interim Consolidated Financial Statements.

Approved on behalf of the Board of Directors on November 3, 2011.

Donald A. Stewart	John H. Clappison
Chief Executive Officer	Director

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	29

Consolidated Statements of Changes in Equity

	For the nine months ended			For the nine months ended
(unaudited, in millions of Canadian dollars)	Participating policyholders	Shareholders	September 30, 2011	Participating policyholders	Shareholders	September 30, 2010
Preferred shares
Balance, beginning of period	$–	$2,015	$2,015	$–	$1,741	$1,741
Issued (Note 6)	–	200	200	–	280	280
Issuance costs, net of taxes (Note 6)	–	(5)	(5)	–	(6)	(6)
Balance, end of period	–	2,210	2,210	–	2,015	2,015
Common shares
Balance, beginning of period	–	7,407	7,407	–	7,126	7,126
Stock options exercised	–	47	47	–	12	12
Shares issued under dividend reinvestment and share purchase plan (Note 6)	–	184	184	–	197	197
Balance, end of period	–	7,638	7,638	–	7,335	7,335
Contributed surplus
Balance, beginning of period	–	95	95	–	81	81
Share-based payments	–	11	11	–	13	13
Stock options exercised	–	(6)	(6)	–	(2)	(2)
Balance, end of period	–	100	100	–	92	92
Retained earnings
Balance, beginning of period	117	6,489	6,606	109	5,898	6,007
Net Income (loss)	6	298	304	5	970	975
Dividends on common shares	–	(618)	(618)	–	(605)	(605)
Dividends on preferred shares	–	(73)	(73)	–	(68)	(68)
Change due to transactions with non-controlling interests	–	(3)	(3)	–	(3)	(3)
Balance, end of period	123	6,093	6,216	114	6,192	6,306
Accumulated other comprehensive income (loss), net of taxes
Unrealized gains (losses) on available-for-sale assets	–	387	387	–	107	107
Unrealized cumulative translation differences, net of hedging activities	(2)	(505)	(507)	–	–	–
Unrealized gains (losses) on transfers to Investment properties	–	6	6	–	–	–
Unrealized gains (losses) on derivatives designated as cash flow hedges	–	38	38	–	55	55
Balance, beginning of period	(2)	(74)	(76)	–	162	162
Total other comprehensive income (loss) for the period	2	401	403	(1)	177	176
Balance, end of period	–	327	327	(1)	339	338
Non-controlling interests
Balance, beginning of period	–	24	24	–	24	24
Net income (loss)	–	8	8	–	8	8
Other changes in non-controlling interests	–	(13)	(13)	–	(12)	(12)
Balance, end of period	–	19	19	–	20	20
Total equity	$123	$16,387	$16,510	$113	$15,993	$16,106

The attached notes form part of these Interim Consolidated Financial Statements.

30	Sun Life Financial Inc.	Third Quarter 2011	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated Statements of Cash Flows

	For the three months ended		For the nine months ended
(unaudited, in millions of Canadian dollars)	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Cash flows provided by (used in) operating activities
Income (loss) before income taxes	$(764)	$562	$264	$1,101
Add interest expense related to financing activities	104	124	322	361
Operating items not affecting cash:
Increase (decrease) in contract liabilities	3,039	1,950	3,915	5,027
(Increase) decrease in reinsurance assets	604	(402)	552	(498)
Unrealized (gains) losses on investments	(2,018)	(2,608)	(2,662)	(4,342)
Other non cash items	(210)	(39)	(543)	(258)
Operating cash items:
Deferred acquisition costs	(9)	(9)	(32)	(30)
Realized (gains) losses on investments	(848)	361	(852)	66
Sales, maturities and repayments of investments	23,193	16,820	65,879	58,404
Purchases of investments	(24,902)	(16,709)	(66,101)	(59,759)
Change in policy loans	(24)	(14)	50	(33)
Income taxes paid	(46)	173	(150)	172
Other cash items	1,453	(452)	1,543	(250)
Net cash provided by (used in) operating activities	(428)	(243)	2,185	(39)
Cash flows provided by (used in) investing activities
(Purchase) sale of property and equipment	(80)	(80)	(92)	(86)
Transactions with associates and joint ventures and other investing activities	(24)	(88)	(53)	(121)
Net cash provided by (used in) investing activities	(104)	(168)	(145)	(207)
Cash flows provided by (used in) financing activities
Borrowed funds	–	2	(20)	(5)
Collateral on senior financing	(13)	–	(10)	–
Issuance of Senior Debentures (Note 6)	297	–	297	–
Redemption of senior debentures (Note 6)	(300)	–	(300)	–
Issuance of preferred shares (Note 6)	194	–	194	271
Issuance of common shares on exercise of stock options	1	2	41	10
Dividends paid on common and preferred shares	(176)	(159)	(504)	(472)
Interest expense paid	(53)	(49)	(253)	(282)
Net cash provided by (used in) financing activities	(50)	(204)	(555)	(478)
Changes due to fluctuations in exchange rates	193	(136)	101	(23)
Increase (decrease) in cash and cash equivalents	(389)	(751)	1,586	(747)
Net cash and cash equivalents, beginning of period	5,376	5,929	3,401	5,925
Net cash and cash equivalents, end of period	4,987	5,178	4,987	5,178
Short-term securities, end of period	3,803	3,955	3,803	3,955
Net cash, cash equivalents and short-term securities, end of period (Note 7)	$8,790	$9,133	$8,790	$9,133

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	31

Condensed Notes to the Interim Consolidated Financial Statements

(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)

1.    Accounting Policies

1.A Significant Accounting Policies

Description of Business

Sun Life Financial Inc. (“SLF Inc.”) is a publicly traded company and is the holding company of Sun Life Assurance Company of Canada (“Sun Life Assurance”) and Sun Life Global Investments Inc. and is domiciled in Canada. Both SLF Inc. and Sun Life Assurance are incorporated under the Insurance Companies Act of Canada, and are regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). SLF Inc. and its subsidiaries are collectively referred to as “us”, “our”, “ours”, “we” or “the Company”. We are an internationally diversified financial services organization providing savings, retirement and pension products, and life and health insurance to individuals and groups through our operations in Canada, the United States, the United Kingdom and Asia. We also operate mutual fund and investment management businesses, primarily in Canada, the United States and Asia.

Basis of Presentation

We prepare our Interim Consolidated Financial Statements using International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) and the former International Accounting Standards Committee, which includes International Financial Reporting Standards, International Accounting Standards (“IAS”), and interpretations developed by the International Financial Reporting Interpretations Committee (“IFRIC”) and the former Standing Interpretations Committee (“SIC”). These various standards are collectively referred to as “IFRS”. Our Interim Consolidated Financial Statements are prepared in accordance with IAS 34 Interim Financial Reporting. The accounting policies have been applied consistently within our Interim Consolidated Financial Statements and our opening Consolidated Balance Sheet as at the transition date of January 1, 2010 (“the Transition Date”) prepared for the purposes of transition to IFRS, using the accounting policies we expect to adopt in our 2011 Annual Consolidated Financial Statements, which will be our first annual financial statements in accordance with IFRS. Note 2 includes the required disclosures with regards to our first time adoption of IFRS and the differences from our previous basis of accounting, Canadian generally accepted accounting principles (“GAAP”).

Our Interim Consolidated Financial Statements should be read in conjunction with our most recent Annual Consolidated Financial Statements and sections of Note 2 in our first quarter Interim Consolidated Financial Statements ended March 31, 2011, as they do not include all information and notes required by IFRS for Annual Consolidated Financial Statements.

Our Interim Consolidated Balance Sheets have been presented on a liquidity basis and each balance sheet line item includes both current and non-current balances, as applicable.

We have defined our reportable segments and the amounts disclosed for those segments based on our management structure and the manner in which our internal financial reporting is conducted. Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties.

The significant accounting policies used in the preparation of our Interim Consolidated Financial Statements are summarized below and are applied consistently by us.

Critical Estimates, Judgments and Provisions

The preparation of our Interim Consolidated Financial Statements requires us to make estimates, judgments and provisions that affect the application of policies and reported amounts of assets, liabilities, revenue and expenses. Actual results will differ from those estimates. Areas of significant accounting estimates and judgments include the measurement and classification of insurance contract liabilities and investment contract liabilities, determination of fair value of financial instruments, impairment of financial instruments, goodwill and intangible assets, and provisions and liabilities for pension plans, contingencies and other post-retirement benefits and taxes. We also use judgment when determining whether the substance of our relationship with a special purpose entity (“SPE”), subsidiary, joint venture or associate constitutes control and in the determination of functional currencies. Details on the estimates and judgments are further described in the relevant accounting policies in these Notes.

Other than insurance contract liabilities and investment contract liabilities, provisions are recognized for present legal or constructive obligations as a result of a past event, if it is probable that they will result in an outflow of economic resources and the amount can be reliably estimated. The amounts recognized for these provisions are the best estimates of the expenditures required to settle the present obligations or to transfer them to a third party at the balance sheet date, considering all the inherent risks and uncertainties, as well as the time value of money. These provisions are reviewed as relevant facts and circumstances change. The unwinding of the effect of discounting is recorded in our Interim Consolidated Statements of Operations as interest expense. Provisions included in insurance contract liabilities and investment contract liabilities are determined in accordance with Canadian accepted actuarial practice.

32	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Basis of Consolidation, Joint Ventures and Investments in Associates

Our Interim Consolidated Financial Statements include the results of operations and the financial position of entities controlled by SLF Inc. or its subsidiaries, including certain investment funds and SPEs, after intercompany balances and transactions have been eliminated. Control is defined as the power to govern the financial and operating policies of an entity, so as to obtain benefits from its activities. This is assessed from both a legal and economic perspective. Legal control exists when SLF Inc. or one of its subsidiaries owns, directly or indirectly, the majority of voting shares of another entity, with consideration given to potential voting rights that are currently exercisable or convertible. Economic control exists when SLF Inc. or one of its subsidiaries, either directly or indirectly, has the power to direct the financial and operating policies of an entity from which it derives benefits. Entities are fully consolidated from the date control is obtained by SLF Inc. or one of its subsidiaries, and deconsolidated on the date control ceases. Equity interests held by external parties are shown as non-controlling interests and transactions with non-controlling interest holders are recorded in our Interim Consolidated Statement of Changes in Equity.

The acquisition method is used to account for the acquisition of a subsidiary, with the difference between the acquisition cost of the subsidiary and the fair value of the subsidiary’s net identifiable assets acquired recorded as goodwill. The equity method is used to account for joint ventures and entities over which SLF Inc. or its subsidiaries are able to exercise significant influence.

Foreign Currency Translation

Translation of Transactions in Foreign Currencies

The individual financial statements of SLF Inc. and its subsidiaries are prepared in the currency in which they conduct their ordinary course of business, which is referred to as functional currency. Transactions occurring in currencies other than the functional currency of the subsidiary are translated to the functional currency using the spot exchange rates at the dates of the transactions.

At the balance sheet date, monetary assets and liabilities in foreign currencies are translated to the functional currency at the exchange rate at the balance sheet date. Non-monetary assets and liabilities in foreign currencies that are held at fair value are translated at the balance sheet date, while non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

The resulting exchange differences from the translation of monetary items and non-monetary items held at fair value, with changes in fair value recorded to income, are recognized in our Interim Consolidated Statements of Operations. For monetary assets classified as available-for-sale (“AFS”), translation differences calculated at amortized cost are recognized in our Interim Consolidated Statements of Operations and the translation differences on the gains and losses are recognized in other comprehensive income (“OCI”). The resulting exchange differences from the translation of non-monetary items classified as AFS are recognized in OCI.

Translations to the Presentation Currency

In preparing our Interim Consolidated Financial Statements, the financial statements of foreign operations are translated from their respective functional currencies to Canadian dollars, our presentation currency. Assets and liabilities are translated at the closing exchange rate at the balance sheet date, and income and expenses are translated using the average exchange rates. The accumulated gains or losses arising from translation of functional currencies to the presentation currency, net of the effect of any hedges, are included as a separate component of OCI within equity. Upon disposal of a foreign operation that includes loss of control, significant influence or joint control over a foreign operation, the cumulative exchange gain or loss related to that foreign operation is recognized in income.

Invested Assets

Financial Assets Excluding Derivative Financial Instruments

Financial assets include cash, cash equivalents and short-term securities, debt securities, equity securities, mortgages and loans, the financial assets included in other invested assets and policy loans. Financial assets are designated as financial assets at fair value through profit or loss (“FVTPL”) or AFS assets, or classified as loans and receivables at initial recognition. The following table summarizes the financial assets included in our Interim Consolidated Balance Sheets and the asset classifications applicable to these assets.

Interim Consolidated Balance Sheet line	Asset classification
Cash, cash equivalents and short-term securities	FVTPL
Debt securities	FVTPL and AFS
Equity securities	FVTPL and AFS
Mortgages and loans	Loans and receivables
Other invested assets	FVTPL and AFS
Policy loans	Loans and receivables

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	33

Mortgages and loans include mortgage loans and debt securities not quoted in an active market. Other invested financial assets include investments in limited partnerships, segregated funds and mutual funds. Cash equivalents are highly liquid instruments with an original term to maturity of three months or less, while short-term securities have an original term to maturity exceeding three months but less than one year. Policy loans are fully secured by the policy values on which the loans are made. The accounting for each asset classification is described in the following sections.

i) Initial Recognition and Subsequent Measurement

Generally, debt securities, equity securities and other invested assets supporting our insurance contract liabilities or investment contract liabilities measured at fair value are designated as FVTPL, while debt securities, equity securities and other invested assets not supporting our insurance contract liabilities or supporting investment contract liabilities measured at amortized cost are designated as AFS. Mortgages and loans and policy loans are classified as loans and receivables. Financial assets are recognized in the Interim Consolidated Balance Sheets on their trade dates, which are the dates that we commit to purchase or sell the assets.

Financial Assets at Fair Value Through Profit or Loss

Financial assets at FVTPL include financial assets that are held for trading (“HFT”), as well as financial assets that have been designated as FVTPL at initial recognition. A financial asset is classified as HFT, if it is acquired principally for the purpose of selling or repurchasing in the near term. A financial asset can be designated as FVTPL, if it eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases; or if a group of financial assets, financial liabilities or both, is managed and its performance is evaluated on a fair value basis. Cash equivalents and short-term securities have been classified as HFT. Debt securities, equity securities and other invested assets supporting insurance contract liabilities or investment contract liabilities measured at fair value have been designated as FVTPL. This designation has been made to eliminate or significantly reduce the measurement inconsistency that would arise due to the measurement of the insurance contract or investment contract liabilities, which are based on the carrying value of the assets supporting those liabilities.

Financial assets classified as FVTPL are recorded at fair value in our Interim Consolidated Balance Sheets and transaction costs are expensed immediately. Changes in fair value as well as realized gains and losses on sale are recorded in Change in fair value through profit or loss assets and liabilities in our Interim Consolidated Statements of Operations. Interest income earned and dividends received are recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. Because the carrying value of insurance contract liabilities is determined by reference to the assets supporting those liabilities, changes in the insurance contract liabilities generally offset changes in the fair value of debt securities classified as FVTPL, except for changes that are due to impairment. The majority of equity securities and other invested assets classified as FVTPL are held to support products where investment returns are passed through to policyholders and therefore, changes in the fair value of those assets are significantly offset by changes in insurance contract liabilities.

Available-for-Sale Financial Assets

Financial assets classified as AFS are recorded at fair value in our Interim Consolidated Balance Sheets and transaction costs are capitalized on initial recognition. Transaction costs for debt securities are recognized in income using the effective interest method, while transaction costs for equity securities and other invested assets are recognized in income when the asset is derecognized. Changes in fair value are recorded to unrealized gains and losses in OCI. Changes in fair value of AFS debt securities resulting from fluctuations in foreign exchange rates are recorded in income, while changes in fair value of equity securities resulting from fluctuations in foreign exchange rates are recorded to unrealized gains or losses in OCI. Interest income earned and dividends received are recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. Realized gains and losses on the sale of assets classified as AFS are reclassified from accumulated OCI to Net gains (losses) on available-for-sale assets in the Interim Consolidated Statements of Operations.

Loans and Receivables

Loans and receivables are carried at amortized cost using the effective interest method. Transaction costs for mortgages and loans are capitalized on initial recognition and are recognized in income using the effective interest method. Realized gains and losses on the sale of mortgages and loans and interest income earned, are recorded in Interest and other investment income in our Interim Consolidated Statements of Operations.

ii) Derecognition

A financial asset is derecognized when the contractual rights to its cash flows expire, or we have transferred our economic rights to the asset and substantially all risks and rewards. In instances where substantially all risks and rewards have not been transferred or retained, the assets are derecognized if the asset is not controlled through rights to sell or pledge the asset.

iii) Impairment

All financial assets are assessed for impairment on a quarterly basis. Financial assets are impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more loss events that have an impact that can be reliably estimated, on the estimated future cash flows of the asset. Objective evidence of impairment for debt securities generally includes significant financial difficulty of the issuer, including actual or anticipated bankruptcy or defaults and delinquency in payments of interest or principal. All equity instruments in an unrealized loss position are reviewed quarterly to determine if objective evidence of impairment exists. Objective evidence of impairment for an investment in an equity instrument or other invested asset includes, but is not limited to, the financial condition and near-term prospects of the issuer, including information about significant changes with adverse effects that have taken place in the technological, market, economic or legal environment in which the issuer operates that may indicate that the carrying amount will not be recovered, and a significant or prolonged decline in the fair value of

34	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

an equity instrument or other invested asset below its cost. Objective evidence of impairment for mortgages and loans generally includes instances where there is no longer reasonable assurance over the timely collection of the full amount of principal and interest.

Financial Assets at Fair Value Through Profit or Loss

Since financial assets classified as FVTPL are carried at fair value with changes in fair value recorded to income, any reduction in value of the assets due to impairment is already reflected in investment income. However, the impairment of expected future cash flows from assets classified as FVTPL generally impacts the change in insurance contract liabilities due to the impact of impairment on future cash flows.

Available-for-Sale Financial Assets

When there is objective evidence that a financial asset classified as AFS is impaired, the loss in accumulated OCI is reclassified to Net gains (losses) on available-for-sale assets in our Interim Consolidated Statements of Operations. Following impairment loss recognition, a debt security continues to be carried at fair value with changes in fair value recorded in OCI, and it is assessed quarterly for further impairment loss or reversal. Subsequent losses on an impaired equity security or other invested asset, including losses relating to foreign currency changes, in subsequent reporting periods are reclassified from OCI to income until the asset is derecognized. Once an impairment loss on a debt security classified as AFS is recorded to income, it is reversed through income only when the recovery in fair value is related objectively to an event occurring after the impairment was recognized. Impairment losses on an equity security or other invested asset classified as AFS are not reversed through income.

Loans and Receivables

Mortgages and loans are individually evaluated for impairment in establishing the allowance for credit losses. However, the full extent of impairment present in the portfolio of mortgages and loans cannot be identified solely by reference to individual loans. When the credit quality of groups of loans to borrowers operating in particular sectors has deteriorated, additional impairment that cannot be identified on a loan-by-loan basis is estimated collectively for the group on a sectoral basis.

Mortgages and loans are classified as impaired when there is no longer reasonable assurance of the timely collection of the full amount of principal and interest. When mortgages and loans are classified as impaired, allowances for credit losses are established to adjust the carrying value of these assets to their net recoverable amount. The allowance for credit losses is estimated using the present value of expected future cash flows discounted at the loan’s effective interest rate or the fair value of the collateral. Interest income is recognized on impaired mortgages and loans using the effective interest rate method based on the estimated future cash flows used to measure the impairment loss.

Changes in allowances for losses, and write-offs of specific mortgages and loans net of recoveries, are charged against Interest and other investment income in our Interim Consolidated Statements of Operations. Once the conditions causing impairment improve and future payments are reasonably assured, allowances are reduced and the mortgages and loans are no longer classified as impaired.

If the conditions causing impairment do not improve and future payments remain unassured, we typically derecognize the asset through disposition or foreclosure. Uncollectible collateral-dependent loans are written off through the allowances for losses at the time of disposition or foreclosure.

Derivative Financial Instruments

All derivative financial instruments are recorded at fair value in our Interim Consolidated Balance Sheets. Derivatives with a positive fair value are recorded as Derivative assets while derivatives with a negative fair value are recorded as Derivative liabilities.

The accounting for the changes in fair value of a derivative instrument depends on whether or not it is designated as a hedging instrument for accounting purposes. Changes in fair value of derivatives that are not designated as hedging instruments for accounting purposes, which are defined as derivative investments, and embedded derivatives are recorded in Change in fair value through profit or loss assets and liabilities in our Interim Consolidated Statements of Operations. Income earned or paid on these derivatives is recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. Hedge accounting is applied to certain derivatives to reduce income statement volatility. When certain qualification criteria are met, hedge accounting recognizes the offsetting effects of hedging instruments and hedged items in income or defers the effective portion of changes in fair value of hedging instruments in OCI until there is a recognition event, such as the occurrence of a forecasted transaction or the disposal of a net investment in a foreign subsidiary. All hedging relationships are documented at inception and hedge effectiveness is assessed on a quarterly basis.

Fair Value Hedges

Certain interest rate swaps and foreign currency forwards are designated as fair value hedges of the interest rate or foreign currency translation associated with AFS assets. Changes in fair value of the derivatives are recorded in Interest and other investment income in our Interim Consolidated Statements of Operations. The change in fair value of the AFS assets related to the hedged risk is reclassified from OCI to income. As a result, ineffectiveness, if any, is recognized in income to the extent that changes in fair value are not offset between the hedging instrument and hedged item. Interest income earned and paid on the AFS assets and swaps in the fair value hedging relationships are recorded in Interest and other investment income in the Interim Consolidated Statements of Operations.

Cash Flow Hedges

Certain equity forwards are designated as cash flow hedges of the anticipated payments of awards under certain stock-based compensation plans. Changes in fair value based on spot price changes are recorded to OCI, with the spot to forward differential

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	35

and any ineffectiveness recognized in Interest and other investment income in the Interim Consolidated Statements of Operations. A portion of the amount included in OCI related to these forwards is reclassified to income as a component of operating expenses as the liability is accrued for the stock-based compensation awards over the vesting period.

Net Investment Hedges

We use swaps to reduce foreign exchange fluctuations associated with certain net investments in funding of foreign subsidiaries. Changes in fair value of these swaps based on forward prices are recorded to foreign exchange gains and losses in OCI, offsetting the respective foreign currency translation gains or losses arising from the underlying net investments in foreign subsidiaries. All amounts recorded to or from OCI are net of related taxes. If the hedging relationship is terminated, amounts deferred in accumulated OCI continue to be deferred until there is a disposal or partial disposal of our net investment in the hedged foreign subsidiary. Interest earned and paid on the swaps is recorded in Interest and other investment income in the Interim Consolidated Statements of Operations.

Embedded Derivatives

An embedded derivative is a component of a host contract that modifies the cash flows of the host in a manner similar to a derivative, according to a specified interest rate, financial instrument price, foreign exchange rate underlying index or other variable. We are required to separate embedded derivatives from the host contract, if an embedded derivative has economic and risk characteristics that are not closely related to the host contract, meets the definition of a derivative, and the combined contract is not measured at fair value with changes recognized in income, and if an embedded derivative is separated from the host contract, it will be accounted for as a derivative. For further details on embedded derivatives in insurance contracts see the Insurance Contract Liabilities accounting policy in this Note.

Investment Properties

Investment properties are real estate held to earn rental income or held for capital appreciation. Properties held to earn rental income or for capital appreciation that have an insignificant portion that is owner-occupied are classified as investment properties. Properties that do not meet these criteria are classified as property and equipment. Expenditures related to ongoing maintenance of properties incurred subsequent to acquisition are expensed. Investment properties are initially recognized at transaction price including transaction costs in our Interim Consolidated Balance Sheets. These properties are subsequently measured at fair value with changes in values recorded in Change in fair value through profit or loss assets and liabilities in our Interim Consolidated Statements of Operations. Fair value is supported by market evidence, as assessed by qualified appraisers. All assets are appraised annually and reviewed quarterly for material changes. External appraisals are obtained at least once every two years. In all cases, the valuation methodology used is a recognized or accepted approach in accordance with the valuation standards of the Appraisal Institutes of Canada and/or the U.S.

Other Invested Assets – Non-Financial Assets

Other invested assets also include non-financial instruments such as investments in associates and joint ventures, which are accounted for using the equity method. Investments in associates and joint ventures are initially recorded at cost. Subsequent adjustments are made for our share of net income or loss and are recorded in Interest and other net investment income in our Interim Consolidated Statements of Operations and our share of OCI in our Interim Consolidated Statements of Comprehensive Income (Loss). Impairment losses on equity method investments are recognized when events or changes in circumstances indicate that they are impaired. When the carrying amount is greater than the recoverable amount, an impairment loss is recognized for this difference.

Other Assets

Other assets include receivables, deferred acquisition costs, investment income due and accrued and prepaid expenses.

Deferred acquisition costs arising from service contracts or from service components of investment contracts are amortized over the life of the contracts based on the future expected fees.

Reinsurance Assets

In the normal course of business, we use reinsurance to limit exposure to large losses. We have a retention policy which requires that such arrangements be placed with well-established, highly rated reinsurers. Reinsurance assets are measured consistently with the amounts associated with the underlying insurance contracts and in accordance with the terms of each reinsurance contract. Amounts due to or from reinsurers with respect to premiums received or paid claims are included in Other assets and Other liabilities in the Interim Consolidated Balance Sheets. Premiums for reinsurance ceded are presented as premiums ceded in the Interim Consolidated Statements of Operations. Reinsurance expenses (recoveries), as presented in our Interim Consolidated Statements of Operations, denote reinsurance expenses and expense recoveries resulting from reinsurance agreements.

Reinsurance assets are subject to impairment testing. If impaired, the carrying value is reduced accordingly, and an impairment loss is recognized in Reinsurance expenses (recoveries) in our Interim Consolidated Statements of Operations. Impairment occurs when objective evidence exists (as a result of an event) after the initial recognition of the reinsurance asset indicating that not all amounts due under the terms of the contract will be received, and this impairment can be reliably measured.

Reinsurance assumed is accounted for as an insurance, investment or service contract depending on the underlying nature of the agreement and if it meets the definition of an insurance, investment or service contract. For the accounting for these types of contracts, see the respective policy section in this Note.

36	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Property and Equipment

Owner-occupied properties and all other items classified as property and equipment are carried at historical cost less accumulated depreciation and impairment.

Borrowing costs incurred at the time of acquisition are capitalized as part of the cost of the property, while borrowing costs and repairs and maintenance incurred subsequent to the acquisition of the property are charged through operating expenses during the period in which they are incurred. Subsequent costs are included in the assets’ carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to us and the cost of the item can be measured reliably.

Depreciation of property and equipment, excluding land which is not depreciated, is calculated using a straight-line method and amortized to their residual values over their estimated useful lives as follows:

Owner-occupied properties	25 to 49 years
Furniture, computers, other office equipment and leasehold improvements	2 to 10 years

The assets’ residual values, useful lives and method of depreciation are reviewed regularly, at a minimum at the end of each fiscal year, and adjusted if appropriate. Where the carrying amount of an asset is greater than its estimated recoverable amount, it is considered to be impaired and it is written down immediately to its recoverable amount. In the event of an improvement in the estimated recoverable amount, the related impairment may be reversed. Gains and losses on disposal of property and equipment are determined by reference to their carrying amount, and are recognized in the Interim Consolidated Statements of Operations.

Intangible Assets

Intangible assets consist of finite-life and indefinite-life intangible assets. Finite-life intangible assets are amortized on a straight-line basis over varying periods of up to 40 years, and are charged through operating expenses. The useful lives of finite-life intangible assets are reviewed annually, and the amortization is adjusted as necessary. Indefinite-life intangibles are not amortized, and are assessed for impairment annually or more frequently if events or changes in circumstances indicate that the asset may be impaired. Impairment is assessed by comparing the carrying values of the indefinite-life intangible assets to their recoverable amounts. If the carrying values of the indefinite-life intangibles exceed their recoverable amounts, these assets are considered impaired, and a charge for impairment is recognized in our Interim Consolidated Statements of Operations.

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the net identifiable tangible and intangible assets of the acquired businesses. It is carried at original cost less any impairment subsequently incurred. Goodwill is assessed for impairment annually or more frequently if events or circumstances occur that may result in the recoverable amount of a cash generating unit (“CGU”) falling below its carrying value. A CGU is the smallest identifiable group of assets that generates cash inflows that are independent of cash inflows from other groups of assets. The goodwill balances are allocated to either individual or groups of CGUs that were expected to benefit from the synergies of the business combination. Goodwill impairment is quantified by comparing CGUs’ carrying values to their recoverable amount, which is the higher of fair value less cost to sell and value in use. Impairment losses are recognized immediately and may not be reversed in future periods.

Insurance Contract Liabilities

Insurance contracts are contracts under which we accept significant insurance risk from a policyholder by agreeing to compensate the policyholder if a specified uncertain future event adversely affects the policyholder. The presence of significant insurance risk in individual contracts is assessed by reviewing books of contracts with homogeneous risk features.

As discussed in the Segregated Funds section of this Note, certain insurance contracts under which the policyholder bears the risks associated with the underlying investments are classified as Insurance contracts for account of segregated fund holders in our Interim Consolidated Balance Sheets.

Insurance contract liabilities, including policy benefits payable and provisions for policyholder dividends, are determined in accordance with Canadian accepted actuarial practice and any requirements of OSFI. As confirmed by guidance provided by the Canadian Institute of Actuaries (“CIA”), the current Canadian Asset Liability Method (“CALM”) of valuation of insurance contract liabilities satisfies the IFRS 4 Insurance Contracts requirements for eligibility for use under IFRS. Under CALM, liabilities are set equal to the balance sheet value of the assets required to support them.

Some insurance contracts contain discretionary participation features (“DPF”), whereby the policyholder has the right to receive potentially significant additional benefits based on the actual investments and other experience on a block of similar contracts. IFRS allows the non-guaranteed, or participating, elements of such contracts to be classified as either a liability or as equity, depending on the nature of our obligation to the policyholder. The contracts issued by us contain constructive obligations to the policyholder with respect to the DPF of the contracts. We have therefore elected to classify these features as a liability, consistent with accounting treatment under the current CALM, and in accordance with guidance provided by the CIA.

Derivatives embedded in insurance contracts are treated as separate derivatives and measured at fair value with changes in fair value recognized in income, except when the embedded derivative itself meets the definition of an insurance contract under IFRS, or when the risks and characteristics are closely related to those of the host contracts or when the derivative is the policyholder’s option to surrender an insurance contract for a fixed amount or an amount based on a fixed amount and an interest rate. The derivatives that have not been separated are accounted for as insurance contract liabilities.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	37

Financial Liabilities

Investment Contract Liabilities

Contracts issued by us that do not transfer significant insurance risk, but do transfer financial risk from the policyholder to us, are financial liabilities and are accounted for as investment contracts. Service components of investment contracts are treated as service contracts. For further details on how service components of investment contracts are treated, see the Service Contracts accounting policy in this Note.

Liabilities for investment contracts without DPF are measured at FVTPL or amortized cost. Contracts recorded at FVTPL are measured at fair value at inception and each subsequent reporting period. Contracts recorded at amortized cost are initially recognized at fair value, less transaction costs directly attributable to the issue of the contract. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired. At each subsequent period, the contracts are measured at amortized cost using the effective interest method. Changes in fair value of investment contract liabilities recorded at FVTPL and amortization on contracts recorded at amortized cost are recorded as an Increase (decrease) in investment contract liabilities in our Interim Consolidated Statements of Operations. Deposits collected from and payments made to contract holders are recorded as an Increase and decrease in investment contract liabilities in our Interim Consolidated Balance Sheets.

As discussed in the Segregated Funds section of this Note, certain investment contracts under which the policyholder bears the risks associated with the underlying investments are classified as Investment contracts for account of segregated fund holders in the Interim Consolidated Balance Sheets.

The accounting for Investment contracts that contain DPF is described in the Insurance Contract Liabilities section of this Note.

Other Liabilities

Other liabilities include accounts payable, bond purchase agreements, senior financing, provisions, and deferred income and are measured at amortized cost. Deferred income arises from investment contracts where funds are received in advance of services provided.

Senior Debentures, Innovative Capital Instruments and Subordinated Debt

Senior debentures, innovative capital instruments and subordinated debt are recorded at amortized cost using the effective interest method. Transaction costs are recorded as part of the liability and are recognized in income using the effective interest method. These liabilities are derecognized when the obligation of the contract is discharged, cancelled or expired.

Service Contracts

Contracts issued by us that do not transfer significant insurance risk and do not transfer financial risk from the policyholder to us are classified as service contracts. Service components of investment contracts are also accounted for as service contracts. Fee income earned from these contracts is described in the Premium and Fee Income Recognition accounting policy section of this Note. Deferred acquisition costs are described under the Other Assets accounting policy section of this Note. Where the cost of meeting the obligations of the contract exceed the economic benefits expected to be received under it, a provision is set up in other liabilities.

Segregated Funds

Segregated funds are products for which we issue a contract where the benefit amount is directly linked to the fair value of the investments held in the particular segregated fund. Although the underlying assets are registered in our name and the segregated fund contract holder has no direct access to the specific assets, the contractual arrangements are such that the segregated fund policyholder bears the risk and rewards of the fund’s investment performance. In addition, certain contracts include guarantees from us. We derive fee income from segregated funds, which is included in Fee income in our Interim Consolidated Statements of Operations. Policyholder transfers between general funds and segregated funds are included in Net transfers to (from) segregated funds in the Interim Consolidated Statements of Operations. Deposits to segregated funds are reported as increases in segregated funds liabilities and are not reported as revenues in our Interim Consolidated Statements of Operations.

Investments for Account of Segregated Fund Holders

Investments for account of segregated fund holders are recorded separately from the Total general fund assets in our Interim Consolidated Balance Sheets and are carried at fair value. Fair values are determined using quoted market values or, where quoted market values are not available, estimated fair values as determined by us.

Insurance Contracts for Account of Segregated Fund Holders

Insurance contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Interim Consolidated Balance Sheets. Insurance contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as insurance contracts for account of segregated fund holders. The liabilities reported as insurance contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other assets and liabilities associated with these insurance contracts, such as origination costs and the liabilities associated with guarantees provided by us, are included in general fund liabilities in Insurance contracts in the Interim Consolidated Balance Sheets.

38	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Investment Contracts for Account of Segregated Fund Holders

Investment contracts for account of segregated fund holders are recorded separately from the Total general fund liabilities in our Interim Consolidated Balance Sheets. Investment contracts under which the segregated fund holders bear the risks associated with the underlying investments are classified as investment contracts for account of segregated fund holders. The liabilities reported as investment contracts for account of segregated fund holders are measured at the aggregate of the policyholder account balances.

Other liabilities associated with these investment contracts, such as onerous contract provisions required for service components, are included with general fund liabilities in Investment contracts in the Interim Consolidated Balance Sheets.

Income Taxes

Current income tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. Deferred income tax is provided using the liability method on temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes. Current and deferred income tax relating to items recognized directly in equity is recognized in equity and not in our Interim Consolidated Statements of Operations. Interest and penalties payable to taxation authorities are recorded in Operating expenses in our Interim Consolidated Statements of Operations.

Deferred income tax assets and liabilities are calculated based on income tax rates and laws that are expected to apply when the liability is settled or the asset is realized, which are normally those enacted or considered substantively enacted at our Interim Consolidated Balance Sheets dates. Deferred income tax assets are recognized for all deductible temporary differences, carry forward of unused tax credits and unused tax losses to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates and joint ventures, except where we control the timing of the reversal of the temporary difference and it is apparent that the temporary difference will not reverse in the foreseeable future. No deferred income tax asset or liability is recognized in relation to temporary differences that arise from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, did not affect either the accounting profit or taxable profit or loss. Deferred income tax assets and deferred income tax liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities, the deferred income taxes relate to the same legal entity and the same taxation authority and we intend either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

In determining the impact of taxes, we are required to comply with Canadian accepted actuarial practice and IFRS. CALM requires that all projected cash flows associated with insurance contract liabilities, including income taxes, be included in the determination of insurance contract liabilities. The insurance contract liabilities are therefore determined including all policy-related income tax effects on a discounted basis, and then adjusted for any related deferred income tax assets and/or liabilities held in accordance with IFRS. The net result of this adjustment is to leave the discounting effect of the deferred income taxes associated with temporary differences on policy-related tax items in the insurance contract liabilities.

Pension Plans and Other Post-Retirement Benefits

For defined benefit plans, the present value of the defined benefit obligation is calculated by independent actuaries using the projected unit credit method and actuarial assumptions that represent best estimates of future variables that will affect the ultimate cost of these obligations. Plan assets are measured at fair value and are held in separate trustee administered funds. The difference between the fair value of the plan assets and the present value of the defined benefit obligation, adjusted for any historic unrecognized actuarial gains or losses and past service cost, is recognized on the Interim Consolidated Balance Sheets as an asset or liability.

Actuarial gains and losses are accounted for using the corridor method. Actuarial gains and losses are amortized to income over the average remaining service period of active employees expected to receive benefits under the plan, but only to the extent that such gains or losses exceed 10% of the greater of plan assets or the benefit obligation at the beginning of the year.

Dividends

Dividends payable to holders of shares of SLF Inc. are recognized in the period in which they are authorized or approved. Dividends that have been reinvested in additional common shares under the Dividend Reinvestment and Share Purchase Plan (“DRIP”) are also reflected as dividends within retained earnings. Where SLF Inc. has issued common shares from treasury under the DRIP, the additional shares have been reflected in common shares.

Premium and Fee Income Recognition

Gross premiums for all types of insurance contracts excluding segregated fund contracts are generally recognized as revenue when due.

Fee income includes fund management and other asset-based fees, commissions from intermediary activities and fees on service contracts and is recognized when services are rendered.

Share-Based Payments

Stock options of SLF Inc. granted to employees are accounted for as equity-settled share-based payment transactions. The total compensation expense for stock options is computed based on the fair value of the stock option at the date of grant and the estimated number of options expected to vest at the end of the vesting period. The expense is recognized over the vesting period as compensation expense in Operating expenses in the Interim Consolidated Statements of Operations, with an offset to contributed surplus in our Interim Consolidated Statements of Changes in Equity. When options are exercised, new shares are issued, contributed surplus is reversed and the shares issued are credited to common shares in our Interim Consolidated Statements of Changes in Equity.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	39

Other stock-based compensation plans based on the value of SLF Inc.’s shares are accounted for as cash-settled share-based payment transactions. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are recomputed at each reporting period and are measured at the fair value of the award at that reporting date. The liabilities are accrued and expensed on a straight-line basis over the vesting periods. The liabilities are paid in cash at the end of the vesting period.

Share-based payment awards issued by our subsidiary MFS, which are based on their own shares, are accounted for as cash-settled share-based payment awards. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because the subsidiary has a practice of purchasing the issued shares from employees after a specified holding period. The total liabilities for these plans are computed based on the estimated number of awards expected to vest at the end of the vesting period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense. The liabilities are paid in cash when the shares are purchased from the employees.

1.B Changes in Accounting Policies

Future Changes Expected to be Adopted in 2012

In October 2010, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures. The amendments are related to the disclosures regarding transfers of financial assets and will provide transparency in the reporting of these transactions, such as those that involve securitization of financial assets. The amended disclosure requirements will be applicable in 2012 and we are currently evaluating the impact of these amendments on our Consolidated Financial Statements.

In December 2010, the IASB issued amendments to IAS 12 Income Taxes regarding deferred tax and the recovery of underlying assets. The amendments provide an approach for measuring deferred tax liabilities and deferred tax assets when investment properties are measured at fair value. This amendment is effective on January 1, 2012. We are currently evaluating the impact that these amendments will have on our Consolidated Financial Statements.

Future Changes Expected to be Adopted in 2013

In the first nine months of 2011, the IASB issued the following standards and amendments to existing standards that are effective for us for annual periods beginning on or after January 1, 2013: IAS 28 Investments in Associates and Joint Ventures, IAS 27 Consolidated and Separate Financial Statements (2008), IAS 19 Employee Benefits, IAS 1 Presentation of Financial Statements, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities and IFRS 13 Fair Value Measurement. The IASB has issued an exposure draft proposing to defer the effective date of IFRS 9 Financial Instruments to annual periods beginning on or after January 1, 2015. We are currently evaluating the impact that these standards and amendments will have on our Consolidated Financial Statements.

2.    IFRS 1 – First Time Adoption

The Canadian Accounting Standards Board (“AcSB”) requires that Canadian publicly accountable entities prepare their financial statements in accordance with IFRS for fiscal years beginning on or after January 1, 2011. As these financial statements represent our presentation of our results and financial position under IFRS, they were prepared in accordance with IFRS 1, First Time Adoption of International Financial Reporting Standards (“IFRS 1”). IFRS 1 requires retrospective application of all IFRS standards, with certain optional exemptions and mandatory exceptions, which are described further in this Note. The accounting policies described in Note 1 have been applied consistently to all periods presented in our Interim Consolidated Financial Statements with the exception of the optional exemptions elected and the mandatory exceptions required. At the Transition Date, an opening balance sheet was prepared under IFRS.

Our 2010 Annual Consolidated Financial Statements were previously prepared in accordance with Canadian GAAP.

This Note explains the impact of our transition to IFRS and should be read in conjunction with Note 2.B.iv Item 11, Note 2.C and Note 2.D of our first quarter Interim Consolidated Financial Statements ended March 31, 2011, as these sections have not been repeated.

2.A First Time Adoption Optional Exemptions and Mandatory Exceptions to Retrospective Application of IFRS

This section describes the standards for which IFRS was not applied retrospectively as available in IFRS 1.

2.B Reconciliations of Total Equity and Comprehensive Income from Canadian GAAP to IFRS

Quantitative and qualitative explanations are included in this section to explain the differences between Canadian GAAP and IFRS in total equity and comprehensive income.

40	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.A First Time Adoption Optional Exemptions and Mandatory Exceptions to Retrospective Application of IFRS

As previously noted, IFRS 1 requires retrospective application of all IFRS standards with certain optional exemptions and mandatory exceptions. The optional exemptions elected and the mandatory exceptions to retrospective application of IFRS are described below and the quantification of these are discussed in Section B of this Note.

2.A.i Optional Exemptions

1. Cumulative Foreign Currency Translation Differences

Retrospective application of IFRS would require us to determine cumulative foreign currency translation differences in accordance with IAS 21 The Effects of Changes in Foreign Exchange Rates, from the date a subsidiary or equity method investee was formed or acquired. IFRS 1 permits cumulative translation differences to be reset to zero at the Transition Date. We have elected to reset all cumulative foreign currency translation differences in accumulated OCI to zero with an offset to retained earnings as at the Transition Date.

2. Cumulative Unrecognized Actuarial Losses on Employee Benefits

IAS 19 Employee Benefits, requires retrospective application for the recognition of all cumulative actuarial gains and losses on pension plans and other post-retirement benefits. IFRS 1 provides the option to recognize all deferred cumulative unamortized actuarial gains and losses on defined benefit pension plans and other benefits plans under Canadian GAAP in opening equity at the Transition Date and provide disclosures on a prospective basis. We have taken this option, resulting in the cumulative amount of actuarial losses on our defined benefit pension plans and other benefits plans being recognized in retained earnings at the Transition Date.

3. Financial Instruments

IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”) sets out the classification and designation requirements for financial instruments at the date of initial recognition, which is the date the entity becomes a party to the contractual provisions of the financial instrument. However, IFRS 1 allows for revised designation of financial instruments held at the Transition Date as AFS or FVTPL. The revised designations have been done primarily to reduce measurement inconsistencies or accounting mismatch.

4. Business Combinations

The retrospective application of IFRS 3R (Revised) Business Combinations (January 2008) (“IFRS 3R”), would require the restatement of all business combinations that occurred prior to the Transition Date. IFRS 1 provides an option not to apply IFRS 3R retrospectively to acquisitions that occurred before the Transition Date and we have elected this optional exemption. Therefore, no adjustments were required to retained earnings or other balances as a result of the adoption of IFRS 3R. As we have elected not to apply IFRS 3R retrospectively, we will apply the accounting requirements in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”), for transactions with non-controlling interests prospectively from the Transition Date.

5. Share-Based Payments

Under IFRS, a first-time adopter is encouraged but not required to apply IFRS 2 Share-based payment, to liabilities arising from share-based payment transactions that were settled before the Transition Date. We have taken this exemption and have not applied IFRS 2 Share-based payment to liabilities settled prior to the Transition Date.

6. Borrowing Costs

IAS 23 Borrowing Costs, requires that borrowing costs directly attributable to the acquisition, construction or production of an asset be capitalized using the weighted average of applicable borrowing costs. We have elected to apply this standard prospectively from the Transition Date.

2.A.ii Mandatory Exceptions

1. Hedging Relationships

Hedge accounting can only be applied from the Transition Date to hedging relationships that satisfy the hedge accounting criteria in IAS 39 at that date. As at the Transition Date, we reclassified amounts from accumulated OCI to retained earnings relating to hedging relationships under Canadian GAAP that are no longer designated as a hedging relationship under IFRS.

2. Estimates

Estimates made in accordance with IFRS at the Transition Date are consistent with estimates we previously made under Canadian GAAP.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	41

2.B Reconciliations of Total Equity and Comprehensive Income from Canadian GAAP to IFRS

2.B.i Reconciliation of Total Equity and Comprehensive Income

The following tables reconcile our total equity as previously reported under Canadian GAAP to the amounts reported under IFRS as at the Transition Date, September 30, 2010 and December 31, 2010. Certain adjustments did not impact our total equity but resulted in reclassifications between amounts in OCI, retained earnings and contributed surplus. A separate reconciliation is provided for the amounts reclassified between OCI, retained earnings and contributed surplus as at the Transition Date. Explanations for each of the adjustments to equity are included in section 2.B.iv that follows the reconciliations.

As at	Item	January 1, 2010	September 30, 2010	December 31, 2010
Total equity as reported under Canadian GAAP		$17,337	$18,422	$18,359
Adjustments to total equity under IFRS:
Reclassification of non-controlling interests	1	24	20	24
Consolidation:
Consolidation of special purpose entities	2	33	27	19
Reversal of dilution gains	3	–	(32)	(36)
Asset and contract remeasurements:
Property and equipment at cost less accumulated depreciation	4	(180)	(188)	(183)
Investment properties adjustment to fair value	5	71	10	2
Deferred net realized gains on real estate reversed	6	225	225	219
Limited partnerships and private equities to fair value	7	44	41	37
Private debt reclassification to loans and receivables	8	(613)	(727)	(532)
Investment contract liabilities remeasurement	9	(61)	(90)	(74)
Insurance contract liabilities remeasurement	10	369	531	368
IFRS exemptions and other:
Impairment of goodwill	11	(1,833)	(1,807)	(1,771)
Share-based payments	12	(129)	(209)	(241)
Cumulative unrecognized actuarial losses on employee benefits	13	(450)	(441)	(434)
Income taxes	14	304	324	314
Total adjustments to equity under IFRS		$(2,196)	$(2,316)	$(2,288)
Total equity as reported under IFRS		$15,141	$16,106	$16,071

2.B.ii Reclassifications Between Components of Total Equity

The following table shows the reclassifications between OCI, retained earnings and capital and contributed surplus (includes preferred shares, common shares and contributed surplus). There were no adjustments to preferred shares or common shares.

As at January 1, 2010	Item	Capital and contributed surplus	Retained earnings	Accumulated OCI	Total
Equity reported under Canadian GAAP		$9,000	$10,882	$(2,545)	$17,337
Reclassifications between components of equity:
Reset cumulative foreign currency translation differences(1)	15	–	(2,637)	2,637	–
Derivatives and hedge accounting	16	–	(40)	40	–
Share-based payments	12	(52)	52	–	–
Total reclassifications between components of equity		$(52)	$(2,625)	$2,677	$–
Equity before IFRS adjustments		$8,948	$8,257	$132	$17,337

(1)	This adjustment is net of tax of $90.

42	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

2.B.iii Reconciliation of Comprehensive Income

The following table reconciles total net income and total comprehensive income as reported under Canadian GAAP to the amounts reported under IFRS for the periods presented. In addition to the items included in the reconciliation that follows, certain amounts in our Interim Consolidated Statements of Operations have been presented differently under IFRS as compared to Canadian GAAP, without impacting total net income or total comprehensive income. Most of the income items that are presented differently under IFRS are due to their presentation under our IFRS Consolidated Balance Sheet.

	Item	For the three months ended September 30, 2010	For the nine months ended September 30, 2010	For the year ended December 31, 2010
Total net income as reported under Canadian GAAP		$479	$1,148	$1,685
Reclassification of non-controlling interests	1	7	17	23
		$486	$1,165	$1,708

Adjustments to total net income (loss):
Consolidation:
Consolidation of special purpose entities	2	$(4)	$(3)	(8)
Reversal of dilution gains	3	(1)	(27)	(29)
Asset and contract remeasurements:
Property and equipment at cost less accumulated depreciation	4	(3)	(11)	(6)
Investment properties adjustment to fair value	5	(17)	(68)	(90)
Deferred net realized gains on real estate reversed	6	(4)	4	1
Limited partnerships and private equities to fair value	7	2	7	4
Private debt reclassification to loans and receivables	8	(166)	(115)	67
Investment contract liabilities remeasurement	9	(38)	(31)	(17)
Insurance contract liabilities remeasurement	10	173	164	10
Derivatives and hedge accounting	16	42	(23)	24
IFRS exemptions and other:
Share-based payments	12	(41)	(97)	(132)
Cumulative unrecognized actuarial losses on employee benefits	13	2	4	6
Foreign currency translation differences	17	(10)	(6)	(38)
Income taxes	14	25	20	18
Total adjustments to total net income (loss)		$(40)	$(182)	$(190)
Total net income (loss) as reported under IFRS		$446	$983	$1,518
Total other comprehensive income (loss) as reported under Canadian GAAP		$27	$120	$(330)
Adjustments to other comprehensive income (loss):
Foreign currency translation differences	17	46	25	100
Derivatives and hedge accounting	16	(37)	36	(6)
Limited partnerships and private equities to fair value	7	(5)	(11)	(10)
Private debt reclassification to loans and receivables	8	(5)	(2)	3
Consolidation of special purpose entities	2	(2)	(1)	1
Owner-occupied property transferred to investment properties	18	–	–	8
Assets redesignated from HFT to AFS	20	2	4	–
Income taxes	14	5	5	(4)
Total adjustments to other comprehensive income (loss)		$4	$56	$92
Total other comprehensive income (loss) as reported under IFRS		$31	$176	$(238)
Total comprehensive income as reported under Canadian GAAP		$513	$1,285	$1,378
Total comprehensive income as reported under IFRS		$477	$1,159	$1,280
Basic EPS – Canadian GAAP	19	$0.80	$1.90	$2.79
Basic EPS – IFRS	19	$0.73	$1.59	$2.48

Diluted EPS – Canadian GAAP	19	$0.79	$1.88	$2.76
Diluted EPS – IFRS	19	$0.70	$1.55	$2.39

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	43

2.B.iv Analysis of Adjustments to Equity and Comprehensive Income Due to the Adoption of IFRS

The following sections describe the adjustments to equity and comprehensive income shown in the preceding tables in further detail. Adjustments to equity in periods subsequent to the Transition Date may change due to fluctuations in the foreign exchange rates for each reporting period.

1. Reclassification of Non-Controlling Interests

Under Canadian GAAP, non-controlling interests were presented separately from total equity in our Consolidated Balance Sheets. In accordance with IAS 27, non-controlling interests are presented as part of equity, separate from the parent company shareholders’ equity, resulting in an adjustment to total equity on the Transition Date. As a result, income attributable to non-controlling interests is included in total net income under IFRS.

2. Consolidation of Special Purpose Entities

Under IFRS, we are required to consolidate SPEs where we have control, based on the substance of the relationship between the Company and the SPE which differs from the models used under Canadian GAAP.

As a result, we have consolidated the assets and liabilities of certain securitized structures that meet the definition of an SPE under our control, and have reversed the retained interest recorded at fair value under Canadian GAAP. Certain assets within these SPEs are measured at amortized cost resulting in a measurement difference and an adjustment to equity on the Transition Date. Subsequent to the Transition Date, the income earned and expenses paid by these consolidated entities compared to the income and market value changes on the retained interests that are eliminated result in a difference in total net income between IFRS and Canadian GAAP.

In addition, Sun Life Capital Trust vehicles used for the issuance of innovative capital instruments, Sun Life ExchangEable Capital Securities (“SLEECS”), which did not previously require consolidation under Canadian GAAP also meet these requirements and are consolidated under IFRS.

3. Reversal of Dilution Gains

Under IFRS, transactions with minority shareholders that do not result in a change in control are required to be recorded in equity. Under Canadian GAAP these transactions were recorded as step acquisitions or disposals resulting in the recording of goodwill or a gain or loss in income. This adjustment reflects the reversal of these balances to equity in the reporting periods in 2010.

4. Property and Equipment at Cost Less Accumulated Depreciation

Owner-occupied properties are classified as property and equipment under IAS 16 Property, Plant and Equipment, and accounted for at cost less accumulated depreciation and accumulated impairment loss. Under Canadian GAAP, owner-occupied properties were recorded as part of Real estate in the Consolidated Balance Sheets. IFRS 1 allows us to elect fair value as deemed cost on the Transition Date for property and equipment. We have not elected this option and property and equipment, including owner-occupied properties, have been measured at cost less accumulated depreciation on the Transition Date. The adjustment to opening equity on the Transition Date reflects the measurement change of being recorded at cost less accumulated depreciation under IFRS from the value using the moving average market method (“MAMM”) under Canadian GAAP. While both IFRS and Canadian GAAP total net income include rental income from third parties on these properties they differ as a result of the difference between the reversal for MAMM under Canadian GAAP and the recording of the depreciation expense to that recorded under IFRS.

5. Investment Properties Adjustment to Fair Value

Properties that meet the definition of investment properties under IAS 40 Investment Properties, have been reclassified from Real estate under Canadian GAAP, which were measured using MAMM, to Investment properties which are measured at fair value under IFRS. The adjustment to opening equity on the Transition Date related to investment properties reflects this measurement difference. For those investments backing insurance contract liabilities, an adjustment is recorded in insurance contract liabilities that offsets a significant portion of this asset measurement change. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities. In periods subsequent to the Transition Date the difference between measurement methods results in a difference in total net income between Canadian GAAP and IFRS.

6. Deferred Net Realized Gains on Real Estate Reversed

Under Canadian GAAP, net realized gains on our real estate portfolio were deferred and amortized into income. On the Transition Date, these deferred net realized gains were recorded to retained earnings as IAS 40 Investment Properties, and IAS 16 Property, Plant and Equipment, require recognition of all gains and losses on these properties in income on realization. In periods subsequent to the Transition Date, adjustments are recognized in total net income for the difference between the amortization of the deferred gains recorded in income in Canadian GAAP and the gains realized on sales of properties that occurred subsequent to the Transition Date that were recognized in income immediately under IFRS. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities.

7. Limited Partnerships and Private Equities to Fair Value

In accordance with IAS 39, investments held by us that are not quoted in an active market must be measured at fair value when fair value is reliably measureable, while Canadian GAAP required these be recorded at cost. The difference in the measurement of these assets has been recorded to opening equity. For those investments backing insurance contract liabilities, an adjustment was recorded in insurance contract liabilities that offsets a significant portion of the asset measurement change. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities. The difference in measurement from cost to fair value at each reporting period is recorded in OCI, resulting in a difference from Canadian GAAP.

44	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. Private Debt Reclassification to Loans and Receivables

In accordance with IAS 39, certain financial instruments that were previously classified as HFT or AFS measured at fair value do not meet the criteria for this classification under IFRS. Therefore, they are reclassified to loans and receivables, have been recorded in Mortgages and loans in the Interim Consolidated Balance Sheets and are measured at amortized cost. The difference in the measurement of these assets has been recorded to opening equity. For those investments supporting insurance contract liabilities, an adjustment is recorded in insurance contract liabilities that offsets a significant portion of this asset measurement change. For further details, see Item 10 in this section of this Note which includes additional information regarding the impact on insurance contract liabilities. There is also a difference in OCI for the reversal of fair value adjustments of assets previously classified as AFS assets under Canadian GAAP which are now measured at amortized cost. In reporting periods subsequent to the Transition Date, the difference between measurement methods results in a difference in total net income between Canadian GAAP and IFRS.

9. Investment Contract Liabilities Remeasurement

In accordance with IAS 39, investment contracts are measured at fair value or amortized cost. The adjustment to equity at the Transition Date reflects the difference between fair value or amortized cost of the investment contract and the amount previously reported as an actuarial liability under Canadian GAAP. Assets supporting these investment contract liabilities have been redesignated to ensure any accounting mismatch in measurement between assets and liabilities is minimized. The difference in measurement between Canadian GAAP and IFRS at each reporting period subsequent to the Transition Date is recorded in total net income.

10. Insurance Contract Liabilities Remeasurement

Under Canadian accepted actuarial practice, the value of insurance contract liabilities is determined by reference to the carrying value of the assets supporting those liabilities. As a result of the measurement differences recorded on assets supporting insurance contract liabilities, adjustments were recorded to equity to reflect the corresponding change in measurement to insurance contract liabilities as at the Transition Date. Therefore, for assets supporting insurance contract liabilities, the impact to equity from asset measurement differences under IFRS from Canadian GAAP is significantly offset by the associated adjustment to insurance contract liabilities.

Adjustments to insurance contract liabilities were made for asset remeasurements discussed in items 5, 6, 7 and 8 in this section of this Note.

11. Impairment of Goodwill

Impairment testing of goodwill is required to be performed at the CGU level under IFRS, which is a more granular level, compared to the reporting unit level under Canadian GAAP. Further details are included in Note 2.B.iv item 11 in our first quarter Interim Consolidated Financial Statements ended March 31, 2011.

12. Share-Based Payments

Share-based payment awards issued by our subsidiary MFS, which are based on their own shares, are accounted for as cash-settled share-based payment awards under IFRS 2 Share-based payment, rather than as equity-settled awards as under Canadian GAAP. The vested and unvested awards, as well as the shares that have been issued under these plans, are recognized as liabilities because the subsidiary has a practice of purchasing the issued shares from employees after a specified holding period. The liabilities are accrued over the vesting period and are measured at fair value at each reporting period with the change in fair value recognized as compensation expense. Under Canadian GAAP, the period over which the employees held the shares prior to MFS purchasing their shares was sufficient for the awards to be accounted for as equity-settled share-based payment awards. This resulted in recognition of compensation expense that was based on the fair value at the date of grant and non-controlling interests when shares were issued under the plans.

On the Transition Date, the difference between the liability recorded under IFRS and the amount that had been recognized as non-controlling interest under Canadian GAAP was recognized as an adjustment to opening equity. In addition, amounts accumulated in contributed surplus relating to the unvested portion of these awards under Canadian GAAP were reclassified to retained earnings on the Transition Date. IFRS also requires that forfeitures be estimated when recording compensation expense. Canadian GAAP allowed the effect of forfeitures to be recognized in the period when the forfeiture occurred. This difference also resulted in an adjustment that was recognized in opening retained earnings at the Transition Date.

In the periods subsequent to the Transition Date, adjustments were made to total net income due to the difference in the compensation expense recorded under IFRS and the amounts recorded under Canadian GAAP.

13. Cumulative Unrecognized Actuarial Losses on Employee Benefits

IFRS 1 provides the option to recognize all cumulative actuarial gains and losses on pension plans and other post-retirement benefits deferred under Canadian GAAP in opening retained earnings at the Transition Date. The cumulative amount of actuarial losses recorded in other assets on our defined benefit pension plans and other benefits plans has been recognized in retained earnings as at the Transition Date. The total net income in periods subsequent to the Transition Date has been adjusted under IFRS to reverse the amortization of these losses under Canadian GAAP.

14. Income Taxes

The adjustment to total equity at the Transition Date reflects the total tax recovery on all the adjustments from Canadian GAAP to IFRS other than those adjustments that are not considered a temporary difference. The adjustment to total net income in subsequent periods in 2010 is the deferred tax expense recorded under IFRS which reduces the tax recovery recorded at the Transition Date.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	45

15. Reset Cumulative Foreign Currency Translation Differences

As described in Section A of this Note, IFRS 1 permits cumulative foreign currency translation differences to be reset to zero at the Transition Date. We have elected to reset all cumulative translation differences in accumulated OCI to zero with an offset to retained earnings as at the Transition Date.

16. Derivative and Hedge Accounting

As described in Section A of this Note, all hedging relationships that qualify for hedge accounting under IFRS have been documented on the Transition Date. As at the Transition Date, we reclassified amounts between accumulated OCI and retained earnings relating to hedging relationships under Canadian GAAP that did not qualify for hedge accounting under IFRS.

Subsequent to the Transition Date, total net income and OCI differ between Canadian GAAP and IFRS due to hedges that did not qualify for hedge accounting under IFRS as well as interest income or expense from derivatives designated as net investment hedges which is recorded directly to income under IFRS.

17. Foreign Currency Translation Differences

Foreign currency translation amounts recorded in our Interim Consolidated Financial Statements differ under IFRS when compared to Canadian GAAP as a result of the following accounting policy differences.

As a result of different carrying amounts between Canadian GAAP and IFRS, the foreign currency translation differences when translating foreign operations to our functional currency differs.

Under IFRS, cumulative foreign currency translation differences are recorded in income upon disposal of a foreign operation, which includes loss of control, significant influence or joint control over a foreign operation. Canadian GAAP recognized foreign currency translation differences in income when there is a reduction in our net investment in a self-sustaining foreign operation resulting from a capital transaction, dilution or sale of all or part of the foreign operation.

In 2010, we sold our life retrocession business, which constituted the disposition of a foreign operation under IFRS, as we no longer control this business, and therefore, recorded the related cumulative foreign currency translation differences of $33 in income. Under Canadian GAAP, we did not recognize foreign currency translation differences in income as there was no reduction of net investment or repatriation of capital as at December 31, 2010. As a result, we recognized an after-tax loss in income of $32 on this transaction under IFRS instead of the $1 after-tax gain recognized under Canadian GAAP.

In addition, IAS 21 The Effects of Changes in Foreign Exchange Rates, requires that foreign currency gains and losses on AFS debt securities held in a currency other than the subsidiary’s functional currency be recorded in our Interim Consolidated Statements of Operations.

18. Owner-Occupied Property Transferred to Investment Properties

In the fourth quarter of 2010, there was a change in the use of a property that resulted in an owner-occupied property measured at cost less accumulated depreciation being transferred to investment properties measured at fair value under IFRS. As a result, the increase in value was required to be recorded in the Interim Consolidated Statements of Comprehensive Income (Loss). There is no distinction between owner-occupied and investment property under Canadian GAAP.

19. Diluted Earnings Per Share

The diluted earnings (loss) per share (“EPS”) under IFRS excludes the impact of stock-based compensation equity awards of a subsidiary that are accounted for as liabilities under IFRS. Adjustments made to common shareholders’ net income due to the potential reduction that would result from the vesting and exercise of these awards under Canadian GAAP did not impact the diluted EPS of SLF Inc. under IFRS. In addition, the potential conversion of certain instruments described further in Note 4, are included in the calculation of diluted EPS under IFRS. When these instruments are converted to preferred shares of Sun Life Assurance, we have the option to settle the preferred shares with cash or common shares of SLF Inc. Under IFRS, diluted EPS must be based on the presumption that these securities will be settled by the issuance of common shares while under Canadian GAAP these potential common shares could be excluded from the calculation of diluted EPS since our past experience or policy provided a reasonable basis that these securities would be settled in cash rather than shares.

20. Assets Redesignated from Held-for-Trading to Available-for-Sale

Certain assets that were previously designated as HFT under Canadian GAAP have been designated as AFS, as they support investment contracts measured at amortized cost under IFRS. The fair value adjustment previously recorded in income under Canadian GAAP is recorded in OCI under IFRS.

46	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

3.    Dispositions

On December 31, 2010, we sold our life retrocession business to Berkshire Hathaway Life Co. of Nebraska. The impact of this sale on our fourth quarter 2010 income is described in Note 2.B.iv.17.

4.    Earnings (Loss) Per Share

Basic EPS is calculated by dividing the common shareholders’ net income by the weighted average number of common shares issued and outstanding. Diluted EPS is calculated by adjusting common shareholders’ net income and the weighted average number of shares for the effects of all dilutive potential common shares under the assumption that convertible instruments are converted and that outstanding options are exercised.

Details of the calculation of the net income (loss) and the weighted average number of shares used in the EPS computations are as follows:

	For the three months ended		For the nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Common shareholders’ net income (loss) for basic earnings per share	$ (621)	$ 416	$ 225	$ 902
Add: Increase due to convertible instruments(1)	–	14	–	41
Common shareholders’ net income (loss) on a diluted basis	$ (621)	$ 430	$ 225	$ 943
Weighted average number of shares outstanding for basic earnings per share (in millions)	580	569	578	567
Add: dilutive impact of stock options(2) (in millions)	–	1	1	2
Add: dilutive impact of convertible instruments(1) (in millions)	–	40	–	41
Weighted average number of shares outstanding on a diluted basis (in millions)	580	610	579	610
Basic earnings (loss) per share	$ (1.07)	$ 0.73	$ 0.39	$ 1.59
Diluted earnings (loss) per share	$ (1.07)	$ 0.70	$ 0.39	$ 1.55

(1)

Innovative capital instruments, SLEECS, have been issued through Sun Life Capital Trust. Holders of $950 SLEECS A and $200 SLEECS B may exchange, at any time, all or part of their holdings of SLEECS A or SLEECS B at a price for each $1,000 principal amount of SLEECS to 40 non-cumulative perpetual preferred shares of Sun Life Assurance. Any non-cumulative perpetual preferred shares issued in respect of an exchange by the holders of SLEECS A or SLEECS B will become convertible, at the option of the holder, into a variable number of common shares of SLF Inc. on distribution dates on or after June 30, 2012 in respect of the SLEECS A and on distribution dates on or after December 31, 2032 in respect of the SLEECS B. For the purposes of diluted EPS, it is assumed that the conversion to SLF Inc. common shares has occurred. Common shareholders’ net income is increased by the after-tax interest on the SLEECS A and B, while the weighted average common shares are increased by the number of SLF Inc. common shares that would be issued at conversion. For the three and nine months ended September 30, 2011, the impact of the conversion of innovative capital instruments was excluded from the calculation of dilutive earnings per share since the effect of conversion is anti-dilutive.

(2)

Diluted EPS assumes the exercise of all dilutive stock options of SLF Inc. It is assumed that the proceeds from the exercise of the options were received from the issuance of common shares of SLF Inc. at the average market price of common shares during the period. The difference between the number of shares issued for the exercise of the dilutive options and the number of shares that would have been issued at the average market price of the common shares during the period is adjusted to the weighted average number of shares for purposes of calculating diluted EPS. The number of stock options that have not been included in the weighted average number of common shares used in the calculation of diluted EPS because these stock options were anti-dilutive for the periods presented, amounted to 10 million for the three months and 9 million for the nine months ended September 30, 2011 (10 million and 8 million for the three months and nine months ended September 30, 2010 respectively). For the three months ended September 30, 2011, an adjustment of 1 million common shares related to the dilutive impact of stock options was excluded from the calculation of diluted earnings per share since their effect is anti-dilutive when a loss is reported.

On September 29, 2011, the Company announced the purchase of the minority shares of McLean Budden Limited as described further in Note 14. The minority shareholders could elect to receive some of their proceeds in common shares of SLF Inc. and these elections were made on October 24, 2011. If the agreement date of September 26, 2011 were the closing date of the transaction, approximately 1.5 million common shares would have been issued. The potential issuance of these shares did not have a material impact on the diluted earnings per share for the three months and nine months ended September 30, 2011. The actual number of SLF Inc. common shares issued will be determined at the date of closing.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	47

5.    Segmented Information

We have five reportable segments: Sun Life Financial Canada (“SLF Canada”), Sun Life Financial United States (“SLF U.S.”), MFS, Sun Life Financial Asia (“SLF Asia”) and Corporate. These reportable segments operate in the financial services industry and reflect our management structure and internal financial reporting. Corporate includes the results of our United Kingdom (“U.K.”) business unit, our Corporate Support operations, which includes life retrocession and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to our other business groups.

Revenues from our reportable segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from Corporate investments and earnings on capital.

Transactions between segments are executed and priced on an arm’s-length basis in a manner similar to transactions with third parties. These transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Inter-segment revenue for the three months and nine months ended September 30, 2011 consists of net interest of $27 and $82 ($30 and $92, respectively, in 2010), and fee income of $19 and $58 ($17 and $49, respectively, in 2010).

Results by segment for the three months ended	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
September 30, 2011
Gross premiums:
Annuities	$649	$235	$–	$–	$52	$–	$936
Life insurance	791	433	–	171	32	–	1,427
Health insurance	833	368	–	2	2	–	1,205
Total gross premiums	2,273	1,036	–	173	86	–	3,568
Less: Ceded premiums	1,116	93	–	18	6	–	1,233
Net investment income (loss)	1,713	1,987	(4)	202	493	(27)	4,364
Fee income	189	190	381	29	37	(19)	807
Total revenue	$3,059	$3,120	$377	$386	$610	$(46)	$7,506
Total benefits and expenses	$3,134	$3,840	$277	$351	$714	$(46)	$8,270
Income tax expenses (benefit)	$(33)	$(152)	$37	$9	$(30)	$–	$(169)
Total net income (loss)	$(42)	$(568)	$63	$26	$(74)	$–	$(595)
September 30, 2010
Gross premiums:
Annuities	$271	$426	$–	$–	$54	$–	$751
Life insurance	774	699	–	210	166	–	1,849
Health insurance	791	377	–	1	2	–	1,171
Total gross premiums	1,836	1,502	–	211	222	–	3,771
Less: Ceded premiums	229	95	–	5	11	–	340
Net investment income (loss)	1,722	887	2	386	497	(30)	3,464
Fee income	187	166	366	27	47	(17)	776
Total revenue	$3,516	$2,460	$368	$619	$755	$(47)	$7,671
Total benefits and expenses	$3,202	$2,365	$309	$575	$705	$(47)	$7,109
Income tax expenses (benefit)	$26	$77	$28	$8	$(23)	$–	$116
Total net income (loss)	$288	$18	$31	$36	$73	$–	$446

48	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Results by segment for the nine months ended	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
September 30, 2011
Gross premiums:
Annuities	$1,351	$997	$–	$–	$161	$–	$2,509
Life insurance	2,392	1,596	–	485	96	–	4,569
Health insurance	2,526	1,118	–	8	7	–	3,659
Total gross premiums	6,269	3,711	–	493	264	–	10,737
Less: Ceded premiums	3,396	272	–	42	18	–	3,728
Net Investment income (loss)	3,289	3,018	1	449	712	(82)	7,387
Fee income	600	560	1,165	88	115	(58)	2,470
Total revenue	$6,762	$7,017	$1,166	$988	$1,073	$(140)	$16,866
Total benefits and expenses	$6,303	$7,373	$920	$864	$1,282	$(140)	$16,602
Income tax expenses (benefit)	$18	$(80)	$106	$24	$(116)	$–	$(48)
Total net income (loss)	$441	$(276)	$140	$100	$(93)	$–	$312
September 30, 2010
Gross premiums:
Annuities	$895	$1,295	$–	$–	$172	$–	$2,362
Life insurance	2,350	1,977	–	567	495	–	5,389
Health insurance	2,376	1,124	–	6	8	–	3,514
Total gross premiums	5,621	4,396	–	573	675	–	11,265
Less: Ceded premiums	712	273	–	15	38	–	1,038
Net investment income (loss)	3,370	2,879	4	706	1,183	(92)	8,050
Fee income	567	475	1,058	78	124	(49)	2,253
Total revenue	$8,846	$7,477	$1,062	$1,342	$1,944	$(141)	$20,530
Total benefits and expenses	$8,160	$7,436	$891	$1,256	$1,827	$(141)	$19,429
Income tax expenses (benefit)	$98	$28	$77	$22	$(107)	$–	$118
Total net income (loss)	$588	$13	$94	$64	$224	$–	$983

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	49

Assets and liabilities by segment as at	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	Consolidation adjustments	Total
September 30, 2011
Total general fund assets	$63,049	$46,043	$1,125	$7,927	$12,552	$(283)	$130,413
Investments for account of segregated fund holders	$44,786	$29,507	$–	$1,153	$9,835	$–	$85,281
Total general fund liabilities	$56,373	$40,896	$850	$6,194	$9,873	$(283)	$113,903
December 31, 2010
Total general fund assets	$59,922	$41,791	$997	$7,164	$12,661	$(234)	$122,301
Investments for account of segregated fund holders	$47,171	$28,830	$–	$1,181	$10,764	$–	$87,946
Total general fund liabilities	$53,465	$36,477	$735	$5,538	$10,249	$(234)	$106,230
January 1, 2010
Total general fund assets	$55,928	$43,502	$840	$6,447	$16,342	$(1,305)	$121,754
Investments for account of segregated fund holders	$41,426	$26,848	$–	$1,034	$11,240	$–	$80,548
Total general fund liabilities	$50,106	$39,792	$501	$4,912	$12,607	$(1,305)	$106,613

6.    Capital Management

6.A Capital and Capital Transactions

Our capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. We strive to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdiction in which each operates. We manage the capital for all of our subsidiaries in a manner commensurate with their individual risk profiles. Further details on our capital and how it is managed are included in Note 10 of our 2010 Annual Consolidated Financial Statements.

Sun Life Assurance’s Minimum Continuing Capital and Surplus Requirements (“MCCSR”) ratio as at September 30, 2011, was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), our principal operating subsidiary in the United States, was above the minimum level as at September 30, 2011. In addition, other foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdiction in which they operate maintained capital levels above minimum local requirements as at September 30, 2011.

Sun Life Assurance is subject to the MCCSR capital rules of OSFI. Under OSFI’s IFRS transition guidance, companies can elect to phase in the impact of the conversion to IFRS on adjusted Tier 1 available capital over eight quarters ending in the fourth quarter of 2012. Sun Life Assurance has made this election and will be phasing in a reduction of approximately $300 to its adjusted Tier 1 capital over this period, largely related to the recognition of deferred actuarial losses on defined benefit pension plans.

Our capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities.

6.B Significant Capital Transactions

6.B.i Senior Debentures

On August 23, 2011, SLF Inc. issued $300 principal amount of Series E Senior Unsecured 4.57% debentures. These debentures bear interest at a fixed rate of 4.57% per annum payable semi-annually, until maturity on August 23, 2021. Prior to their maturity, SLF Inc. may redeem these debentures, in whole or in part, at the greater of par and the Canada Yield Price. These debentures are direct senior unsecured obligations of SLF Inc. and rank equally with all other unsecured and unsubordinated indebtedness of SLF Inc.

50	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

On July 11, 2011, SLF Inc. redeemed all the outstanding $300 principal amount of Series C Senior Unsecured 5.00% Fixed/Floating Debentures, due in 2031, at a redemption price equal to the principal amount together with accrued and unpaid interest.

6.B.ii Preferred Shares

On August 12, 2011, SLF Inc. issued $200 of Class A Non-Cumulative Rate Reset Preferred Shares Series 10R (the “Series 10R Shares”) at a price of $25.00 per share. Holders are entitled to receive fixed non-cumulative quarterly dividends of $0.244 per share, yielding 3.90% annually, until September 30, 2016. On September 30, 2016, and every five years thereafter, the annual dividend rate will reset to an annual rate equal to the 5-year Government of Canada bond yield plus 2.17%. Holders of the Series 10R Shares will have the right, at their option, to convert their Series 10R Shares into Class A Non-Cumulative Floating Rate Preferred Shares Series 11QR (the “Series 11QR Shares”) on September 30, 2016 and on September 30 every five years thereafter. Holders of Series 11QR Shares will be entitled to receive fixed non-cumulative quarterly dividends at an annual rate equal to the then 3-month Government of Canada Treasury bill yield plus 2.17%. Subject to regulatory approval, on September 30, 2016 and on September 30 every five years thereafter, SLF Inc. may redeem these shares in whole or in part, at par. These shares qualify as capital for Canadian regulatory purposes. Issuance costs of $5 (net of taxes of $1) were deducted from the Series 10R Shares in our Interim Consolidated Statements of Equity.

6.B.iii Dividend Reinvestment and Share Purchase Plan

In the first three quarters of 2011, under the DRIP, SLF Inc. issued approximately 6.8 million common shares from treasury at a discount of 2% to the average market price, as determined in accordance with the DRIP, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

7.    Financial Investments and Related Net Investment Income

7.A Cash, Cash Equivalents and Short-Term Securities

Cash, cash equivalents and short-term securities presented in our Interim Consolidated Balance Sheets and Net cash, cash equivalents and short-term securities presented in our Interim Consolidated Statements of Cash Flows consist of the following:

As at	September 30, 2011	December 31, 2010	January 1, 2010
Cash	$912	$880	$1,291
Cash equivalents	4,133	2,729	4,673
Short-term securities	3,803	4,853	5,970
Cash, cash equivalents and short-term securities	8,848	8,462	11,934
Less: Bank overdraft, recorded in Other liabilities	58	208	39
Net cash, cash equivalents and short-term securities	$8,790	$8,254	$11,895

7.B Asset Classifications

The carrying values of our debt securities, equity securities and other invested assets presented in our Interim Consolidated Balance Sheets consist of the following:

As at	Fair value through profit or loss	Available-for- sale	Other(1)	Total
September 30, 2011
Debt securities	$51,683	$12,349	$–	$64,032
Equity securities	$3,644	$814	$–	$4,458
Other invested assets	$817	$173	$291	$1,281

December 31, 2010
Debt securities	$47,982	$10,631	$–	$58,613
Equity securities	$4,449	$782	$–	$5,231
Other invested assets	$749	$161	$275	$1,185

January 1, 2010
Debt securities	$44,384	$9,531	$–	$53,915
Equity securities	$4,359	$610	$–	$4,969
Other invested assets	$726	$181	$219	$1,126

(1)	Other consists of investments accounted for using the equity method of accounting.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	51

7.C Change in Fair Value Through Profit or Loss Assets and Liabilities

Change in fair value through profit or loss assets and liabilities recorded in our Interim Consolidated Statements of Operations consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Debt securities	$2,040	$1,715	$2,285	$3,567
Equity securities	(424)	313	(409)	223
Other invested assets	(20)	31	(9)	36
Investment properties	46	(16)	283	(42)
Cash, cash equivalents and short-term securities	4	1	6	1
Derivative investments	1,181	200	1,244	426
Other liabilities	–	1	–	(6)
Total change in fair value through profit or loss assets and liabilities	$2,827	$2,245	$3,400	$4,205

7.D Impairment of Available-for-Sale or Fair Value Through Profit or Loss Assets

7.D.i Impairment of Available-for-Sale Assets

We wrote down $10 and $11 of AFS assets recorded at fair value during the three and nine months ended September 30, 2011 ($Nil and $24 during the three and nine months, respectively, ended September 30, 2010).

7.D.ii Impairment of Fair Value Through Profit or Loss Assets

We generally maintain distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of insurance contract liabilities, when there is an effective matching of assets and liabilities. When assets are designated or classified as FVTPL, the change in fair value arising from impairment is not required to be separately disclosed under IFRS. The reduction in fair values of FVTPL assets attributable to impairment results in an increase in Insurance contract liabilities charged through our Interim Consolidated Statements of Operations for the period.

7.E Derivative Financial Instruments and Hedging Activities

The following tables present the notional amounts and fair values of Derivative assets and Derivative liabilities categorized by derivatives designated as hedges for accounting purposes and those not designated as hedges.

	September 30, 2011 Total notional amount	December 31, 2010 Total notional amount	January 1, 2010 Total notional amount
Derivative investments(1)	$43,082	$39,743	$43,692
Fair value hedges	1,035	811	592
Cash flow hedges	105	96	92
Net investment hedges	1,850	3,164	3,193
Total	$46,072	$43,814	$47,569

	September 30, 2011 Fair value		December 31, 2010 Fair value		January 1, 2010 Fair value
	Positive	Negative	Positive	Negative	Positive	Negative
Derivative investments(1)	$2,357	$(1,121)	$1,114	$(615)	$985	$(1,200)
Fair value hedges	–	(232)	3	(58)	1	(25)
Cash flow hedges	13	(13)	20	(11)	19	(24)
Net investment hedges	90	(23)	511	(34)	450	(45)
Total	$2,460	$(1,389)	$1,648	$(718)	$1,455	$(1,294)

(1)	Derivative investments are derivatives that have not been designated as hedges for accounting purposes.

52	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8.    Financial Instrument Risk Management

Our risk management policies and procedures for managing risks related to financial instruments can be found in Note 6 of the 2010 Annual Consolidated Financial Statements.

Our financial instrument risk management policies and procedures are described in our Management’s Discussion and Analysis (“MD&A”). The shaded text and tables in the Risk Management section of the MD&A represents our disclosures on market risks in accordance with IFRS 7 Financial Instruments: Disclosures, and include discussions on how we measure our risk and our objectives, policies and methodologies for managing these risks. Therefore, the shaded text and tables represent an integral part of these Interim Consolidated Financial Statements.

9.    Insurance Contract Liabilities and Investment Contract Liabilities

9.A Insurance Contract Liabilities

9.A.i Changes in Insurance Contract Liabilities and Reinsurance Assets

Changes in Insurance contract liabilities and Reinsurance assets for the period are as follows:

	For the three months ended September 30, 2011			For the nine months ended September 30, 2011
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$82,344	$3,631	$78,713	$82,729	$3,652	$79,077
Change in balances on in-force policies	3,941	231	3,710	3,527	179	3,348
Balances arising from new policies	728	34	694	1,975	102	1,873
Method and assumption changes	(380)	(896)	516	(376)	(859)	483
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	4,289	(631)	4,920	5,126	(578)	5,704
Balances before the following:	86,633	3,000	83,633	87,855	3,074	84,781
Other(1)	–	–	–	(117)	–	(117)
Foreign exchange rate movements	3,333	166	3,167	2,228	92	2,136
Balances before Other policy liabilities and assets	89,966	3,166	86,800	89,966	3,166	86,800
Other policy liabilities and assets	5,359	218	5,141	5,359	218	5,141
Total Insurance contract liabilities and Reinsurance assets	$95,325	$3,384	$91,941	$95,325	$3,384	$91,941

(1)	Reduction in liabilities due to Policy loan adjustment.

	For the three months ended September 30, 2010			For the nine months ended September 30, 2010
	Insurance contract liabilities	Reinsurance assets	Net	Insurance contract liabilities	Reinsurance assets	Net
Balances, beginning of period	$84,107	$3,245	$80,862	$81,232	$3,133	$78,099
Change in balances on in-force policies	1,610	(2)	1,612	3,226	(3)	3,229
Balances arising from new policies	641	(29)	670	1,940	86	1,854
Method and assumption changes	429	396	33	385	401	(16)
Increase (decrease) in Insurance contract liabilities and Reinsurance assets	2,680	365	2,315	5,551	484	5,067
Balances before the following:	86,787	3,610	83,177	86,783	3,617	83,166
Foreign exchange rate movements	(994)	(51)	(943)	(990)	(58)	(932)
Balances before Other policy liabilities and assets	85,793	3,559	82,234	85,793	3,559	82,234
Other policy liabilities and assets	5,667	219	5,448	5,667	219	5,448
Total Insurance contract liabilities and Reinsurance assets	$91,460	$3,778	$87,682	$91,460	$3,778	$87,682

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	53

9.A.ii Impact of Changes in Assumptions or Methodology

Policy liabilities increase (decrease) before income taxes
Assumption or methodology	For the three months ended September 30, 2011	For the nine months ended September 30, 2011	Description
Mortality / morbidity	$140	$144	Primarily due to updates to reflect new industry guidance relating to mortality improvement from the CIA.
Lapse and other policyholder behaviour	404	404	Reflects higher lapse rates on term insurance renewals in SLF Canada, as well as updates for premium persistency in Individual Insurance in SLF US.
Expense	17	18	Impact of reflecting recent experience studies across the Company (i.e. higher unit costs).
Investment returns	131	129	Largely due to updates to a number of investment assumptions including updates to real estate assumptions and the impact of a lower interest rate environment, partially offset by changes to asset default assumptions.
Model enhancements	(176)	(212)	Modelling enhancements to improve the projection of future cash flows across a number of our businesses.
Total	$516	$483

Policy liabilities increase (decrease) before income taxes
Assumption or Methodology	For the three months ended September 30, 2010	For the nine months ended September 30, 2010	Description
Mortality / morbidity	$(310)	$(305)	Largely due to favourable changes to the mortality basis in Individual Insurance in SLF U.S., Reinsurance in Corporate and mortality/morbidity in the Group businesses in SLF Canada and SLF U.S.
Lapse and other policyholder behaviour	260	257	Reflects the impact of higher persistency as a result of low interest rates in Individual insurance in SLF U.S., as well as higher lapse rates on term insurance renewals in SLF Canada.
Expense	71	72	Impact of reflecting recent experience studies across the Company.
Investment returns	92	64	Primarily from impact of Company wide revisions to equity and interest rate return assumptions.
Model enhancements	(80)	(104)	Modelling enhancements to improve the projection of future cash flows across a number of our businesses.
Total	$33	$(16)

Future Impact of Prospective Actuarial Assumption Changes

In the fourth quarter of 2011, the Company plans to make a change related to the valuation of variable annuity and segregated fund insurance contract liabilities whereby the Company will provide for the estimated future lifetime hedging costs of these contracts in the liabilities. The impact of this change on the Company’s net income in the fourth quarter will depend on interest rates and other market conditions as at December 31, 2011, as well as further refinements to the valuation methodology. If this change was made using September 30, 2011 market conditions, the expected one-time reduction in net income is estimated to be in the range of $550 to $650.

54	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

9.A.iii	Gross Claims and Benefits Paid

Gross claims and benefits paid in the period consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Maturities and surrenders	$966	$1,063	$3,082	$3,189
Annuity payments	311	311	956	927
Death and disability benefits	735	875	2,322	2,595
Health benefits	879	832	2,608	2,498
Policyholder dividends and interest on claims and deposits	125	253	621	798
Total Gross claims and benefits paid	$3,016	$3,334	$9,589	$10,007

9.B Investment Contract Liabilities

9.B.i Changes in Investment Contract Liabilities

Changes in investment contract liabilities without DPF are as follows:

	For the three months ended September 30, 2011		For the nine months ended September 30, 2011
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$2,146	$1,500	$2,207	$1,396
Deposits	–	83	–	274
Interest	2	10	17	30
Withdrawals	(1,175)	(53)	(1,189)	(164)
Fees	–	–	–	(1)
Change in fair value	(27)	–	(22)	–
Other	4	4	4	12
Foreign exchange rate movements	67	8	–	5
Balance, end of period	$1,017	$1,552	$1,017	$1,552

	For the three months ended September 30, 2010		For the nine months ended September 30, 2010
	Measured at fair value	Measured at amortized cost	Measured at fair value	Measured at amortized cost
Balance, beginning of period	$3,268	$1,304	$3,224	$1,149
Deposits	1	79	10	313
Interest	10	9	26	28
Withdrawals	(963)	(49)	(977)	(153)
Fees	–	–	–	(2)
Change in fair value	47	–	44	–
Other	2	3	1	9
Foreign exchange rate movements	(90)	(5)	(53)	(3)
Balance, end of period	$2,275	$1,341	$2,275	$1,341

Changes in investment contract liabilities with DPF are as follows:

	For the three months ended		For the nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Balance, beginning of period	$483	$612	$540	$542
Change in liabilities on in-force	(3)	5	(50)	21
Liabilities arising from new policies	2	14	7	71
Assumption Changes	–	1	–	1
Increase (decrease) in liabilities	(1)	20	(43)	93
Liabilities before the following:	482	632	497	635
Foreign exchange rate movements	41	(16)	26	(19)
Balance, end of period	$523	$616	$523	$616

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	55

10.    Income Taxes

Our effective worldwide income tax rate differs from the combined Canadian federal and provincial statutory income tax rate, as follows:

	For the three months ended				For the nine months ended
	September 30, 2011		September 30, 2010		September 30, 2011		September 30, 2010
		%		%		%		%
Total net income (loss)	$(595)		$446		$312		$983
Add: Income taxes expense (benefit)	(169)		116		(48)		118
Total income (loss) before income taxes	$(764)		$562		$264		$1,101
Taxes at the combined Canadian federal and provincial statutory income tax rate	$(214)	28.0	$171	30.5	$74	28.0	$336	30.5
Increase (decrease) in rate resulting from:
Higher (lower) effective rates on income subject to taxation in foreign jurisdictions	59	(7.7)	28	5.0	10	3.8	(101)	(9.2)
Tax (benefit) cost of unrecognized losses	(4)	0.5	(17)	(3.0)	(11)	(4.2)	–	–
Tax exempt investment income	(22)	2.9	(74)	(13.2)	(128)	(48.5)	(107)	(9.7)
Adjustments in respect of prior years	9	(1.2)	6	1.0	(3)	(1.1)	(18)	(1.6)
Other	3	(0.4)	2	0.3	10	3.8	8	0.7
Total income tax expense (benefit)and effective income taxes	$(169)	22.1	$116	20.6	$(48)	(18.2)	$118	10.7

The Canadian federal government and certain provinces enacted legislation reducing corporate income tax rates. As a result of these enactments, our statutory income tax rates will decline gradually to 26% in 2013 as these rate reductions become effective. Statutory tax rates in the jurisdictions in which we conduct business range from 0% to 35% which creates a tax rate differential and corresponding tax provision difference compared to the Canadian federal and provincial statutory rate when applied to foreign income (loss) not subject to tax in Canada. For the three months ended September 30, 2011 this tax differential was impacted by losses arising in lower-tax jurisdictions.

Tax exempt investment income for the three months ended September 30, 2011 includes tax benefit of $3 related to appreciation of real estate classified as investment properties in Canada ($32 for the nine months ended September 30, 2011). The mark to market adjustments on real estate in 2010 did not materially impact our tax expense in 2010.

Higher (lower) effective rates on income subject to taxation in foreign jurisdictions for the nine months ended September 30, 2010 includes a tax benefit of $76 associated with the favourable resolution of tax litigation in the U.K. An increase in valuation allowance of $23 related to this tax benefit is reported in tax (benefit) cost of unrecognized losses. This increase is offset by the benefit of previously unrecognized losses recognized primarily in the three months ended September 30, 2010.

56	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

11.    Commitments, Guarantees and Contingencies

Guarantees of Sun Life Assurance Preferred Shares and Subordinated Debentures

On November 15, 2007, SLF Inc. provided subordinated guarantees of certain subordinated debentures and preferred shares issued by Sun Life Assurance. As a result of providing these guarantees, Sun Life Assurance is entitled to rely on an order dated November 14, 2007 exempting it from most continuous disclosure and the certification requirements of Canadian securities laws.

The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated), as required under the order:

Results for the three months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2011
Total revenue	$129	$5,912	$2,091	$(626)	$7,506
Shareholders’ net income (loss)	$(598)	$(80)	$(584)	$666	$(596)

September 30, 2010
Total revenue	$120	$6,453	$1,548	$(450)	$7,671
Shareholders’ net income (loss)	$449	$364	$32	$(404)	$441

Results for the nine months ended	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustments	SLF Inc. (consolidated)
September 30, 2011
Total revenue	$393	$13,043	$4,701	$(1,271)	$16,866
Shareholders’ net income (loss)	$296	$589	$(482)	$(105)	$298

September 30, 2010
Total revenue	$319	$16,624	$4,724	$(1,137)	$20,530
Shareholders’ net income (loss)	$971	$852	$(2)	$(851)	$970

As at	SLF Inc. (unconsolidated)	Sun Life Assurance (consolidated)	Other subsidiaries of SLF Inc. (combined)	Consolidation adjustment	SLF Inc. (consolidated)
September 30, 2011
Invested assets	$17,335	$93,022	$22,584	$(16,253)	$116,688
Total other assets	$8,968	$72,074	$47,394	$(29,430)	$99,006
Insurance contract liabilities	$–	$84,437	$14,964	$(4,076)	$95,325
Investment contract liabilities	$–	$2,073	$1,025	$(6)	$3,092
Total other liabilities	$9,949	$68,032	$51,105	$(28,319)	$100,767

December 31, 2010
Invested assets	$17,600	$85,816	$22,246	$(16,668)	$108,994
Total other assets	$8,219	$74,504	$44,775	$(26,245)	$101,253
Insurance contract liabilities	$–	$78,083	$13,189	$(3,216)	$88,056
Investment contract liabilities	$–	$1,935	$2,221	$(13)	$4,143
Total other liabilities	$9,903	$69,990	$47,940	$(25,856)	$101,977

January 1, 2010
Invested assets	$19,095	$83,020	$24,242	$(18,189)	$108,168
Total other assets	$4,317	$69,890	$37,718	$(17,791)	$94,134
Insurance contract liabilities	$–	$75,250	$14,472	$(2,866)	$86,856
Investment contract liabilities	$–	$1,649	$3,291	$(25)	$4,915
Total other liabilities	$8,413	$66,374	$38,647	$(18,044)	$95,390

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	57

12.	Segregated Fund Disclosures

12.A	Investments for Account of Segregated Fund Holders

The carrying value of investments for account of segregated fund holders consists of:

As at	September 30, 2011	December 31, 2010	January 1, 2010
Segregated and mutual fund units	$69,980	$71,959	$64,214
Equity securities	5,814	7,454	7,420
Debt securities	8,533	7,603	7,526
Cash, cash equivalents and short-term securities	3,027	2,501	1,642
Investment properties	327	298	319
Mortgages	28	29	34
Other assets	3,076	5,037	1,972
Total	$90,785	$94,881	$83,127
Less: Liabilities arising from investing activities	$5,504	$6,935	$2,579
Total investments for account of segregated fund holders	$85,281	$87,946	$80,548

12.B	Insurance Contracts and Investment Contracts for Account of Segregated Fund
Holders

Changes in insurance contract and investment contract liabilities for account of segregated fund holders are as follows:

	Insurance contracts		Investment contracts
For the three months ended	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Balance, beginning of the period	$83,243	$73,710	$5,873	$5,813
Additions to segregated funds:
Deposits	2,255	2,320	43	69
Net transfers (to) from general funds	140	230	–	–
Net realized and unrealized gains (losses)	(7,091)	4,726	(661)	409
Other investment income	581	350	9	58
Total	$(4,115)	$7,626	$(609)	$536
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	$1,877	$1,872	$86	$121
Management fees	287	258	(7)	14
Taxes and other expenses	29	53	3	7
Foreign exchange rate movements	(2,826)	843	(338)	(68)
Total	$(633)	$3,026	$(256)	$74
Net additions (reductions)	$(3,482)	$4,600	$(353)	$462
Balance, end of period	$79,761	$78,310	$5,520	$6,275

	Insurance contracts		Investment contracts
For the nine months ended	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Balance, beginning of the period	$81,931	$74,293	$6,015	$6,255
Additions to segregated funds:
Deposits	7,092	7,330	178	212
Net transfers (to) from general funds	502	689	–	–
Net realized and unrealized gains (losses)	(5,606)	2,714	(657)	486
Other investment income	1,145	978	29	59
Total	$3,133	$11,711	$(450)	$757
Deductions from segregated funds:
Payments to policyholders and their beneficiaries	$6,125	$5,938	$348	$390
Management fees	876	736	(19)	39
Taxes and other expenses	113	172	5	12
Foreign exchange rate movements	(1,811)	848	(289)	296
Total	$5,303	$7,694	$45	$737
Net additions (reductions)	$(2,170)	$4,017	$(495)	$20
Balance, end of period	$79,761	$78,310	$5,520	$6,275

58	Sun Life Financial Inc.	Third Quarter 2011	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

13.    Reinsurance

Reinsurance recoveries (expenses), which denote amounts that are recovered through reinsurance agreements, consist of the following:

	For the three months ended		For the nine months ended
	September 30, 2011	September 30, 2010	September 30, 2011	September 30, 2010
Recovered claims and benefits	$871	$258	$2,810	$703
Commissions	14	11	42	38
Reserve adjustments	128	8	223	22
Operating expenses and other	110	1	327	23
Reinsurance recoveries (expenses)	$1,123	$278	$3,402	$786

14.    Subsequent Event

On September 29, 2011 we announced that SLF Inc. has signed agreements to purchase the minority shares of McLean Budden Limited, its investment management subsidiary and to transfer the business to our subsidiary MFS. The purchase price of the minority shares, which represents 32.4% of ownership, is approximately $144 plus additional consideration to be based on performance targets being attained. The transaction is expected to be completed in November, subject to regulatory approvals, and will result in McLean Budden Limited becoming a wholly-owned subsidiary of MFS.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc.	Third Quarter 2011	59

Major Offices

The following is contact information for Sun Life Financial’s major offices and affiliates around the world. For inquiries and customer service, please contact the appropriate office in your area.

Sun Life Financial Inc.

Corporate Headquarters

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Sun Life Financial Canada

Canadian Headquarters

227 King Street South

Waterloo, Ontario

Canada N2J 4C5

Tel: 519-888-2290

Call centre: 1-877-SUN-LIFE/

1-877-786-5433

Website: sunlife.ca

Montreal Office

1155 Metcalfe Street

Montreal, QC

Canada H3B 2V9

Tel: 514-866-6411

Website: sunlife.ca

Sun Life Financial U.S.

One Sun Life Executive Park

Wellesley Hills, Massachusetts

USA 02481

Call centre: 1-800-SUN-LIFE/

1-800-786-5433

Website: sunlife.com/us

Sun Life Financial Bermuda

Sun Life Financial

Victoria Hall

11 Victoria Street

P.O. Box HM 3070

Hamilton HM NX, Bermuda

Tel: 1-800-368-9428 / 441-296-3084

Website: sunlife.com/international

Sun Life Financial U.K.

Matrix House

Basing View, Basingstoke

Hampshire

United Kingdom RG21 4DZ

Call centre: 0845-0720-223

Website: sloc.co.uk

Sun Life Financial Asia

Sun Life Financial Asia Regional Office

27/F Oxford House

Taikoo Place

979 King’s Road

Hong Kong

Tel: (852) 2918-3888

Website: sunlife.com.hk

China

Sun Life Everbright Life Insurance Company Limited

37/F Tianjin International Building

75 Nanjing Road

Tianjin, China 300050

Tel: (8622) 2339-1188

Fax: (8622) 2339-9929

Website: sunlife-everbright.com

Sun Life Assurance Company of Canada

Beijing Representative Office

Suite A01, 10th Floor, AB Tower,

Office Park, No. 10 Jintong West Road

Chaoyang District

Beijing, China 100020

Tel: (8610) 8590-6500

Fax: (8610) 8590-6501

Hong Kong

Sun Life Hong Kong Limited

10/F, Sun Life Tower

The Gateway

15 Canton Road

Kowloon

Hong Kong

Tel: (852) 2103-8888

Call centre: (852) 2103-8928

Website: sunlife.com.hk

India

Birla Sun Life Insurance Company Limited

One India Bulls Centre, Tower 1, 16th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 1-800-270-7000 /

91-22-4356-9000

Website: birlasunlife.com

Birla Sun Life Asset Management

Company Limited

One India Bulls Centre, Tower 1, 17th Floor

Jupiter Mill Compound

841, Senapati Bapat Marg, Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-8000

Website: birlasunlife.com

Sun Life Financial

One India Bulls Centre, Tower 1,

14th Floor,

841, Senapati Bapat Marg,

Elphinstone Road

Mumbai, India 400 013

Tel: 91-22-4356-9121

Website: sunlife.com

Indonesia

PT Sun Life Financial Indonesia

World Trade Centre,

8th & 9th Floors

JL Jend. Sudirman Kav. 29-31

Jakarta, Indonesia 12920

Tel: (6221) 5289-0000

Hotline / toll-free: 0800-140-1262

Customer Service Centre: (6221) 5289-0088

Website: sunlife.co.id

PT CIMB Sun Life

Wisma Metropolitan I, 3rd Floor

JL Jend. Sudirman Kav. 29

Jakarta, Indonesia 12920

Tel: (6221) 2994-2888

Fax: (6221) 2994-2800

Website: cimbsunlife.co.id

Philippines

The Enterprise Center

Tower 2, 12/F

6766 Ayala Avenue cor.

Paseo de Roxas

Makati City, Philippines 0724

Call centre: (632) 849-9888

Website: sunlife.com.ph

MFS Investment Management

Head Office

500 Boylston Street

Boston, Massachusetts

USA 02116

Tel: 617-954-5000

Toll-Free: 1-800-343-2829

Website: mfs.com

McLean Budden

Head Office

145 King Street West, Suite 2525

Toronto, Ontario

Canada M5H 1J8

Tel: 416-862-9800

Website: mcleanbudden.com

Sun Life Global Investments (Canada) Inc.

Head Office

150 King St. West

Toronto, Ontario

Canada M5H 1J9

Tel: 1-877-335-1167

Website: sunlifeglobalinvestments.com

60	Sun Life Financial Inc.	Third Quarter 2011	MAJOR OFFICES

Corporate and Shareholder Information

For information about the Sun Life Financial group of companies, corporate news and financial results, please visit www.sunlife.com.

Corporate Office

Sun Life Financial Inc.

150 King Street West

Toronto, Ontario

Canada M5H 1J9

Tel: 416-979-9966

Website: sunlife.com

Investor Relations

For financial analysts, portfolio managers and institutional investors requiring information, please contact:

Investor Relations

Fax: 416-979-4080

E-mail:

investor.relations@sunlife.com

Please note that financial information can also be obtained at sunlife.com.

Transfer Agent

For information about your shareholdings, dividends, change in share registration or address, estate transfers, lost certificates, or to advise of duplicate mailings, please contact the Transfer Agent in the country where you reside. If you do not live in any of the countries listed, please contact the Canadian Transfer Agent.

Canada

Canadian Stock Transfer Company Inc.

as agent for

CIBC Mellon Trust Company

P.O. Box 7010

Adelaide Street Postal Station

Toronto, Ontario

Canada M5C 2W9

Within North America:

Tel:  1-877-224-1760

Outside of North America:

Tel: 416-348-9412

Fax: 416-643-5501

E-mail: inquiries@canstockta.com

Website: www.canstockta.com

Shareholders can view their account details using Canadian Stock Transfer’s Internet service, Answerline.® Register at www.canstockta.com/investor.

United States

American Stock Transfer & Trust Company, LLC

6201 15th Ave.

Brooklyn, NY 11219

Tel: 1-877-224-1760

E-mail: inquiries@canstockta.com

United Kingdom

Capita Registrars

The Registry

34 Beckenham Road

Beckenham, Kent

United Kingdom BR3 4TU

Within the U.K.:

Tel: (0845) 602 1587

Outside the U.K.:

Tel: +44 20 8639 2064

E-mail: ssd@capitaregistrars.com

Philippines

The Hongkong and Shanghai Banking Corporation Limited

HSBC Stock Transfer

7/F, HSBC Centre

3058 Fifth Avenue West

Bonifacio Global City

Taguig City, 1634, Philippines

From Metro Manila:

Tel:  PLDT (632) 581-8111

        GLOBE (632) 976-8111

From the Provinces:

1 800 1 888-2422

Hong Kong

Computershare Hong Kong Investor Services Limited

17M Floor, Hopewell Centre

183 Queen’s Road East

Wanchai, Hong Kong

Tel: (852) 2862-8555

E-mail:

hkinfo@computershare.com.hk

Shareholder Services

For shareholder account inquiries, please contact the Transfer Agent in the country where you reside, or Shareholder Services:

Fax: 416-598-3121

English E-mail: shareholderservices@sunlife.com

French E-mail: servicesauxactionnaires@sunlife.com

Dividends

2011 Dividend dates

Common shares

Record dates	Payment dates
March 2, 2011	March 31, 2011
May 25, 2011	June 30, 2011
August 24, 2011	September 30, 2011
November 23, 2011	December 30, 2011

Direct deposit of dividends

Common shareholders residing in Canada or the U.S. may have their dividend payments deposited directly into their bank account.

The Request for Electronic Payment of Dividends Form is available for downloading from the Canadian Stock Transfer’s website at www.canstockta.com, or you can contact Canadian Stock Transfer to have a form sent to you.

Canadian Dividend Reinvestment and Share Purchase Plan

Canadian-resident common shareholders can enrol in the Dividend Reinvestment and Share Purchase Plan. For details visit our website at www.sunlife.com or contact the Plan Agent, Canadian Stock Transfer at inquiries@canstockta.com.

Stock Exchange Listings

Sun Life Financial Inc. Class A Preferred Shares are listed on the Toronto Stock Exchange (TSX).

Ticker Symbols:	Series 1 – SLF.PR.A
Series 2 – SLF.PR.B
Series 3 – SLF.PR.C
Series 4 – SLF.PR.D
Series 5 – SLF.PR.E
Series 6R – SLF.PR.F
Series 8R – SLF.PR.G
Series 10R – SLF.PR.H

Sun Life Financial Inc. common shares are listed on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges. Ticker Symbol: SLF

As of November 1, 2011, there were 582,796,058 outstanding common shares, which are the only voting securities.

CORPORATE AND SHAREHOLDER INFORMATION	Sun Life Financial Inc.	Third Quarter 2011	61

SUN LIFE FINANCIAL INC.	150 King Street West Toronto, Ontario Canada M5H 1J9	sunlife.com